

Handleman Company

2007 Annual Report



Dear Shareholders:

Handleman Company reported disappointing financial performance for fiscal 2007. Although our revenues were greater than last year, they were impacted by sales declines in the music industry of more than 12%, and lower than anticipated video game hardware and software sales due to the late release of new hardware platforms by Sony and Nintendo. In addition, selling, general and administrative expenses were higher than the previous fiscal year due to start up costs associated with new business initiatives and a number of expenses considered not to be of an ongoing nature. The combination of these factors resulted in financial performance for fiscal 2007 that did not meet our expectations.

In response, the Company put in place several programs to streamline costs including work force reductions, consolidation of distribution facilities, reductions in benefit programs and specific initiatives to lower customer product returns. In total, these initiatives are expected to save the Company in excess of $20 million in fiscal 2008. During the year we also made substantial investments in the United Kingdom (UK) to expand our operations to provide music, video and video games to Tesco PLC, the UK's largest supermarket and general merchandise retailer. These investments were made in advance of revenues which will be earned beginning in fiscal 2008. We are confident that the cost savings programs put in place, combined with our new business in the UK, will drive improved operating results in the coming year.

Fiscal 2007 Overview

Revenues for fiscal 2007 were $1.32 billion, compared to $1.31 billion for fiscal 2006. Higher console video game and greeting card revenues were offset by lower music sales. The net loss for fiscal year 2007 was $53.4 million or $2.65 per diluted share, compared to net income of $13.6 million or $.65 per diluted share for fiscal 2006. Results for fiscal 2007 were negatively impacted by expenses not considered to be of an ongoing nature. These included:

- An operating loss in the UK of $11.3 million due to start-up expenses related to new business initiatives,
- An inventory liquidation reserve of $9.0 million, resulting from the termination of the Company's music supply agreement with ASDA,
- Implementation and consulting expenses of $8.7 million attributable to the Company's cost savings initiatives, and
- An income tax expense of $1.8 million, despite a loss from continuing operations. During fiscal 2007, the Company recognized income tax expense in excess of $15.0 million due to recording valuation allowances on certain deferred tax assets.

While our financial performance for fiscal 2007 was disappointing, our strategy of leveraging our core competencies should lead to improved performance in fiscal 2008.

Strategy

The music industry is currently undergoing dramatic changes, which requires the Company to pursue alternative strategies for growth. The Company's strategy is to grow sales by diversifying both its customer base and product lines. This will be accomplished by leveraging our three core competencies: intellectual services, logistics services and in-store services. Our skills in these competencies allow us to anticipate and react to consumer demand, ship individual items to locations where and when consumers want them and provide execution at the store level. Each of the following competencies increase sales and inventory productivity for both retailers and suppliers.

- Intellectual Services – This consists of the Company's systems and process capabilities. It allows us to provide store specific orders for new item introductions, on-going replenishment and assortment management across multiple unique retail stores.
- Logistics Services – Our distribution facilities provide efficient and reliable direct-to-store delivery of pre-priced product. In addition, our facilities provide efficient handling of product returns – a difficult and costly process for most retailers and manufacturers.
- In-Store Services – A combination of people and technology ensures that product is on the retailers' shelves timely and in a manner that maximizes its salability. Our field services provide retailers, as well as manufacturers, with a service solution that decreases "dock-to-stock" time.

Customers who use our services include leading retailers, such as Wal-Mart, Kmart, Tesco, Best Buy, ASDA, Shopko, Pamida and Zellers. These retailers engage us to help simplify the management of complex product categories and maximize their sales and profits. As a category manager and distributor, the Company anticipates and reacts to consumer demand, provides direct-to-store shipments and manages in-store service for a broad assortment of individual items. Using highly automated, data-driven systems, we track the products sold and quickly respond to consumer demand on a store-by-store basis. In the end, we recognize that to be successful we must always add more value to the supply chain than the costs we extract.

Leveraging Our Core Competencies To Improve Results

During fiscal 2007 the Company took steps to expand its strategy of leveraging its core competencies.

- In April 2007 we began providing intellectual services, logistics services and in-store services for CD's, DVD's and video games to Tesco. This new relationship utilizes each of the Company's core competencies without the Company taking ownership of the products we service. This new business model offers unique advantages for the Company. Specifically, it eliminates a substantial investment in working capital by reducing inventory and accounts receivable, as well as eliminating inventory obsolescence risks.
- In October 2006 we began providing intellectual services, logistics services and in-store services for greeting cards in ASDA stores within the UK. Greeting card revenues for the seven months ended April 2007 were $39.3 million.
- During fiscal 2007 the Company also focused on growing its console video game business. We expect this business to experience moderate growth during our fiscal year 2008 as a result of the new console video game platforms that were introduced during fiscal 2007.

Looking Ahead

Every member of the Handleman Team understands the challenges we face and is dedicated to securing our foundation and exploring opportunities necessary for growth. We are focused on managing the controllable areas in our business, which include executing cost reductions, managing our existing music business to generate profits, retaining key employees and focusing on growth within our console video game business. We remain diligent in our efforts to execute our strategy to diversify our product categories and customer base. We have proven during our 77 year history that we are capable of changing our business model, adding new product lines and leveraging our competencies for growth – and we can do it again. Delivering long term value to shareholders is our fundamental responsibility, and we are determined to fulfill that commitment.

I would like to thank all of our stakeholders – shareholders, customers, employees and suppliers – for your support.



Stephen Strome
Chairman of the Board and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 28, 2007
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 1-7923

HANDLEMAN COMPANY

(Exact name of registrant as specified in its charter)

MICHIGAN	**38-1242806**
(State or other jurisdiction of incorporation or organization)	*(I.R.S.Employer Identification No.)*

500 Kirts Boulevard, Troy, Michigan 48084-5225
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **248-362-4400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK $.01 PAR VALUE	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ___ NO _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ___ NO _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. YES _X_ NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). YES __ NO _X_

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. The aggregate market value as of October 28, 2006 was $161,031,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. The number of shares of common stock outstanding as of June 15, 2007 was 20,289,986.

DOCUMENTS INCORPORATED BY REFERENCE
Handleman Company's definitive Proxy Statement to be filed for the 2007 Annual Meeting of Shareholders is incorporated by reference into Part III, with the exception of the Corporate Governance and Nominating Committee Charter and the Audit Committee Charter contained therein.

(Page Intentionally Left Blank)

HANDLEMAN COMPANY

INDEX

PART I

Item 1. BUSINESS

Handleman Company, a Michigan corporation (herein referred to as the "Company" or "Handleman" or "Registrant"), which has its executive offices in Troy, Michigan, is the successor to a proprietorship formed in 1934, and to a partnership formed in 1937.

Copies of the Forms 10-K, Forms 10-Q, Forms 8-K and all amendments to those reports are available, as soon as reasonably practicable after said material is electronically filed with or furnished to the Securities and Exchange Commission, free of charge on the Registrant's website, www.handleman.com. The Company's Code of Business Conduct and Ethics ("Code") is also available on the Company's website, as well as any changes to or waivers from the Code. The Company's By-laws, Articles of Incorporation, Audit Committee Charter, Compensation Committee Charter, Corporate Governance and Nominating Committee Charter, and Corporate Governance Guidelines are also available on the website. Written requests for copies of these materials may be directed to Investor Relations at the Company's executive offices.

RECENT DEVELOPMENTS:

Credit Agreements

On April 30, 2007, subsequent to the Company's fiscal year end, Handleman and certain of its subsidiaries entered into two credit agreements that constitute a $250 million multi-tranche credit facility. These agreements contain several operating and financial covenants, including weekly borrowing base certifications, as well as restrictions on distributions and dividends, acquisitions and investments, indebtedness, prepayments, liens and affiliate transactions, capital structure and business, guaranteed indebtedness and asset sales. The level of indebtedness and the associated covenants affect the Company's operations.

The Company's ability to meet its debt service obligations and to reduce its total indebtedness is dependent upon its future performance. Handleman cannot make any assurances that it can meet the requirements of its existing debt arrangements. If Handleman fails to comply with the covenants and requirements of its credit agreements, then it may result in Handleman being in default, with respect to the related debt, and could lead to acceleration of that debt or any instruments evidencing indebtedness that contain cross-acceleration and cross-default provisions. In such case, Handleman cannot provide any assurance that it would be able to refinance or otherwise repay that indebtedness. See the discussion under Management's Discussion and Analysis of Financial Condition and Result of Operations – Liquidity and Capital Resources, and Note 15 of Notes to Consolidated Financial Statements for detailed information related to the new debt covenants.

ASDA Music Supply Arrangement

On May 24, 2007, the Company announced that its subsidiary, Handleman UK Limited ("Handleman UK"), and United Kingdom retailer ASDA, a subsidiary of Wal-Mart Stores, Inc., have decided not to continue their music supply arrangement. Under this arrangement, Handleman UK provided category management and distribution of music CD's and, to a limited extent, DVD's to ASDA stores. The decision not to continue the music supply arrangement was due to the inability of Handleman UK and ASDA to reach terms that were mutually beneficial. Handleman UK will continue to provide music category management and distribution services to ASDA through August 2007. A plan is currently being developed to ensure an orderly separation process. Sales to ASDA represented $268.0 million, or 20%, of the Company's consolidated revenues during fiscal 2007. After the separation process is completed, the Company expects an improvement in operating performance for Handleman UK. It should be noted that Handleman UK and ASDA will continue their business arrangement related to the distribution and servicing of greeting cards, which began in October 2006. Greeting cards are expected to generate revenues of approximately $68 million in fiscal 2008. See Note 15 of Notes to Consolidated Financial Statements for additional information related to the termination of the ASDA music supply arrangement.

Tesco Supply Agreement

Beginning in the first quarter of fiscal 2008, Handleman UK will begin providing distribution, replenishment and store merchandising services to Tesco PLC in support of its entertainment business - specifically music, video and video games. Tesco, the largest supermarket and general merchandise retailer in the United Kingdom, is also one of the world's leading international retailers. Under this arrangement, Tesco will retain ownership title to the inventory, which will be housed in and distributed from a Handleman UK distribution facility. This arrangement is characterized as a fee-for-service model, whereby Handleman UK's revenue will be based upon fee per unit charges related to distribution services and hourly rate charges related to merchandising services provided by Handleman UK's field sales organization. This agreement allows Handleman Company to extend its core services to over 700 Tesco stores in the United Kingdom and is expected to generate approximately $50 million in annual service revenue for the Company.

DESCRIPTION OF BUSINESS:

Handleman Company operates in two business segments: category management and distribution operations, and video game operations. As a category manager, the Company manages a broad assortment of prerecorded music titles to optimize sales and inventory productivity in leading retail stores in the United States ("U.S."), United Kingdom ("UK") and Canada. Services offered as a category manager include direct-to-store shipments, marketing and in-store merchandising. The video game operations are related to the Company's subsidiary, Crave Entertainment Group, Inc. ("Crave").

On November 22, 2005, the Company acquired the stock of privately-owned Crave. Crave is a distributor of video game hardware, software and accessories to major retailers throughout the U.S. This acquisition expanded the Company's customer base, broadened its product lines and continues to allow growth opportunities for both segments' organizations through cross-selling services and products to customers.

On June 24, 2005, the Company acquired all the operating assets and certain liabilities of REPS LLC ("REPS"). REPS provides nationwide in-store merchandising for home entertainment and consumer product brand owners at mass merchant, warehouse club and specialty retailers. The in-store merchandising structure of REPS is similar to the Company's in-store merchandising structure, thus providing the opportunity to consolidate certain functions and generate cost savings and synergies.

The operating results of Crave and REPS have been included in the Company's Consolidated Financial Statements since their dates of acquisition. See Note 2 of Notes to Consolidated Financial Statements for additional information related to the acquisitions.

The following table sets forth revenues and the percentage contribution to consolidated revenues for the fiscal years ended April 28, 2007 ("fiscal 2007"), April 29, 2006 ("fiscal 2006") and April 30, 2005 ("fiscal 2005") (in millions of dollars):

	Fiscal Years Ended		
	April 28, 2007 (52 weeks)	April 29, 2006 (52 weeks)	April 30, 2005 (52 weeks)
Category management and distribution operations	$1,104.8	$1,226.9	$1,260.6
% of Total	*83.4*	*93.5*	*100.0*
Video game operations	219.7	85.5	--
% of Total	*16.6*	*6.5*	--
Total revenues from continuing operations	$1,324.5	$1,312.4	$1,260.6

Category Management and Distribution Operations

As a category manager and distributor of pre-recorded music, the Company creates value for its customers by leveraging its core competencies of intellectual services, field services and logistic services. Using these competencies, the Company manages the selection, acquisition, delivery, retail ticketing, display and return of music product for the Company's retail customers' ("retailers") stores. The following discussion pertains to these activities:

- Intellectual services represent the systems and thought leadership provided by employees. Music is both a local and national business requiring that products selected for each store meet the demand of consumers who frequent each individual store. These intellectual services enable the Company to get the right product, in the right quantity, to the right store at the right time.

- Field services are executed through the Company's in-store service organization in conjunction with the use of proprietary systems. The Company's field service staff visits retailers' stores to execute a variety of merchandising responsibilities, including verifying that product has been placed on display, ensuring that the department is properly merchandised and that top-hit product is available, setting up point-of-purchase displays, reordering product with low inventory levels or required for local events, and ensuring that new product is displayed on the new release date. The field service staff also contributes to managing inventory turns by monitoring store inventory levels, identifying slow moving product and returning merchandise to the Company's automated distribution centers.

- Logistic services represent all the activities that occur within the Company's automated distribution centers, including order management, shipping and returns handling. The Company bypasses the retailers' distribution center and ships "shelf-ready" product (i.e., product which includes store specific price tickets, theft deterrent devices and special displayers), directly to thousands of retail store locations. The Company also makes frequent shipments of less than case lot quantities to each store to tailor each store's inventory to its changing consumer demand.

The Company distributes throughout vast geographic regions, but adapts individual store selections to local tastes. In fiscal 2007, approximately 76% of the Company's revenues were in North America and approximately 24% were in the UK. Excluding the category management and distribution business with ASDA in the UK, approximately 98% of the Company's revenues would have been in North America and only 2% in the UK in fiscal 2007.

The music industry, in which the Company predominately operates, is seasonal in nature. Approximately 33% of the U.S. music industry sales (excluding digital distribution) occur during the last three months of the calendar year, with the month of December accounting for approximately 15% of annual sales of physical music product. Therefore, in order to meet consumer demand, the Company's second and third fiscal quarters ended October 28, 2006 and January 31, 2007, respectively, represented a higher proportion of annual revenues and net income than did its first and fourth quarters ended July 29, 2006 and April 28, 2007, respectively. As a result of the seasonal nature of the Company's business, certain working capital items are higher at some interim reporting dates than at others. For example, inventory and accounts payable are typically higher at the end of the Company's second quarter as a result of increased inventory purchases in anticipation of higher holiday season shipments, whereas accounts receivable is typically higher at the end of the Company's third quarter due to accounts receivable from holiday season shipments not yet paid by customers. See Note 14 of Notes to Consolidated Financial Statements for disclosure of quarterly results that indicates the seasonality of the Company's business.

Vendors

The Company purchases from many different vendors. The volume of purchases from individual vendors fluctuates from year to year based upon the salability of selections being offered by such vendors. Though a small number of major, financially sound vendors account for a high percentage of purchases, Handleman must also select product from a variety of additional vendors in order to maintain the appropriate product selection for its customer's consumers. The Company closely monitors its inventory exposure, accounts payable balances, and established reserves for smaller vendors that may not have the financial resources to honor their product return commitments.

Since the public's taste for the products the Company supplies is broad and varied, Handleman is required to maintain sufficient inventories to satisfy diverse tastes. The Company minimizes the effect of obsolescence through planned purchasing methods and computerized inventory controls. Because substantially all vendors from which the Company purchases product offer some level of return allowances and price protection, Handleman reduces its exposure to markdown risk unless vendors are unable to fulfill their return obligations or non-salable product purchases exceed vendor return limitations. Vendors offer a variety of charge-based return programs whereby, a penalty is charged based on a per unit rate or a percentage of product value. Accordingly, the Company may possess, in its inventories, non-salable product that can only be returned to vendors with cost penalties or may be non-returnable until the Company can comply with the provisions of the vendors' cost penalties, or may be non-returnable until the Company can comply with the provisions of the vendors' return policies.

The Company generally does not have distribution contracts with its vendors; consequently, either party may discontinue the relationship without notice.

Customers

Handleman Company's customers benefit from the services Handleman provides for a variety of reasons. The Company selects products from a multitude of vendors offering numerous titles, different formats (e.g., compact discs, music DVDs) and different payment and return arrangements. In addition, Handleman services relieve its customers from the complexity of managing the numerous stock keeping units ("SKUs") required per department, the variability of salable items among individual stores of a retailer, the wide array of programs offered by the multitude of vendors, the 'hits' nature of the business and the risk of inventory obsolescence. By utilizing the Company's category management services, customers avoid substantially all of the risks inherent in product selection and the risk of inventory obsolescence while improving the selection of products for their customers.

The Company anticipates consumer demand for individual titles and is able to promptly react to "breakout" titles while simultaneously minimizing inventory exposure for artists or titles that do not sell.

Handleman Company offers its customers a variety of "value-added" services:

Store Service: Sales representatives visit individual retail stores and meet with store management to discuss upcoming promotions, special merchandising efforts, department changes, current programs, or breaking releases, which will increase revenues. They also monitor inventory levels, check merchandise displays and install point-of-purchase advertising materials. The Company has integrated its field service organization and business model into the REPS organization. This integration resulted in cost savings through synergies and allowed the Company to more efficiently service its customers.

Advertising: The Company provides specially designed fixtures and signage that emphasize product visibility and accessibility.

Shipping and Handling: The Company coordinates delivery of product to each store with a third-party carrier.

Product Exchange: The Company protects its customers against product markdowns by offering the privilege of exchanging slower-selling product for newer product.

The nature of the Company's business lends itself to computerized ordering, distribution and store inventory management techniques. Handleman Company is able to tailor the inventories of individual stores to reflect the customer profile of each store and to adjust inventory levels, product mix and selections according to seasonal and current selling trends.

Using proprietary processes and systems to forecast consumer demand, the Company determines the selections to be offered in its customers' retail stores and ships these selections directly to the stores from one of its distribution centers. Slow-selling items are removed from the stores by the Company's field sales organization and are recycled for redistribution to other stores or for return to the vendors at the Company's distribution centers. Returns from customer stores occur for a variety of reasons, including new releases that underperformed in the market, advertising product to be returned after the promotion has ended, regularly scheduled realignment pick-ups and customer directed returns. The Company (for financial reporting purposes) reduces gross sales and direct product costs for estimated future returns at the time of revenue recognition.

The table below sets forth percentage contribution to revenues from continuing operations for Handleman Company's two largest customers:

	Fiscal Years Ended		
	April 28, 2007	April 29, 2006	April 30, 2005
Wal-Mart Stores, Inc.	70%	74%	74%
Kmart Corporation	7	9	15
Total percentage of revenues from continuing operations	77%	83%	89%

The percentages indicated for Wal-Mart Stores, Inc. include sales to ASDA in the United Kingdom.

Handleman generally does not have contracts with its customers, and such relationships may be changed or discontinued at any time by the customers or Handleman; the discontinuance of, or a significant unfavorable change in, the relationship with either of the two largest customers would have a materially adverse effect upon the Company's future sales and earnings.

During the fourth quarter of fiscal 2005, the Company announced a change in its business relationship with Kmart. As a result, during the first quarter of fiscal 2006, Handleman Company continued to provide category management and distribution to approximately 1,070 Kmart stores, whereas another supplier began to provide music to Kmart's remaining stores (approximately 400). The change initially resulted in Kmart assuming responsibility for the performance of in-store servicing in all of its stores. During the second quarter of fiscal 2007, Handleman reacquired the in-store servicing for 737 of Kmart's highest volume stores.

Operations

The Company distributes products from its facilities in North American and the United Kingdom. In addition to economies of scale and through-put considerations in determining the number of facilities it operates, the Company must also consider freight costs to and from customers' stores and the importance of timely delivery of new releases. Due to the nature of the music business, display of new releases close to vendor authorized "street dates" is an important driver of both retail sales and customer satisfaction.

The Company utilizes its proprietary systems and a third party Enterprise Resource Planning ("ERP") suite of software products to automate and integrate the functions of ordering product, receiving, warehousing, order fulfillment, ticket printing and perpetual inventory maintenance. The inventory management system also provides the basis for title specific billing that allows the Company to better serve its customers.

The Company has automated distribution equipment in its distribution facilities located in Indianapolis, Indiana; Toronto, Ontario; Warrington, United Kingdom; and Bolton, United Kingdom. The Company also has a distribution facility in Irlam, United Kingdom to support the greeting card business in the UK. This facility is not automated. On May 4, 2007, the Company ceased operations at its automated distribution facility in Richmond, Virginia as part of its cost savings measures. See Note 15 of Notes to Consolidated Financial Statements for additional information related to the cessation of operations at Richmond, Virginia.

Within its facilities, the Company operates return centers to expedite the processing of customer returns, including use of automated return processing equipment. In order to minimize inventory investment,

Handleman sorts customer returns and identifies the item for either redistribution or return to vendors as expeditiously as possible. An item returned from one store may be required for shipment to another store with higher demand for the product. Therefore, timely recycling prevents purchasing duplicate product for a store whose order could be filled with returns from other stores.

Competition

Handleman is primarily a category manager of music products, whose business is highly competitive as to both price and alternative supply arrangements. Besides competition among the Company's customers, the Company's customers compete with alternative sources from which consumers could acquire the same product, such as (1) internet direct sales, including direct-to-home shipment and direct downloading through a consumer's home computer, (2) downloading through cellular telephones, (3) music product piracy via the internet, (4) specialty retail outlets, (5) electronic specialty stores, and (6) record clubs. The market is continually introducing new methods of in-home delivery of entertainment software products. The Company also competes directly for sales to its customers with (1) manufacturers that bypass wholesalers and sell directly to retailers, (2) independent distributors; and (3) other category managers. In addition, some large retailers have "vertically integrated" so as to provide their own category management and/or in-store merchandising. Some of these companies, however, also purchase from independent category managers.

In recent years, the trend of music product is shifting from sales of physical product to that of digital distribution in its various forms.

Although Handleman cannot make any assurances, it believes that the distribution of home entertainment products will remain highly competitive and that customer service, sales to consumers and continual progress in operational efficiencies are the keys to sustaining the Company's business, as it seeks to diversify its business model in this competitive environment.

Other Developments

During fiscal 2007 and 2006, the Company successfully completed the implementation of an ERP suite of software products in its Canadian and U.S. operations, respectively. This integrated, flexible system facilitates the Company's business with existing customers. This implementation involved replacing or modifying certain legacy systems and was done as a phased approach over a three-year period in order to mitigate risks, including capturing data, inventory management and supply chain disruptions. The Company is implementing the ERP suite in its Crave and UK operations and expects to complete the implementations mid-fiscal 2008. While Handleman is taking measures to reduce its implementation risk, it can make no assurances that it will successfully implement these new systems as planned or that they will occur without supply chain disruptions or without impacts on inventory management. These disruptions or impacts, if not anticipated and appropriately mitigated, could have a materially adverse effect on the Company's financial condition and results of operations.

The Company has implemented an initiative to realign its cost structure to reduce selling, general and administrative expenses by $20 million annually, prior to any one-time implementation costs, and continues to review and evaluate its current cost structure for cost reduction opportunities.

Video Game Operations

Video game operations, an operating segment for Handleman Company, was added as a result of the Company's acquisition of Crave Entertainment Group, Inc. Crave, through one of its subsidiary companies, purchases video game software, hardware and accessories from first and third party hardware and software manufacturers, which support all Sony, Nintendo and Microsoft video game platforms. Crave specializes in the value-priced game category, which carries retail prices ranging from $9.99 to $19.99. Products are distributed from the Company's automated distribution center in Indianapolis, Indiana and are shipped directly to major retailers throughout the United States.

Crave distributes to approximately 30,000 individual retail stores. Many retailers utilize third-party distributors, like Crave, due to the flexibility offered for distribution and packaging needs that cannot always be satisfied dealing directly with the publisher. Crave also offers its retail customers:

- integrated vendor managed inventory;
- direct-to-store shipments of shelf ready products;
- assortment planning and product procurement;
- promotional planning and execution;
- merchandising and display support; and
- dedicated support personnel.

Crave also publishes video game titles under its Crave Entertainment brand. Titles are released in the value-price category and are distributed by Crave.

Discontinued Operations

In the second quarter of fiscal 2004, the Company sold its Anchor Bay Entertainment subsidiary companies within its former proprietary operations business segment, North Coast Entertainment. The sale of Anchor Bay Entertainment allowed the Company to focus on its core category management and distribution competencies. In accordance with accounting guidance, the financial results of these subsidiary companies were reported separately as discontinued operations in the Company's Consolidated Statements of Operations for all periods presented, since the operations and cash flows of these subsidiary companies were eliminated from the ongoing operations of the Company. The Company does not have any continuing involvement in the operations of these companies after the disposal transaction. The sale was completed on December 11, 2003.

****

See Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding the Company's activities.

As of April 28, 2007, Handleman Company had approximately 2,600 employees, with none belonging to a labor union.

Item 1A. RISK FACTORS

The following represent Handleman's most significant risk factors. These risks, and other information included in this Annual Report on Form 10-K, should be carefully considered. If any of the risks occur, Handleman Company's business, financial condition, operating results and/or cash flows could be materially adversely affected.

Indebtedness and Compliance with Debt Covenants – As of April 28, 2007, Handleman Company had $106.9 million of outstanding indebtedness, all of which was classified as a current liability. On April 30, 2007, subsequent to Handleman's fiscal year end, Handleman re-financed the indebtedness and entered into certain new credit agreements that contain several operating and financial covenants, including weekly borrowing base certifications, as well as restrictions on distributions and dividends, acquisitions and investments, indebtedness, prepayments, liens and affiliate transactions, capital structure and business, guaranteed indebtedness and asset sales.

The level of indebtedness and the associated covenants could have several effects on the Company's future operations including, but not limited to:

- making it difficult for the Company to satisfy its obligations arising from, or related to, the indebtedness;
- limiting its ability to obtain necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate operating purposes;
- reducing cash available for other purposes as a result of its obligation to allocate a substantial portion of its cash flow from operations to pay interest on its debt;
- limiting its flexibility in planning for, and reacting to, changes in its business;
- reducing funds available for use in its operations;
- placing it at a competitive disadvantage with its competitors who are less leveraged or have better access to capital resources; and
- exposing it to increased vulnerability to adverse economic and music industry conditions, downturns in its business, and/or increased interest rates.

Handleman's ability to meet its debt service obligations and to reduce its total indebtedness is dependent upon its future performance. Accordingly, the Company has prepared a forecast for fiscal 2008 that is based on current expectations regarding its current business and associated operating expense and capital spending levels. If the Company's actual results differ materially from its expectations for fiscal 2008, Handleman's liquidity may be adversely impacted. If this were to occur, additional steps would be necessary to adjust its operating costs and capital expenditures to support its business.

Handleman cannot make any assurances that it can meet the requirements of its existing debt arrangements. If Handleman fails to comply with the covenants and requirements of its credit agreements, then it may result in Handleman being in default, with respect to the related debt, and could lead to acceleration of that debt or any instruments evidencing indebtedness that contain cross-acceleration and cross-default provisions. In such case, Handleman cannot provide any assurance that it would be able to refinance or otherwise repay that indebtedness.

Customer Concentration – Handleman Company generally does not have formal contracts with its customers, and either party may discontinue such relationships any time without penalty. The discontinuance of, or a significant unfavorable change in, the relationship with either of the two largest customers would have a materially adverse effect upon the Company's future sales and earnings. The Company's two largest customers represented approximately 77% of the Company's consolidated revenues during fiscal 2007. As indicated on page 2, Wal-Mart Stores, Inc.'s subsidiary, ASDA, and the Company have decided not to continue the Company's music supply arrangement in the United Kingdom. In addition, Wal-Mart Stores, Inc. and other retailers have reduced retail store space dedicated to music product from time to time in the past, and may again in the future. The Company must be cognizant of the possibility of impacting its existing customer's business while executing its defined growth strategy of expanding and diversifying its customer base.

Gross Margin Compression – The Company's gross margin as a percentage of revenues has decreased in recent years as a greater proportion of the Company's revenues have been in the UK and Crave, which carry lower gross margins as a percentage of revenues than the Company's consolidated rate. Additionally, increased revenues attributable to customer programs and promotions, and less than full category management services, which carry lower gross margins as a percentage of revenues than full category management services, have negatively impacted the Company's gross margin.

Product Line Concentration – The music industry, in which Handleman predominately operates, can experience downward trends due to a lack of successful new releases and other external factors. In addition, physical music product sales have been negatively impacted by the growth in consumption of digital music, acquired from both legal and illegal channels. Expected ongoing reductions in music product sales will continue to have an adverse effect on the Company's future sales and earnings.

Competition – The Company's business is highly competitive as to both price and alternative supply arrangements. In addition to competition among the Company's customers, as well as with other retailers, the Company's customers compete with alternative sources from which consumers could acquire the same product, such as (1) internet direct sales, including direct-to-home shipment and direct downloading through a consumer's home computer, (2) downloading through cellular telephones, (3) music product piracy via the internet, (4) specialty retail outlets, (5) electronic specialty stores, and (6) record clubs. The market is continuously introducing new methods of in-home delivery of entertainment software products. The Company also competes directly for sales to its customers with (1) manufacturers that bypass wholesalers and sell directly to retailers, (2) independent distributors, and (3) other category managers. In addition, some large retailers are "vertically integrated" so as to provide their own category management and/or in-store merchandising. Some of these companies, however, also purchase from independent category managers. Additional competitors and competitive methods could materially affect Handleman Company's business.

In recent years, the trend of music product is shifting from sales of physical product to that of digital distribution in its various forms.

Inventory Management – As a category manager and distributor of pre-recorded music, the Company manages the selection, delivery, retail ticketing and return of music product for its customers. The Company relies on its proprietary systems to manage store inventory levels to ensure the right product is in the right customer stores at the right time for consumers to purchase. As a result, the Company must also manage its warehouse inventory levels and assortment by buying smarter from its vendors and managing customer returns in order to avoid the risk of obsolescence and excess inventory levels.

Reliance on Third-Party Carriers – The Company relies on third-party carriers for delivery of product from its distribution centers to its customers' retail store locations. An interruption in service may result in a temporary delay in product shipments.

Business Continuity Program – As with any company, Handleman has risk associated with potential disasters that may result in the interruption of service or the discontinuance of operations. Such threats could be natural (i.e. flooding, fire, tornado, hurricane, epidemic), technical (i.e. power failure, HVAC failure, IT hardware/software failure, communication failure) or human (i.e. robbery, terrorism, chemical spill, sabotage, vehicle crashes, work stoppage). To prepare for potential disruptions, Handleman Company has a dedicated team of employees who have developed and implemented Business Continuity Programs, including Emergency Response & Safety Plans and Incident (Crisis) Management Plans for its major facilities. In addition, the Company has implemented an Information Technology Disaster Recovery strategy for its major production environment. Business Unit Recovery Plans have been developed for its major facilities, including alternate recovery locations and alternate Information Technology infra-structures. Although Handleman tests these plans annually, future disasters could adversely affect the Company's business.

Effective Execution of the Company's Business Growth Strategy – The Company's growth strategy is based on leveraging its core competencies of intellectual services, field services and logistic services. The Company has identified three growth platforms – expanding its core category management and distribution business model with existing and new customers; extending its core competencies within adjacent categories, markets and channels; and identifying strategic transactions aligned with its core competencies. The Company's future operating results will depend, among other things, on its success in implementing its strategic growth plan, including successfully integrating its recent acquisitions.

Cost Reduction Initiative – The Company has implemented an initiative to realign its cost structure to reduce selling, general and administrative expenses by $20 million annually, prior to any one-time implementation costs. The Company's future operating results will depend, among other things, on its success in implementing its cost reduction initiatives.

Information Systems – The Company relies heavily on information systems for day-to-day operations, as well as providing a competitive advantage for its intellectual services core competency. The Company has elected to outsource a portion of application development and technology support to a third party. The failure of information systems to perform as designed, or an interruption of these information systems for a significant period of time could disrupt the Company's business and adversely affect sales and profitability.

Item 1B. UNRESOLVED STAFF COMMENTS

Handleman Company does not have any unresolved staff comments to report.

Item 2. PROPERTIES

As of April 28, 2007, Handleman Company occupied leased warehouses located in Indianapolis, Indiana; Richmond, Virginia; Toronto, Ontario; Warrington, United Kingdom; Irlam, United Kingdom and Bolton, United Kingdom; as well as six leased satellite offices ranging in size from 1,400 square feet to 7,500 square feet, located in the states of Maryland, Minnesota, Tennessee and Arkansas, as well as the Canadian province of Quebec. Crave Entertainment Group leases its 15,100 square foot corporate office in Newport, California. On May 4, 2007, the Company ceased operations at its distribution operations in Richmond, Virginia. The Company still occupies a small portion of the building and is seeking a tenant to sub-lease the facility. The Company is evaluating its options and alternative uses for the Warrington, UK facility for the period following the discontinuance of the ASDA music distribution arrangement. See Note 15 of Notes to Consolidated Financial Statements for additional information related to the cessation of operations in Richmond, Virginia and the discontinuance of the ASDA supply arrangement.

The Company owns its 130,000 square foot corporate office building located in Troy, Michigan.

Item 3. LEGAL PROCEEDINGS

See Note 11 of Notes to Consolidated Financial Statements for a discussion of contingencies related to the Company's acquisitions.

Handleman Company is not currently involved in any legal proceedings that are material or for which it does not believe it has adequate reserves. Any other legal proceedings in which the Company is involved are routine legal matters that are incidental to the business and the ultimate outcome of which is not expected to be material to future results of consolidated operations, financial position and cash flows. The Company establishes reserves for all claims and legal proceedings based on its best estimate of the amounts it expects to pay.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of fiscal 2007, Handleman Company did not submit any matters to a vote of its security holders.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Handleman Company's common stock is traded on the New York Stock Exchange under the symbol "HDL."

Below is a summary of the market price of the Company's common stock:

	Fiscal Years Ended					
	April 28, 2007			April 29, 2006		
Quarter	Low	High	Close	Low	High	Close
First	$6.78	$9.18	$7.02	$15.00	$18.81	$17.72
Second	6.70	8.40	8.04	10.76	17.65	12.26
Third	6.50	8.97	7.50	10.84	14.65	11.88
Fourth	6.60	7.99	7.51	8.26	12.19	8.54

As of June 15, 2007, the Company had 2,648 shareholders of record.

During the fourth quarter of fiscal 2007, the Company announced that it has suspended indefinitely its quarterly cash dividends of $0.08 per share of common stock in connection with amending its credit agreement. Pursuant to Handleman Company's new credit agreements as described in Note 15 of Notes to Consolidated Financial Statements, the Company has restrictions on its payment of cash dividends unless certain pre-defined performance levels are achieved and, therefore, the suspension of quarterly cash dividend payments remains indefinite.

Below is a summary of the dividends declared during the past two fiscal years:

	Fiscal Years Ended	
Quarter	April 28, 2007	April 29, 2006
First	$.08	$.08
Second	.08	.08
Third	.08	.08
Fourth	--	.08

On February 23, 2005, the Company's Board of Directors authorized a share repurchase program. Under this authorization, which has no expiration date, the Company can repurchase up to 15% of its then outstanding balance of 21,787,611 shares. The Company did not repurchase any shares of its common stock during the fourth quarter or fiscal year ended April 28, 2007 due to the Company's cash position. The Company has repurchased 2,044,000 shares or 63% of the shares authorized under the current share repurchase program, as of April 28, 2007. Pursuant to Handleman Company's new credit agreement as previously discussed and as described in Note 15 of Notes to Consolidated Financial Statements, the Company is prohibited from repurchasing its common stock unless certain performance levels are achieved. At this time, it is uncertain as to when repurchasing of its common stock will resume.

STOCK PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return on Handleman Company's common stock with the cumulative total return of the Russell 2500 Index and the S & P 500 Index, for the past five-year period.


250
200
150
100
50

	2002	2003	2004	2005	2006	2007
Handleman	100	132	178	139	70	64
Russell 2500	100	83	117	127	165	182
S & P 500	100	87	107	113	131	151

The graph assumes an investment of $100 in Handleman Company's common stock, the Russell 2500 Index and the S&P 500 Index as of the last day of fiscal 2002. The graph shows the cumulative total return for the Company's last five fiscal years as compared to these indices.

The Company does not believe it is feasible to provide a peer group comparison since entities that are deemed "peers" are either privately-held companies, subsidiaries or divisions of larger publicly-held companies. Therefore, the Company has selected the Russell 2500 Index on the basis of similar market capitalization.

Item 6.

SELECTED FINANCIAL DATA
HANDLEMAN COMPANY
FIVE-YEAR REVIEW
(in thousands of dollars except per share data and ratios)

Fiscal 2006 operating results include those of REPS LLC and Crave Entertainment Group, Inc. since their dates of acquisition. Amounts related to operations at Anchor Bay Entertainment have been classified as discontinued operations for all periods presented as a result of the sale of those subsidiary companies during fiscal 2004. Accordingly, income from continuing operations for fiscal 2005 and 2004 substantially included only category management and distribution operations. Continuing operations for fiscal 2003, though predominately reflective of category management and distribution operations also included (i) results from Madacy Entertainment, which was sold during fiscal 2003, and (ii) activity from remaining proprietary operations, other than those companies that were sold during fiscal 2004. See Notes 2, 3 and 12 of Notes to Consolidated Financial Statements for additional information regarding the Company's acquisitions, discontinued operations and operating segments, respectively.

		Fiscal 2007 (52 weeks)	Fiscal 2006 (52 weeks)	Fiscal 2005 (52 weeks)	Fiscal 2004 (52 weeks)	Fiscal 2003 (53 weeks)
SUMMARY OF OPERATIONS:						
Revenues		$1,324,483	$1,312,404	$1,260,585	$1,216,311	$1,279,582
Gross profit, after direct product costs		201,929	225,476	244,251	251,147	262,740
Selling, general & administrative expenses		(246,877)	(210,029)	(193,412)	(199,969)	(205,695)
Impairment of subsidiary assets *		(734)	--	--	--	(33,100)
Interest expense		(7,984)	(4,808)	(555)	(995)	(1,103)
Investment income		2,040	6,736	3,012	1,636	1,333
(Loss) income from continuing operations		(53,428)	14,818	34,883	33,988	19,846
(Loss) income from discontinued operations **		--	(1,250)	(687)	1,849	5,028
Net (loss) income		(53,428)	13,568	34,196	35,837	24,874
Weighted average number of	-- basic	20,149	20,806	22,500	24,521	26,046
shares outstanding	-- diluted	20,149	20,962	22,584	24,661	26,046
PER SHARE DATA:						
(Loss) income per share:						
Continuing operations	-- basic	$ (2.65)	$ 0.71	$ 1.55	$ 1.39	$ 0.76
	-- diluted	(2.65)	0.71	1.54	1.38	0.76
Discontinued operations	-- basic	--	(0.06)	(0.03)	0.07	0.19
	-- diluted	--	(0.06)	(0.03)	0.07	0.19
Net (loss) income	-- basic	(2.65)	0.65	1.52	1.46	0.95
	-- diluted	(2.65)	0.65	1.51	1.45	0.95
Dividends per share		$ 0.24	$ 0.32	$ 0.30	$ 0.21	$ --
BALANCE SHEET DATA:						
Merchandise inventories		$ 115,535	$ 128,844	$ 115,672	$ 105,472	$ 119,979
Total assets		546,451	575,031	476,999	494,592	526,693
Debt, current		106,897	3,960	--	--	3,571
Debt, non-current		--	83,600	--	--	3,571
Working capital		90,270	228,343	227,523	232,877	198,716
Shareholders' equity -- ending		239,545	296,989	298,883	308,866	309,975
FINANCIAL RATIOS:						
Working capital ratio (Current assets/current liabilities)		1.3	2.3	2.4	2.3	2.0
Inventory turns (Direct product costs/average inventories throughout year)		6.3	6.2	6.7	6.7	6.2
Debt to total capitalization ratio (Debt, non-current/debt, non-current plus shareholders' equity)		0.0%	22.0%	0.0%	0.0%	1.1%
Return on assets (Net (loss) income/average assets)		(9.5)%	2.6%	7.0%	7.0%	4.4%
Return on beginning shareholders' equity (Net (loss) income/beginning shareholders' equity)		(18.0)%	4.5%	11.1%	11.6%	8.7%

* See Note 15 of Notes to Consolidated Financial Statements for fixed asset impairment information related to the discontinuance of the ASDA music supply arrangement in the UK.

** Includes a pre-tax loss on disposal of subsidiary companies of $1,938 for the fiscal year ended April 29, 2006, $1,078 for the fiscal year ended April 30, 2005 and $1,829 for the fiscal year ended May 1, 2004.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Handleman Company operates in two business segments: category management and distribution operations, and video game operations. As a category manager, the Company manages a broad assortment of prerecorded music titles to optimize sales and inventory productivity in leading retail stores in the United States ("U.S."), United Kingdom ("UK") and Canada. Services offered as a category manager include direct-to-store shipments, marketing and in-store merchandising. The video game operations are related to Crave Entertainment Group, Inc. ("Crave").

On May 24, 2007, the Company announced that its subsidiary, Handleman UK Limited ("Handleman UK"), and United Kingdom retailer ASDA have decided not to continue their music supply arrangement. Under this arrangement, Handleman UK provided category management and distribution of music CD's and, to a limited extent, DVD's to ASDA stores. The decision not to continue the music supply arrangement was due to the inability of Handleman UK and ASDA to reach terms that were mutually beneficial. Handleman UK will continue to provide music category management and distribution services to ASDA through August 2007. A plan is currently being developed to ensure an orderly separation process. Sales to ASDA represented $268.0 million, or 20%, of the Company's consolidated revenues during fiscal 2007. After the separation process is completed, the Company expects an improvement in operating performance for Handleman UK. It is expected that Handleman UK will realize a significant reduction in working capital, primarily inventory and accounts receivable, estimated at $40 million to $50 million. The cash generated from this reduction will be used primarily to pay down Handleman Company debt. It should be noted that Handleman UK and ASDA will continue their business arrangement related to the distribution and servicing of greeting cards, which began in October 2006. Greeting cards are expected to generate revenues of approximately $68 million in fiscal 2008. See Note 15 of Notes to Consolidated Financial Statements for additional information related to the termination of the ASDA music supply arrangement.

On November 22, 2005, the Company acquired the stock of privately-owned Crave Entertainment Group, Inc. Crave is a distributor of video game hardware, software and accessories to major retailers throughout the U.S. This acquisition expanded the Company's customer base, broadened its product lines and continues to allow growth opportunities for both organizations through cross-selling customers, services and products.

On June 24, 2005, the Company acquired all of the operating assets and certain liabilities of REPS LLC ("REPS"). REPS provides nationwide in-store merchandising for home entertainment and consumer product brand owners at mass merchant, warehouse club and specialty retailers. The in-store merchandising structure of REPS is similar to the Company's in-store merchandising structure, thus providing the opportunity to consolidate certain functions and generate cost savings and synergies.

The operating results of Crave and REPS have been included in the Company's Consolidated Financial Statements since their dates of acquisition. See Note 2 of Notes to Consolidated Financial Statements for additional information related to the acquisitions.

The overall music industry has been impacted by digital distribution, downloading and piracy. The Company believes that this trend has increased significantly during the last few years and believes the trend is likely to continue until the music industry is able to develop a solution that encourages the legal consumption of music. Even with a solution, physical music product might still face a continued downward trend as recent technological developments have made it easier for consumers to purchase music in a non-physical format. While the Company is still optimistic that there is a continued relevance for physical music product consumption, there has been a trend by mass retailers towards reducing the amount of floor space dedicated to physical music product and in investing in digital modes of music delivery. As a result, another trend that is developing is the consolidation of the physical music distribution channel. Handleman believes that its systems and intellectual capital will allow it to maintain a material presence in the music distribution market, as well as expand its business into diversified markets. Handleman cannot, however, make any assurances regarding the trends of the music industry or its role in the music distribution channel.

Unless otherwise noted, the following discussion relates only to results from continuing operations.

The following table sets forth revenues and the percentage contribution to consolidated revenues for the fiscal years ended April 28, 2007 ("fiscal 2007"), April 29, 2006 ("fiscal 2006") and April 30, 2005 ("fiscal 2005") (in millions of dollars):

	Fiscal Years Ended		
	April 28, 2007 (52 weeks)	April 29, 2006 (52 weeks)	April 30, 2005 (52 weeks)
Category management and distribution operations	$1,104.8	$1,226.9	$1,260.6
% of Total	*83.4*	*93.5*	*100.0*
Video game operations	219.7	85.5	--
% of Total	*16.6*	*6.5*	--
Total revenues	$1,324.5	$1,312.4	$1,260.6

Revenues by geographic area, which is based upon the country in which the legal subsidiary is domiciled, for the fiscal years ended April 28, 2007, April 29, 2006 and April 30, 2005 are as follows (in millions of dollars):

	Fiscal Years Ended		
	April 28, 2007 (52 weeks)	April 29, 2006 (52 weeks)	April 30, 2005 (52 weeks)
United States	$ 869.7	$ 848.7	$ 827.4
United Kingdom	322.6	318.2	294.4
Canada	132.1	145.5	138.2
Other	0.1	--	0.6
Total revenues	$1,324.5	$1,312.4	$1,260.6

See Note 12 of Notes to Consolidated Financial Statements for information regarding long-lived assets by geographic region.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company continually evaluates its estimates and assumptions, which are based on historical experience and other various factors that are believed to be reasonable under the circumstances. The results of these estimates and assumptions form the basis for making judgments about the carrying values of certain assets and liabilities. Historically, actual results have not significantly deviated from those determined using the estimates and assumptions described.

The following are the Company's critical accounting estimates:

Recognition of Revenues and Future Returns – Handleman Company recognizes revenues upon delivery of product to its customers ("FOB destination"). As a category manager of music product and distributor of video game product, the Company coordinates freight service for product purchased by its customers with the assumption of risk effectively remaining with the Company until its customers receive the product. Customer inspection of merchandise is not a condition of the sale. The Company also manages product returns that include both salable and non-salable product, as well as damaged merchandise, and provides credits for such customer returns. The Company reduces revenues and direct product costs for estimated future returns at the time of revenue recognition. The estimate for future returns includes both salable and non-salable product. On a quarterly basis, the Company reviews the estimate for future returns and records adjustments as necessary.

Stock-based Compensation – The Company has stock-based compensation plans in the form of stock options, performance shares, performance units and restricted stock. Beginning in fiscal 2007, the Company adopted the fair value based method of accounting for stock compensation plans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment (reissued 2004)," using the modified prospective transition method. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation in accordance with SFAS No. 123, beginning in fiscal 2004, on a prospective basis. Under the fair value method, the Company measures awards as of the grant date utilizing the Black-Scholes option pricing model and compensation expense is recognized over the service period, which is usually the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used were to change significantly, or if a different valuation model were used, stock-based compensation expense may differ materially from that recorded in the current period. The Company includes the value of stock-based compensation in compensation expense; however, stock-based awards granted prior to adoption of the fair value method are accounted for under the variable accounting method. Under variable accounting, the excess of market value over the option price of outstanding stock options is determined at each reporting period and aggregate compensation expense is adjusted and recognized over the vesting period. Compensation expense associated with vested options continues to be adjusted to the market value of the options until the options are either exercised or terminated. Stock-based compensation expense is included as a component of "Selling, general and administrative expenses."

Pension Expense – The determination of pension obligation, costs and liabilities related to the Company's pension plans is dependent upon its selection of certain assumptions provided to the Company's third party actuaries. These assumptions may have an effect on the amount and timing of future contributions. Assumptions include discount rate, expected long-term rate of return on plan assets, rate of compensation increase, average remaining service period and life expectancy. The discount rate assumption is based primarily on the results of a cash flow matching analysis, which matches the future cash outflows of the plan to a yield curve comprised of a hypothetical portfolio of zero coupon bonds. The expected long-term rate of return for the Company's pension plan assets is based on historical returns for the different asset classes, weighted based on the median of the target allocation for each asset class. The compensation rate reflects the Company's long-term actual experience and near-term outlook. During fiscal 2007, the Company approved amendments to freeze U.S. service-based future benefit plans. Accordingly, the amortization period was changed from the average remaining service period of active participants to the average remaining lifetime of all participants. The average remaining lifetime is the average number of years remaining to be lived on the basis of a given set of age-specific rate of dying, which was calculated using the 1994 Group Annuity Reserving for Males and Females. Actual results could differ from the Company's assumptions. Such differences are accumulated and amortized over future periods in accordance with accounting principles generally accepted in the United States of America, and therefore, generally affect the Company's recognized expense and recorded obligation in future periods. The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132R." In accordance with SFAS No. 158, the Company recognizes the over funded or under funded status of its pension plans as an asset or liability, with an offsetting adjustment to "Accumulated other comprehensive income."

The April 28, 2007 funded status of the Company's pension plans is affected by April 28, 2007 assumptions. Pension expense for fiscal 2007 is based on the plan design and assumptions as of April 29, 2006. Note that the following sensitivities may be asymmetric and are specific to fiscal 2007. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown. The effect of the indicated increase/(decrease) in selected factors is shown below (in thousands of dollars):

	Percentage Point Change	April 28, 2007 Pension Plans Funded Status and Equity	Fiscal 2007 Expense
Discount rate	+/-1 pt.	$8,103 / $(10,367)	$(709) / $1,796
Actual return on assets	+/-1 pt.	563 / (563)	--
Expected return on assets	+/-1 pt.	--	(564) / 564

The foregoing indicates that changes in the discount rate can have a significant effect on the funded status of the Company's pension plans, stockholders' equity and expense. The Company cannot predict these bond yields or investment returns, and therefore, cannot reasonably estimate whether adjustments to its stockholders' equity in subsequent years will be significant.

Income Taxes – The provision for income taxes is based on reported income before income taxes. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax purposes. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that the assets will not be realized. In assessing the likelihood of realization, consideration is given to all available evidence including estimates of future taxable income and the character of income needed to realize future benefits. The calculation of current and deferred tax assets (including valuation allowances) and liabilities requires management to apply significant judgment related to the application of complex tax laws, changes in tax laws or related interpretations, uncertainties related to the outcomes of tax audits and changes in the Company's operations or other facts and circumstances. Further, management must continually monitor changes in these factors. Changes in such factors may result in changes to management estimates and could require the Company to adjust its tax assets and liabilities and record additional income tax expense or benefits. Upon the adoption of FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," in fiscal 2008, Handleman Company will make assumptions about individual tax positions before any part of the related benefit can be recognized in its financial statements. A company must consider whether it is more likely than not that a tax position will be sustained upon examination by a taxing authority.

Inventory Valuation – Merchandise inventories are recorded at the lower of cost (average cost method) or market. The Company accounts for inventories using the full cost method that includes costs associated with acquiring and preparing inventory for distribution. Substantially, all of the Company's inventory consists of compact discs, and video game hardware and software, which are not substandard from a functional standpoint. Typically, the Company's music suppliers offer return privileges for excess inventory quantities. Video game hardware and software are generally purchased as a one-way sale. Inventory reserves are provided for the risk that exists related to the carrying value of non-returnable slow moving or excess inventory that may exceed market value, although the effect of markdowns is minimized since the Company's music vendors generally offer some level of return allowances and price protection. On a quarterly basis, management reviews the Company's carrying value of inventory from a lower of cost or market perspective and makes any necessary carrying value adjustments. The Company also conducts physical inventory counts on a quarterly basis. While we believe the assumptions we use to estimate the net realizable value of our inventory are reasonable, the use of different assumptions or estimates could produce different results and the amounts realized upon the ultimate sale of the inventory may differ materially from that recorded in the current period.

Long-Lived Assets – At the end of each year or as business conditions warrant, the Company evaluates the carrying value of long-lived assets for potential impairment by considering several factors, including management's plans for future operations, recent operating results, market trends and other economic facts relating to the operation to which the assets apply. Recoverability of these assets is measured by a comparison of the carrying amount of such assets to the future undiscounted net cash flows expected to be generated by the assets. If such assets are deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. The fair value is estimated based on what the Company believes a willing third party would pay to acquire the assets. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

At the end of each fiscal year, or as business conditions warrant, the Company performs an impairment test for goodwill. This test relies on assumptions for growth and discount rate to create multiple sensitivity scenarios. These scenarios are averaged to arrive at a fair value of goodwill, which is compared to the carrying value. The growth assumption is based on a five-year plan for operating income (which approximates cash flows) and an assumed growth rate through perpetuity for years greater than five. The discount rate is a blend of the Company's incremental borrowing rate and the Company's weighted average cost of capital at the measurement date.

General

During fiscal 2004, Handleman Company sold its Anchor Bay Entertainment business unit. During fiscal 2006, the Company recorded pre-tax impairment charges of $1.9 million ($1.3 million after tax or $0.06 per diluted share), related to the sale of Anchor Bay. Of these charges, $0.6 million was recorded in the second quarter of fiscal 2006 and represented final settlement of certain royalty audit claims with a particular Anchor Bay Entertainment licensor. The remaining $1.3 million was recorded in the fourth quarter of fiscal 2006 and represented final settlement of adjustments to the sale proceeds in accordance with the sale agreement. During fiscal 2005, the Company recorded pre-tax impairment charges of $1.1 million ($0.7 million after tax or $0.03 per diluted share), related to the sale. Of these charges, $0.8 million was recorded in the second quarter of fiscal 2005 and represented the Company's best estimate of amounts it expected to pay to settle certain royalty audit claims with the aforementioned licensor. The remaining $0.3 million was recorded in the fourth quarter of fiscal 2005 and represented expenses associated with the termination of a royalty agreement with another licensor. These charges, as well as the financial results of these companies, are reported separately as discontinued operations in the Company's Consolidated Statements of Operations for all periods presented since the operations and cash flows of these companies were eliminated from the ongoing operations of the Company upon completion of the sale. The Company does not have any continuing involvement in the operations of these companies after the disposal transaction.

The fiscal years ended April 28, 2007, April 29, 2006 and April 30, 2005 each consisted of 52 weeks.

Comparison of Fiscal 2007 with Fiscal 2006

Overview

The Company had a net loss for fiscal 2007 of $53.4 million or $2.65 per diluted share, compared to net income of $13.6 million or $0.65 per diluted share for fiscal 2006. The net loss for fiscal 2007 was entirely from continuing operations; whereas the net income for fiscal 2006 included income from continuing operations of $14.8 million or $0.71 per diluted share, and a loss from discontinued operations of $1.3 million or $0.06 per diluted share. See Note 3 of Notes to Consolidated Financial Statements for a discussion of discontinued operations.

Results of Operations

Unless otherwise noted, the following discussion relates only to results from continuing operations.

Revenues for fiscal 2007 were $1.32 billion, compared to $1.31 billion for fiscal 2006. The Company had an increase in revenues of $134.2 million attributable to Crave, which was included for the entire fiscal year of 2007, whereas only approximately five months were included in fiscal 2006 due to the acquisition previously discussed. This increase was offset by declines in revenues of $109.9 million and $13.4 million in the U.S. and Canada, respectively. U.S. and Canadian revenues were negatively impacted by a decline in music industry sales and an overall reduction in inventory levels in the Company's customers' retail stores. In addition, U.S. revenues this year were also negatively impacted by the mix of new release titles, which shifted consumer purchases to retail sources other than mass merchant retailers (the Company's primary customer base), while revenues in Canada this year were negatively impacted by a higher proportion of lower priced promotional product.

Direct product costs as a percentage of revenues was 84.8% for fiscal 2007, compared to 82.8% for fiscal 2006. The increase in direct product costs as a percentage of revenues for fiscal 2007 was primarily attributable to the following: (i) the inclusion of Crave revenues for the entire year, which carry higher direct product costs as a percentage of revenues, contributed 1.1% to the overall increase in direct product costs as a percentage of revenues, of which 0.2% related to a $3.0 million write-down of software development costs to net realizable value; and (ii) accrual adjustments in the UK and U.S., predominately related to increased product markdowns this year, compared to the same period last year, which contributed 1.1% to the overall increase in direct product costs as a percentage of revenues, (0.7% or $9.0 million, related to estimated inventory markdown costs in the UK pertaining to the discontinuance of the music distribution arrangement with a key UK retailer). These increases in direct product costs as a percentage of revenues were partially offset by a lower proportion of revenues related to customer programs and promotions, as well as a shift in product mix, which decreased overall direct product costs as a percentage of revenues by 0.2%. Direct product costs for fiscal years 2007 and 2006 included costs associated with acquiring and preparing inventory for distribution of $17.5 million and $18.4 million, respectively.

Selling, general and administrative ("SG&A") expenses this fiscal year were $247.6 million or 18.7% of revenues, compared to $210.0 million or 16.0% of revenues last fiscal year. The increase in SG&A expenses over last year was primarily due to:

- start-up costs in the UK related to (i) the new business arrangement with a key retailer of $8.2 million; and (ii) the greeting card business of $10.7 million;
- an increase in Crave expenses of $9.8 million due to the prior fiscal year not representing a full year of activity due to the acquisition;
- an increase in the amortization of definite-lived intangible assets related to the acquisition of Crave of $5.3 million;
- higher field sales expenses in the U.S. of $4.2 million, of which $1.8 million was attributable to the inclusion of REPS for the entire year of fiscal 2007, whereas only 10 months were included in fiscal 2006 due to the acquisition of REPS as previously discussed. The remainder of the increase primarily resulted from the integration of the field service organizations between Handleman U.S. and REPS;
- an increase in lending and related fees of $2.6 million, mainly a result of changes in the Company's credit agreement;
- an increase in outside consulting services of $1.6 million;
- severance costs of $1.4 million related to the Company's cost saving initiatives; and
- a fixed assets impairment charge related to the discontinuance of the music supply arrangement with ASDA in the amount of $0.7 million.

These increases in SG&A expenses were partially offset by:

- decreases in certain U.S. operating expenses of $5.7 million;
- a decrease in stock-based compensation of $1.8 million, mainly resulting from changes in the market price of the Company's common stock; and
- a decrease in service-based benefit plan expense of $1.0 million, primarily due to the Company's freezing of its U.S. employee benefit plans during fiscal 2007.

Loss before interest expense, investment income and income taxes ("operating loss") for fiscal 2007 was $45.7 million, compared to operating income of $15.4 million for fiscal 2006.

Interest expense for fiscal 2007 increased to $8.0 million from $4.8 million for fiscal 2006. This year-over-year change was due to increased borrowings primarily related to the financing of the Crave acquisition.

Investment income for fiscal 2007 decreased to $2.0 million from $6.7 million for fiscal 2006. During fiscal 2006, the Company recorded investment income of $4.4 million related to gains on the sale of an investment in PRN, a company that provides in-store media networks. Under the terms of the sale agreement, the Company anticipates receiving additional proceeds of $1.0 million during the first quarter of fiscal 2008 and may receive additional proceeds of approximately $0.4 million through September 2009, subject to general and tax indemnification claims.

The effective income tax rate for fiscal years 2007 and 2006 was (3.5)% and 14.7%, respectively. The normal tax rate for the Company is approximately 35.9%. Income tax expense in fiscal 2007 resulted from (i) a valuation allowance in the amount of $11.5 million recorded on deferred tax assets primarily related to net operating losses in the UK, which the Company feels that it may not realize, (ii) valuation allowances of $3.8 million placed on foreign tax credits during the fourth quarter of fiscal 2007, (iii) income tax expense recorded in the amount of $1.4 million related to the withholding of foreign taxes on accumulated undistributed earnings of foreign subsidiaries no longer considered permanently reinvested, and (iv) $1.4 million in additional tax expense related to non-deductible stock-based compensation expense. The significantly lower than normal income tax rate in fiscal 2006 was due to the partial release of a valuation allowance related to a capital loss and the tax benefit resulting from the cancellation of a worthless debt from an insolvent subsidiary, both occurring in the second quarter of fiscal 2006, in the amounts of $2.1 million and $1.0 million, respectively.

Other

Accounts receivable at April 28, 2007 was $236.1 million, compared to $257.9 million at April 29, 2006. This decrease was mainly due to the lower revenues in the fourth quarter of this year, compared to the fourth quarter of last year.

Merchandise inventories decreased to $115.5 million at April 28, 2007, compared to $128.8 million at April 29, 2006. This decrease was mainly due to increased inventory reserves for Handleman UK related to an inventory adjustment of $9.0 million to mark down inventory to liquidation value related to the ASDA music distribution arrangement, which will be discontinued in the second quarter of fiscal 2008. See Note 15 of Notes to Consolidated Financial Statements for additional information related to the termination of this supply arrangement.

Other current assets at April 28, 2007 was $17.7 million, compared to $9.9 million at April 29, 2006. This change was mainly attributable to an increase in income taxes receivable of $6.9 million due to the consolidated losses experienced by the Company this fiscal year.

Property and equipment, net at April 28, 2007 was $65.1 million, compared to $54.1 million at April 29, 2006. This increase was predominately due to capital expenditures (mainly machinery and equipment) this fiscal year required to support the Company's new business arrangement with a key retailer in the UK.

Intangible assets, net was $36.4 million at April 28, 2007, compared to $43.3 million at April 29, 2006. This decrease was due to amortization of definite-lived intangible assets related to the Crave and REPS acquisitions totaling $16.2 million, offset, in part, by additions to software development costs of $9.3 million at Crave.

Other assets, net was $20.2 million at April 28, 2007, compared to $33.6 million at April 28, 2006. This decrease was due to (i) the reclassification of $7.4 million of prepaid pension costs to "Accumulated other comprehensive income" in accordance with the adoption of SFAS No. 158, (ii) a decrease of $4.2 million in SERP as a result of lump sum payments from the U.S. SERP Rabbi Trust in the third and fourth quarters of fiscal 2007; and (iii) a decrease in deferred tax assets of $5.8 million. These decreases were offset, in part, by an increase in prepaid bank fees of $4.6 million relating to the Company's new credit agreements.

Accounts payable was $159.4 million at April 28, 2007, compared to $144.4 million at April 29, 2006. This increase was attributable to a $16.1 million increase in accounts payable at Crave, as a result of increased video game hardware purchases compared to last year.

Other liabilities was $9.4 million at April 28, 2007, compared to $15.8 million at April 29, 2006. The decrease was due to the lump sum payments of $4.2 million from the U.S. SERP Rabbi Trust in the third and fourth quarters of fiscal 2007 and a decrease in deferred tax liabilities of $2.7 million.

During fiscal 2007, the Company did not repurchase any shares of its common stock. As of April 28, 2007, the Company has repurchased 2,044,000 shares, or 63% of the shares authorized under the current 15% share repurchase program authorized by the Board of Directors. The Company is prohibited from repurchasing its common stock unless certain performance levels are achieved pursuant to the new credit agreements that were entered into on April 30, 2007. At this time, it is uncertain as to when repurchasing of its common stock will resume. See Note 15 of Notes to Consolidated Financial Statements for additional information related to these new credit agreements.

Comparison of Fiscal 2006 with Fiscal 2005

Net income for fiscal 2006 was $13.6 million or $0.65 per diluted share, compared to $34.2 million or $1.51 per diluted share for fiscal 2005. Net income for fiscal years 2006 and 2005 included a loss of $1.3 million or $0.06 per diluted share and a loss of $0.7 million or $0.03 per diluted share, respectively, related to discontinued operations resulting from the sale of the Company's Anchor Bay Entertainment business unit.

Results of Operations

Unless otherwise noted, the following discussion relates only to results from continuing operations.

For the fiscal year ended April 29, 2006, revenues increased to $1.31 billion from $1.26 billion for the fiscal year ended April 30, 2005. The improvement in year-over-year revenues was mainly due to the addition of $85.5 million and $19.2 million of revenues attributable to Crave and REPS, respectively, as well as increased revenues in the UK and Canadian operations of $23.8 million and $7.3 million, respectively. The increase in the UK revenue was the result of higher consumer purchases of music in mass merchant retailers, whereas the increase in Canadian revenues was primarily attributable to a strengthening of the local currency. These increases were offset, in part, by an $83.5 million decline in revenues in the U.S., of which 56% was related to the reassignment of a customer's stores early in fiscal 2006; and the remainder was related to general softness in the overall music industry.

Direct product costs as a percentage of revenues was 82.8% for fiscal 2006, compared to 80.6% for fiscal 2005. The increase in direct product costs as a percentage of revenues was primarily attributable to the following: (i) increased customer programs/promotions in the U.S. and UK contributed 0.8% and 0.3%, respectively, to the overall increase in direct product costs as a percentage of revenues; (ii) increased revenues attributable to less than full category management services, which carry higher direct product costs as a percentage of revenues than full category management services, contributed 0.9% to the overall increase in direct product costs as a percentage of revenues; and (iii) the addition of Crave revenues in fiscal 2006, which also carry a higher direct product cost as a percentage of revenues, contributing 0.4% to the overall increase in direct product costs as a percentage of revenues. Direct product costs for fiscal 2006 and 2005 included costs associated with acquiring and preparing inventory for distribution of $18.4 million and $15.4 million, respectively.

Selling, general and administrative expenses were $210.0 million or 16.0% of revenues for fiscal 2006, compared to $193.4 million or 15.3% of revenues for fiscal 2005. The increase in SG&A expenses over the comparable prior year period was primarily due to the inclusion of Crave and REPS expenses of $10.9 million and $10.4 million, respectively.

Income before interest expense, investment income and income taxes ("operating income") for the fiscal year ended April 29, 2006 was $15.4 million, compared to operating income of $50.8 million for the fiscal year ended April 30, 2005. This decrease in operating income was predominately due to the increased direct product costs as a percentage of revenues as previously discussed.

Interest expense for fiscal 2006 was $4.8 million, compared to $0.6 million for fiscal 2005. This year-over-year increase was primarily due to increased borrowings made in the third quarter of this year to finance the acquisition of Crave.

Investment income for fiscal 2006 was $6.7 million, compared to $3.0 million for fiscal 2005. During fiscal 2006, the Company recorded investment income of $4.4 million related to cash received on the sale of an investment in PRN, a company that provides in-store media networks. This sale occurred during the Company's second quarter of fiscal 2006. Also during fiscal 2006, the Company recorded investment income of $0.9 million related to investment gains on assets held for the Company's SERP, compared to $0.7 million recorded in fiscal 2005.

The effective income tax rate for fiscal 2006 was 14.7%, compared to an effective income tax rate of 34.5% for fiscal 2005. The significantly lower income tax rate in fiscal 2006 was due to the partial release of a valuation allowance related to a capital loss carryforward and the tax benefit from the cancellation of a worthless debt from an insolvent subsidiary, in the amounts of $2.1 million and $1.0 million, respectively.

Liquidity and Capital Resources

During fiscal 2007, Handleman Company and certain borrowing subsidiaries amended and restated its credit agreement dated November 22, 2005 ("2005 Credit Agreement") twice. These amendments (i) reduced the Company's line of credit to $225.0 million from $250.0 million, (ii) converted the unsecured 2005 Credit Agreement to a secured obligation with a first priority security interest in all of the Company's real and personal assets, (iii) deferred the Company's obligation to meet its debt service coverage ratio and leverage ratio until April 30, 2007, (iv) restricted the Company from declaring or making any dividend payments or repurchasing any of its common stock, and (v) limited the Company's borrowings based on certain covenants. Without having obtained these amendments, the Company would have violated one or more of the covenants, as defined in the 2005 Credit Agreement. As a result, the Company's $106.9 million in borrowings outstanding at April 28, 2007 were all classified as current in the Company's Consolidated Balance Sheets. The Company had borrowings of $87.6 million against its line of credit at April 29, 2006, of which $4.0 million was classified as current and $83.6 million was classified as non-current. As of April 28, 2007, the most favorable interest rate the Company could borrow under was 6.06%. The weighted average amounts of borrowings outstanding under the restated credit agreement were $113.8 million and $74.0 million for the years ended April 28, 2007 and April 29, 2006, respectively. The weighted average interest rates under the restated credit agreements were 6.88% for the year ended April 28, 2007 and 5.96% for the year ended April 29, 2006.

On April 30, 2007, the Company secured two new, five-year credit agreements that constitute a $250,000,000 multi-tranche credit facility. Absent a new multi-year credit facility, the Company would have violated its debt covenants under the restated credit agreements.

The credit agreements are with Silver Point Finance, LLC ($140 million) and General Electric Capital Corporation ($110 million). Borrowings under the agreements are limited to the collateral value of the Company's accounts receivable and inventory less reserves (collateral assets), plus a Silver Point financed $40 million Term B loan, which is secured by all tangible and intangible assets excluding inventory and accounts receivable, with a maximum of $250 million. A borrowing base certificate, which details the value of collateral assets, is required weekly from the Company.

The borrowing priority under the new credit agreements is as follows:

- The first $140 million of borrowings are under the Silver Point Finance agreement, consisting of a Term Loan A ($50 million), Term Loan B ($40 million) and revolving facility ($50 million).
- Borrowings in excess of $140 million and up to $250 million, if supported by the Company's collateral assets, are under the General Electric Corporation revolving facility ($110 million).

The Company may elect to pay interest based on a formula tied to either LIBOR or prime. For Silver Point Finance, the LIBOR interest rate varies between LIBOR plus 400 to 600 basis points. For prime, the interest rate varies between prime plus 300 to 500 basis points. For General Electric Corporation, the LIBOR interest rate varies between LIBOR plus 150 to 200 basis points. For prime, the interest rate varies between prime plus 0 to 50 basis points, based on a performance grid.

The credit agreements have several operating and financial covenants that include restrictions on dividends and share repurchases, acquisitions and investments, indebtedness, prepayments, liens and affiliate transactions, capital structure and business, guaranteed indebtedness and asset sales. In addition, Handleman must maintain a minimum excess availability, which is subject to increase, in order to borrow under these agreements. Also, if Handleman does not maintain other additional availability levels, as stated in these agreements, then the agreements require that Handleman achieve established EBITDA (earnings before interest, taxes, depreciation and amortization), levels on a trailing twelve-month basis prior to permitting borrowings under these agreements. Based on covenants within the agreements, the Company does not expect to pay dividends or repurchase stock during its fiscal year 2008. Management believes the new revolving credit agreement dated April 30, 2007, along with cash provided from operations, will provide sufficient liquidity to fund the Company's day-to-day operations, including seasonal increases in working capital. See Note 15 of Notes to Consolidated Financial Statements for additional information related to these two new credit agreements.

On February 7, 2006, the Company entered into an interest rate swap agreement for a notional amount of $75.0 million in order to reduce variable interest rate exposure. On February 16, 2007, the Company sold the interest rate swap agreement and recorded a related gain of $101,000 in the fourth quarter of fiscal 2007 that was amortized through April 28, 2007, the expected remaining term of its borrowings under the 2007 Credit Agreement.

For the fiscal year ended April 28, 2007, a total of $0.24 per share or $4.8 million in cash dividends were paid to shareholders, compared to a total of $0.32 per share or $6.6 million for the fiscal year ended April 29, 2006.

Working capital at April 28, 2007 was $90.3 million, compared to $228.3 million at April 29, 2006. The working capital ratio was 1.3 to 1 at April 28, 2007, compared to 2.3 to 1 at April 29, 2006.

Net cash provided from operating activities included in the Consolidated Statements of Cash Flows decreased to $22.6 million for fiscal 2007 from $76.1 million for fiscal 2006. This decrease in cash flows from operating activities was primarily related to unfavorable year-over-year changes in net income, inventory and other operating asset/liability balances of $67.0 million, (which included proceeds related to the settlement of a music CD anti-trust litigation matter during fiscal 2007 in the amount of $3.1 million), $16.9 million and $16.4 million, respectively; these decreases were partially offset by favorable year-over-year changes in non-cash charges and accounts payable balances of $31.3 million and $17.3 million, respectively.

Net cash used by investing activities was $38.3 million for fiscal 2007, compared to $161.0 million for fiscal 2006. This decrease in cash flows used by investing activities was mainly the result of the Company's fiscal 2006 cash investments in Crave and REPS of $123.3 million and $18.7 million, respectively. In fiscal 2007, the Company increased spending on property and equipment and license advances and acquired rights by $16.4 million and $3.8 million, respectively. The Company also received proceeds in fiscal 2006 related to the sale of investments of $4.4 million.

Net cash provided from financing activities was $23.3 million for fiscal 2007, compared to net cash provided from financing activities of $63.0 million for fiscal 2006. This decrease in cash flows from financing activities was predominately due to a decrease in net debt issuances of $67.8 million, offset in part by declines in the repurchase of the Company's common stock and dividends paid of $21.9 million and $1.8 million, respectively, as well as a $4.4 million increase over last year in checks issued in excess of cash balances.

Net cash used by discontinued operations included in the Consolidated Statement of Cash Flows was $1.9 million ($1.3 million net of tax benefit) for fiscal 2006. The Company sold its Anchor Bay Entertainment Business unit during fiscal 2004. See Note 3 of Notes to Consolidated Financial Statements for additional information related to discontinued operations.

The following table summarizes the Company's contractual cash obligations and commitments as of April 28, 2007 along with their expected effects on its liquidity and cash flows in future periods (in thousands of dollars):

	Contractual Cash Obligations and Commitments				
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt obligations	$ 106,897	$106,897	$ --	$ --	$ --
Operating leases	50,085	8,338	22,780	7,832	11,135
Less: operating sub-leases	(1,849)	(600)	(1,249)	--	--
Purchase obligations	32,919	32,919	--	--	--
Other obligations	71,719	11,219	23,648	15,382	21,470
Outstanding letters of credit	3,361	3,361	--	--	--
Total contractual cash obligations and commitments	$263,132	$162,134	$ 45,179	$ 23,214	$ 32,605

Operating leases represented non-cancelable operating leases entered into by the Company, primarily related to buildings and other equipment. Purchase obligations were those entered into through the normal course of business, principally related to the purchase of inventory. Other obligations substantially included contractual commitments for information technology related services.

The Company had no significant off-balance sheet arrangements as of April 28, 2007.

New Accounting Pronouncements

In December 2004, SFAS No. 123(R) was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 123(R) requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award; this cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The Company adopted the provisions of SFAS No. 123(R) as of April 30, 2006, as required. The impact of adopting SFAS No. 123(R) in the first quarter of fiscal 2007 was a reduction in net income of $277,000 (or $0.01 per diluted share), of which $254,000 related to an increase in income tax expense and did not have a material effect on the Company's consolidated financial statements. In addition, income tax expense was recorded in the fourth quarter of fiscal 2007 in the amount of $1.2 million related to the change in value of stock-based compensation from the grant date to the vesting date.

In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3," was issued by the FASB. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The Standard was effective for accounting changes and corrections of error made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 as of April 30, 2006. The adoption of SFAS No. 154 did not have a material effect on the Company's consolidated financial statements.

In September 2006, SFAS No. 157, "Fair Value Measurements," was issued by the FASB. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, this pronouncement does not require any new fair value measurements. SFAS No. 157 will be effective for the Company's fiscal year beginning May 4, 2008. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In September 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)," was issued by the FASB. SFAS No. 158 requires an entity to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur. Unrecognized prior service costs and net actuarial gains or losses are recognized as a component of "Accumulated other comprehensive income." Minimum pension liabilities are eliminated upon adoption. The Company adopted SFAS No. 158 as of April 28, 2007, as required. The Company measures plan assets and benefit obligations as of its fiscal year end. See Note 9 of Notes to Consolidated Financial Statements for additional information related to the Company's defined benefit pension plans.

In February 2007, SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115," was issued by the FASB. SFAS No. 159 allows companies to irrevocably elect to recognize most financial assets and financial liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses will be reported in earnings at each reporting date. The cumulative effect of re-measuring such instruments to fair value at adoption is accounted for as an adjustment to the beginning balance of retained earnings. SFAS No. 159 will be effective for the Company's fiscal year beginning April 29, 2007, and is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2006, Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements," was issued by the Securities and Exchange Commission ("SEC"). SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. There have been two widely-recognized methods for quantifying the effects of financial statement misstatements, the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements. The use of this method can cause the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach," since it requires quantification of errors under both the iron curtain and the roll-over methods. SAB No. 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used, or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment, including how and when the errors arose. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The Company applied the provisions of SAB No. 108 using the cumulative effect transition method in connection with the preparation of its annual financial statements for the year ending April 28, 2007.

The following table summarizes the effects (up to April 30, 2006) of applying the guidance in SAB No. 108 (in thousands of dollars):

	Period in Which the Misstatement Originated [1]			
	Cumulative Prior to May 2, 2004	Fiscal Year Ended April 30, 2005	Fiscal Year Ended April 29, 2006	Adjustment Recorded as of April 30, 2006
Accrued property taxes [2]	$(1,123)	$ (86)	$ (575)	$(1,784)
Deferred tax assets [2, 3, 4]	(865)	(528)	(372)	(1,765)
Foreign currency translation adjustment [3]	139	37	64	240
Retained earnings [5]	$(1,849)	$(577)	$ (883)	$(3,309)

(1) The Company quantified these errors under the rollover method and concluded that they were immaterial – individually and in the aggregate.

(2) Historically, the Company was not correctly matching the recording of property tax expense with the period covered by the property tax invoice from the governing authority. As a result, the Company's accrued property taxes were understated by $1.8 million (cumulatively) in years prior to fiscal 2007. The Company recorded an increase in accrued property taxes of $1.8 million and an increase in deferred tax assets of $0.6 million as of April 30, 2006 with a corresponding reduction in retained earnings of $1.2 million.

(3) The Company determined that unpaid interest expense related to Handleman UK should be treated as a non-deductible item for tax purposes (due to the thin capitalization rules in the UK), as opposed to its historical treatment as a future tax deduction. Accordingly, the Company recorded a reduction of $2.4 million in deferred tax assets and $0.2 million in foreign currency translation adjustment as of April 30, 2006 with a corresponding reduction in retained earnings of $2.2 million.

(4) Deferred tax assets were overstated by a total of $1.8 million, net. As discussed in (2) above, the property tax issue resulted in a related deferred tax asset understatement of $0.6 million and the UK interest expense discussed in (3) above resulted in a related deferred tax asset overstatement of $2.4 million.

(5) Represents the net overstatement of net income for the indicated periods resulting from the aforementioned misstatements and the net reduction to retained earnings recorded as of April 30, 2006 to record the initial application of SAB No. 108.

In June 2006, FIN No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," was issued by the FASB. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest (that will be classified in the Company's financial statements as interest expense, consistent with the Company's current accounting policy) and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for the Company's fiscal year beginning April 29, 2007. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of FIN No. 48 and estimates that the cumulative effect to be recognized as a decrease to beginning retained earnings upon adoption will be less than $1.5 million.

In June 2006, Emerging Issues Task Force ("EITF") No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)," was issued by the FASB. This EITF applies to any government-assessed value-added tax that is imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. EITF No. 06-3 requires disclosure of a company's policy for presenting these taxes, whether on a gross or net basis. The gross basis includes taxes in revenues and costs; the net basis excludes the taxes from revenue. The Company adopted the provisions of EITF No. 06-3 as of April 28, 2007, as required. As a result, the Company included its accounting policy for value-added taxes in Note 1 of Notes to Consolidated Financial Statements included herein.

Other Information

The Company has no significant investments that are accounted for under the equity method in accordance with accounting principles generally accepted in the United States of America. Accordingly, there are no liabilities associated with investments accounted for under the equity method that would be considered material to the Company.

The Company's financial statements have reported amounts based on historical costs, which represent dollars of varying purchasing power and do not measure the effects of inflation. If the financial statements had been restated for inflation, net income would have been lower because depreciation expense would have to be increased to reflect the most current costs. Management does not believe that inflation within the economies in which the Company conducts business has had a material effect on the Company's results of operations.

The Company has not engaged in any related party transactions, which would have had a material effect on the Company's financial position, results of operations or cash flows.

****

This document contains forward-looking statements, which are not historical facts. These statements involve risks and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results, events and performance could differ materially from those contemplated by these forward-looking statements including, without limitation, risks associated with achieving the business integration objectives expected with the Crave Entertainment Group acquisition, changes in the music and video game industries, continuation of satisfactory relationships with existing customers and suppliers, establishing satisfactory relationships with new customers, including Tesco, PLC, and suppliers, improving operating performance after the separation process with ASDA is complete, effects of electronic commerce inclusive of digital music distribution, success of new music and video game releases, dependency on technology, ability to control costs, relationships with the Company's lenders, ability to comply with the Company's credit agreements, pricing and competitive pressures, dependence on third-party carriers to deliver products to customers, the ability to secure funding or generate sufficient cash required to sustain existing businesses while investing in and developing new businesses, the occurrence of catastrophic events or acts of terrorism, certain global and regional economic conditions, and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Handleman Company notes that the preceding conditions are not a complete list of risks and uncertainties. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this document.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In order to reduce variable interest rate exposure on a portion of its borrowings, during fiscal 2006 the Company entered into an interest rate swap agreement for a notional amount of $75.0 million. This agreement was subsequently sold on February 16, 2007. See Note 8 of Notes to Consolidated Financial Statements for additional information regarding the interest rate swap agreement.

The Company is subject to foreign currency exchange exposure for operations with assets and liabilities that are denominated in currencies other than U.S. dollars. Normally, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries.

Handleman Company does not have any additional market risk from derivative instruments that would have a material effect on the Company's financial position, results of operations or cash flows.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and supplementary data are filed as a part of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 28, 2007 and April 29, 2006

Consolidated Statements of Operations – For the Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

Consolidated Statements of Shareholders' Equity – For the Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

Consolidated Statements of Cash Flows – For the Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

Notes to Consolidated Financial Statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Handleman Company:

We have completed integrated audits of Handleman Company's consolidated financial statements and of its internal control over financial reporting as of April 28, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Handleman Company and its subsidiaries at April 28, 2007 and April 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 28, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Handleman Company changed the manner in which it accounts for share-based compensation and the manner in which it accounts for defined benefit pension plans in fiscal 2007.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Handleman Company did not maintain effective internal control over financial reporting as of April 28, 2007, because of the effect of not maintaining effective controls over the accounting for income taxes, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

PRICEWATERHOUSECOOPERS

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. The Company did not maintain effective controls over accounting for income taxes. Specifically, the Company's processes, procedures, resources and controls were not adequate to ensure the accounting for complex and/or non-routine tax matters, as recorded in the tax provision and related deferred tax asset and liability accounts, was accurate, reported in the proper period, and determined in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to tax expense, tax asset and liability accounts and related financial disclosures of the Company's fiscal 2007 annual and interim consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has concluded this control deficiency constitutes a material weakness. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that Handleman Company did not maintain effective internal control over financial reporting as of April 28, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Handleman Company has not maintained effective internal control over financial reporting as of April 28, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO.



PricewaterhouseCoopers LLP
June 29, 2007

HANDLEMAN COMPANY
CONSOLIDATED BALANCE SHEETS
AS OF APRIL 28, 2007 and APRIL 29, 2006
(in thousands of dollars except share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,457	$ 10,346
Accounts receivable, less allowances of $12,797 in 2007 and $13,658 in 2006	236,069	257,942
Merchandise inventories	115,535	128,844
Other current assets	17,713	9,898
Total current assets	387,774	407,030
Property and equipment, net	65,128	54,099
Goodwill, net	36,938	36,938
Intangible assets, net	36,433	43,338
Other assets, net	20,178	33,626
Total assets	$ 546,451	$ 575,031
LIABILITIES		
Current liabilities:		
Debt, current portion	$ 106,897	$ 3,960
Notes payable	--	1,000
Accounts payable	159,444	144,401
Accrued and other liabilities	31,163	29,326
Total current liabilities	297,504	178,687
Debt, non-current	--	83,600
Other liabilities	9,402	15,755
Commitments and contingencies (Note 11)	--	--
Total liabilities	306,906	278,042
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value; 1,000,000 shares authorized; none issued	--	--
Common stock, $.01 par value; 60,000,000 shares authorized: 20,291,000 and 19,990,000 shares issued and outstanding at April 28, 2007 and April 29, 2006, respectively	203	200
Accumulated other comprehensive income	17,414	16,067
Unearned compensation	--	(4,816)
Retained earnings	221,928	285,538
Total shareholders' equity	239,545	296,989
Total liabilities and shareholders' equity	$ 546,451	$ 575,031

The accompanying notes are an integral part of the consolidated financial statements.

HANDLEMAN COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 28, 2007, APRIL 29, 2006 and APRIL 30, 2005
(in thousands of dollars except per share data)

	2007	2006	2005
Revenues	$1,324,483	$ 1,312,404	$1,260,585
Costs and expenses:			
Direct product costs	(1,122,554)	(1,086,928)	(1,016,334)
Selling, general and administrative expenses	(247,611)	(210,029)	(193,412)
Operating (loss) income	(45,682)	15,447	50,839
Interest expense	(7,984)	(4,808)	(555)
Investment income	2,040	6,736	3,012
(Loss) income from continuing operations before income taxes	(51,626)	17,375	53,296
Income tax expense	(1,802)	(2,557)	(18,413)
(Loss) income from continuing operations	(53,428)	14,818	34,883
Discontinued operations (Note 3):			
Loss on disposal of discontinued subsidiary companies	--	(1,938)	(1,078)
Income tax benefit	--	688	391
Loss from discontinued operations	--	(1,250)	(687)
Net (loss) income	$ (53,428)	$ 13,568	$ 34,196
(Loss) income per share:			
Continuing operations - basic	$ (2.65)	$ 0.71	$ 1.55
Continuing operations - diluted	$ (2.65)	$ 0.71	$ 1.54
Discontinued operations - basic	$ --	$ (0.06)	$ (0.03)
Discontinued operations - diluted	$ --	$ (0.06)	$ (0.03)
Net (loss) income - basic	$ (2.65)	$ 0.65	$ 1.52
Net (loss) income - diluted	$ (2.65)	$ 0.65	$ 1.51
Weighted average number of shares outstanding during the period:			
Basic	20,149	20,806	22,500
Diluted	20,149	20,962	22,584

The accompanying notes are an integral part of the consolidated financial statements.

HANDLEMAN COMPANY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 28, 2007, APRIL 29, 2006 and APRIL 30, 2005
(in thousands of dollars)

	Common Stock		Accumulated Other Comprehensive Income (Loss)						
	Shares Issued	Amount	Foreign Currency Translation Adjustment	Employee Benefit Related	Interest Rate Swap	Unearned Compen-sation	Additional Paid-in Capital	Retained Earnings	Total Share-holders' Equity
May 1, 2004	23,455	$ 235	$ 7,173	$ (5,527)	$ –	$ (7,305)	$ –	$ 314,290	$ 308,866
Net income								34,196	34,196
Adjustment for foreign currency translation			8,687						8,687
Minimum pension liability adjustment, net of tax of $1,574				(3,083)					(3,083)
Comprehensive income, net of tax									39,800
Stock-based compensation:									
Performance shares	41					(136)	2,357		2,221
Stock options	145	1				(523)	1,697		1,175
Restricted stock and other	55	1				(431)	1,162		732
Common stock repurchased	(2,250)	(23)					(47,143)		(47,166)
Reclassification of additional paid-in-capital to retained earnings							41,927	(41,927)	–
Cash dividends, $0.30 per share								(6,745)	(6,745)
April 30, 2005	21,446	214	15,860	(8,610)	–	(8,395)	–	299,814	298,883
Net income								13,568	13,568
Adjustment for foreign currency translation			271						271
Minimum pension liability adjustment, net of tax of $4,683				8,362					8,362
Interest rate swap, net of tax of $101					184				184
Comprehensive income, net of tax									22,385
Stock-based compensation:									
Performance shares	153	2				1,879	1,332		3,213
Stock options	10	–				1,230	(1,002)		228
Restricted stock and other	29	–				470	377		847
Common stock repurchased	(1,648)	(16)					(21,913)		(21,929)
Reclassification of additional paid-in-capital to retained earnings							21,206	(21,206)	–
Cash dividends, $0.32 per share								(6,638)	(6,638)
April 29, 2006, previously reported	19,990	200	16,131	(248)	184	(4,816)	–	285,538	296,989
Cumulative effect, net of tax, for adoption of SAB No. 108								(3,309)	(3,309)
April 29, 2006, restated	19,990	200	16,131	(248)	184	(4,816)	–	282,229	293,680
Net loss								(53,428)	(53,428)
Adjustment for foreign currency translation			6,523						6,523
Minimum pension liability adjustment, net of tax of $35				66					66
Interest rate swap, net of tax of ($101)					(184)				(184)
Comprehensive loss, net of tax									(47,023)
Adoption of SFAS No. 158 net of tax of ($2,824)				(5,058)					(5,058)
Stock-based compensation:									
Performance shares	214	2				3,484	(2,176)		1,310
Stock options	–	–				812	(82)		730
Restricted stock and other	87	1				520	231		752
Reclassification of additional paid-in-capital							2,027	(2,027)	–
Cash dividends, $0.24 per share								(4,846)	(4,846)
April 28, 2007	20,291	$ 203	$ 22,654	$ (5,240)	$ –	$ –	$ –	$ 221,928	$ 239,545

The accompanying notes are an integral part of the consolidated financial statements.

HANDLEMAN COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 28, 2007, APRIL 29, 2006 and APRIL 30, 2005
(in thousands of dollars)

	2007	2006	2005
Cash flows from operating activities:			
Net (loss) income	$ (53,428)	$ 13,568	$ 34,196
Adjustments to reconcile net (loss) income to net cash provided from operating activities:			
Depreciation	15,136	16,776	17,636
Amortization of definite lived intangible assets	9,221	2,869	--
Recoupment of license advances	7,324	3,419	--
Gain on sale of investment	--	(4,390)	--
Unrealized investment income	(427)	(935)	(736)
Loss on disposal of property and equipment	817	752	1,192
Impairment of subsidiary assets	9,734	--	--
Deferred income taxes	5,513	(2,610)	5,009
Stock-based compensation	2,710	4,203	2,215
Retirement plans curtailment/settlement charges	1,375	--	--
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	28,964	30,730	(11,348)
Decrease (increase) in merchandise inventories	6,843	23,782	(8,035)
(Increase) decrease in other operating assets	(6,160)	4,265	(3,423)
Increase (decrease) in accounts payable	1,229	(16,021)	(141)
Decrease in other operating liabilities	(6,220)	(261)	(15,389)
Total adjustments	76,059	62,579	(13,020)
Net cash provided from operating activities	22,631	76,147	21,176
Cash flows from investing activities:			
Additions to property and equipment	(26,824)	(10,387)	(17,008)
License advances and acquired rights	(9,301)	(5,544)	--
Proceeds from disposition of properties and equipment	4	372	692
Proceeds from sale of investment	--	4,390	--
Adjustment of proceeds related to sale of subsidiary companies	--	(2,235)	--
Purchases of short-term investments	--	--	(136,875)
Sales of short-term investments	--	--	146,775
Cash investment in and advances to Crave Entertainment Group	--	(123,262)	--
Cash investment in REPS LLC	(1,052)	(19,732)	--
Other equity investments	(1,137)	(4,616)	--
Net cash used by investing activities	(38,310)	(161,014)	(6,416)
Cash flows from financing activities:			
Issuances of debt	5,333,755	3,480,803	1,330,501
Repayments of debt	(5,313,981)	(3,393,243)	(1,330,501)
Checks issued in excess of cash balances	8,249	3,881	863
Cash dividends	(4,846)	(6,638)	(6,745)
Repurchases of common stock	--	(21,929)	(47,166)
Cash proceeds from stock-based compensation plans	82	84	1,913
Net cash provided from (used by) financing activities	23,259	62,958	(51,135)
Effect of exchange rate changes on cash	531	1,429	3,388
Net increase (decrease) in cash and cash equivalents	8,111	(20,480)	(32,987)
Cash and cash equivalents at beginning of year	10,346	30,826	63,813
Cash and cash equivalents at end of year	$ 18,457	$ 10,346	$ 30,826

The accompanying notes are an integral part of the consolidated financial statements.

(Page Intentionally Left Blank)

1. Accounting Policies

Business

Handleman Company operates in two business segments: category management and distribution operations, and video game operations. As a category manager, the Company manages a broad assortment of prerecorded music titles to optimize sales and inventory productivity in leading retail stores in the United States ("U.S."), United Kingdom ("UK") and Canada. Services offered as a category manager include direct-to-store shipments, marketing and in-store merchandising. The video game operations are related to Crave Entertainment Group, Inc. ("Crave").

On November 22, 2005, the Company acquired the stock of privately-owned Crave Entertainment Group, Inc. Crave is a distributor of video game hardware, software and accessories to major retailers throughout the U.S. This acquisition expanded the Company's customer base, broadened its product lines and continues to allow for growth opportunities for both organizations through cross-selling customers, services and products.

On June 24, 2005, the Company acquired all of the operating assets and certain liabilities of REPS LLC ("REPS"). REPS provides nationwide in-store merchandising for home entertainment and consumer product brand owners at mass merchant, warehouse club and specialty retailers. The in-store merchandising structure of REPS is similar to the Company's in-store merchandising structure, thus providing the opportunity to consolidate certain functions and generate cost savings and synergies.

The operating results of Crave and REPS have been included in the Company's Consolidated Financial Statements since their dates of acquisition. See Note 2 of Notes to Consolidated Financial statements for additional information related to the acquisitions.

Unless otherwise noted, the following Notes to Consolidated Financial Statements relate only to results from continuing operations.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to April 30. The fiscal years ended April 28, 2007 ("fiscal 2007"), April 29, 2006 ("fiscal 2006") and April 30, 2005 ("fiscal 2005") each consisted of 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries where the Company has voting control. All intercompany accounts and transactions have been eliminated. All subsidiary companies are wholly owned. The Company does not have any significant equity investments other than in companies in which it has voting control.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's foreign subsidiaries utilize the local currency as their functional currency. Therefore, the Company follows the guidance outlined in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," issued by the Financial Accounting Standards Board ("FASB") to convert the balance sheets and statements of operations of its foreign subsidiaries to United States dollars. The Company uses an average exchange rate for the period, based on published daily rates, to convert foreign operational transactions to United States dollars. Assets and liabilities of foreign subsidiaries are converted to United States dollars using the prevailing published exchange rate on the last business day of the fiscal period. Common stock and additional paid in capital are converted at historical exchange rates. Resulting translation adjustments are included as a component of "Accumulated other comprehensive income" in the Company's Consolidated Balance Sheets. Net transaction gains/(losses) included in "Selling, general and administrative expenses" from continuing operations in the Company's Consolidated Statements of Operations were $813,000, $(251,000) and $(464,000) for the years ended April 28, 2007, April 29, 2006 and April 30, 2005, respectively.

Financial Instruments

The Company has evaluated the fair value of those assets and liabilities identified as financial instruments under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The Company estimates that fair values generally approximated carrying values at April 28, 2007 and April 29, 2006. Fair values have been determined through information obtained from market sources and management estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The table below presents information about the components of accounts receivable balances included in the Company's Consolidated Balance Sheets (in thousands of dollars):

	April 28, 2007	April 29, 2006
Trade accounts receivable	$248,866	$271,600
Less allowances for:		
Gross profit impact of estimated future returns	(8,719)	(9,570)
Doubtful accounts	(4,078)	(4,088)
Accounts receivable, net	$236,069	$257,942

Inventory Valuation

Merchandise inventories are recorded at the lower of cost (average cost method) or market. The Company accounts for inventories using the full cost method which includes costs associated with acquiring and preparing inventory for distribution. Costs associated with acquiring and preparing inventory for distribution of $17,509,000, $18,420,000 and $15,354,000 were incurred during the fiscal years ended April 28, 2007, April 29, 2006 and April 30, 2005, respectively, and are classified as a component of "Direct product costs" in the Company's Consolidated Statements of Operations. Merchandise inventories as of April 28, 2007 and April 29, 2006 included $1,962,000 and $2,045,000, respectively, of such costs.

The Company's inventory consists substantially of compact discs and video game hardware and software, which are not substandard from a functional standpoint. Typically, the Company's music suppliers offer return privileges for excess inventory quantities. Video game hardware and software is generally purchased as a one-way sale. Therefore, inventory reserves are provided for the risk that exists related to the carrying value of non-returnable slow moving inventory that may exceed market value, although the effect of markdowns is minimized since the Company's music vendors generally offer some level of return allowances and price protection.

Long-Lived Assets

The Company accounts for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement applies to long-lived assets other than goodwill, and prescribes a probability-weighted cash flow estimation approach to evaluate the recoverability of the carrying amount of long-lived assets such as property, plant and equipment.

Common Stock Repurchases

The Company is authorized to repurchase shares of its common stock pursuant to authorizations approved by its Board of Directors. Upon repurchase, the Company immediately retires the shares and, as a result, records a reduction in the number of common shares outstanding along with a reduction to additional paid-in-capital (representing the excess of the purchase price over the par value of the shares repurchased) in the period of repurchase/retirement. These transactions generally result in a negative balance in additional paid-in-capital. In the event of an active repurchase program, the negative balance in additional paid-in-capital is subsequently reclassified to retained earnings. The effect of these share repurchase transactions on common shares and shareholders' equity is included in the Company's Consolidated Statements of Shareholders' Equity for all periods presented. Under the terms of the Company's 2007 Credit Agreement and the new credit agreements, the Company is restricted from repurchasing shares of its common stock. See Notes 7 and 15 of Notes to Consolidated Financial Statements for additional information related to the 2007 Debt Agreement and the Company's new debt agreements, respectively.

Recognition of Revenue and Future Returns

Revenues are recognized upon delivery of product to customers ("FOB destination"). As a category manager of music product and distributor of video game product, the Company coordinates freight service for product purchased by its customers with the assumption of risk effectively remaining with the Company until its customers receive the product. Customer inspection of merchandise is not a condition of the sale. The Company also manages product returns that include both salable and non-salable product, as well as damaged merchandise, and provides credit for such customer product returns. The Company reduces revenues and direct product costs for estimated future returns at the time of revenue recognition. The estimate for future returns includes both salable and non-salable product. On a quarterly basis, the Company reviews the estimates for future returns and records adjustments as necessary.

Direct Product Costs

As a distributor of music and video game product, the Company is primarily a reseller of finished goods. Accordingly, substantially all the Company's direct product costs relate to its purchase price from suppliers for finished products shipped from the Company to customers. The Company computes direct product costs at an item specific level based on the lower of cost (average cost method) or market at the time of product shipment to customers. Direct product costs also include costs associated with acquiring and preparing inventory for distribution, as well as inventory reserves, supplier discounts and residual advertising related items.

Selling, General and Administrative Expenses

The major components of the Company's selling, general and administrative expenses included in its Consolidated Statements of Operations are as follows:

- labor expense, which includes field sales, warehouse, corporate office labor and stock-based compensation expense, along with associated payroll taxes and fringe benefits;
- freight expense related to product shipments to customers;
- outside information technology related service expenses;
- depreciation expense, which includes depreciation of Company-owned display fixtures located in customers' retail stores;
- travel expense;
- supplies expense;
- outside consulting expense;
- amortization expense of intangible assets;
- rent expense; and
- repairs and maintenance expense.

Shipping and Handling (Freight Expense)

The Company generally does not bill customers for shipping and handling costs incurred. Shipping and handling costs associated with shipments to and returns from customers are paid by the Company and included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations. Customer related shipping and handling costs included in selling, general and administrative expenses from continuing operations were $15,699,000, $14,830,000 and $15,236,000 for fiscal years 2007, 2006 and 2005, respectively.

Income Taxes

The provision for income taxes is based on reported income before income taxes. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax purposes. Valuation allowances are recognized to reduce deferred tax assets when there is a higher probability the assets will not be realized. In assessing the likelihood of realization, consideration is given to estimates of future taxable income, the character of income needed to realize future benefits and all available evidence.

Value-added taxes are presented in the Company's Consolidated Statements of Operations on a net-basis, that is, they are excluded from revenues.

Earnings Per Share

The Company computes diluted earnings per share from net income in accordance with SFAS No. 128, "Earnings Per Share." A reconciliation of the weighted average shares used in the calculation of basic and diluted shares is as follows (in thousands):

	April 28, 2007	April 29, 2006	April 30, 2005
Weighted average shares during the period – basic	20,149	20,806	22,500
Additional shares from assumed exercise of stock-based compensation	--	156	84
Weighted average shares adjusted for assumed exercise of stock options – diluted	20,149	20,962	22,584

No additional shares related to stock options issued by the Company were included in the computation of diluted weighted average shares as a result of the net loss for fiscal 2007.

Options to purchase 676,726 shares of common stock at an average exercise price of $17.61 (ranging from $10.3125 to $22.95) were outstanding during fiscal 2006, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. The options, which expire between June 2008 and June 2014, were still outstanding at April 29, 2006.

New Accounting Pronouncements

In December 2004, SFAS No. 123(R) "Share-Based Payment (revised 2004)," was issued by the FASB. SFAS No. 123(R) requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award; this cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The Company adopted the provisions of SFAS No. 123(R) as of April 30, 2006, as required. The impact of adopting SFAS No. 123(R) in the first quarter of fiscal 2007 was a reduction in net income of $277,000, of which $254,000 related to an increase in income tax expense. In addition, income tax expense of $1.2 million was recorded during the fourth quarter of fiscal 2007 related to the change in value of stock-based compensation from the grant date to the vesting date.

In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3," was issued by the FASB. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The Standard was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 as of April 30, 2006. The adoption of SFAS No. 154 did not have a material effect on the Company's consolidated financial statements.

In September 2006, SFAS No. 157, "Fair Value Measurements," was issued by the FASB. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, this pronouncement does not require any new fair value measurements. SFAS No. 157 will be effective for the Company's fiscal year beginning May 4, 2008. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In September 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)," was issued by the FASB. SFAS No. 158 requires an entity to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur. Unrecognized prior service costs and net actuarial gains or losses are recognized as a component of "Accumulated other comprehensive income." Minimum pension liabilities are eliminated upon adoption. The Company adopted SFAS No. 158 as of April 28, 2007, as required. The Company measures plan assets and benefit obligations as of its fiscal year end. See Note 9 of Notes to Consolidated Financial Statements for additional information related to the Company's defined benefit pension plans.

In February 2007, SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115," was issued by the FASB. SFAS No. 159 allows companies to irrevocably elect to recognize most financial assets and financial liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses will be reported in earnings at each reporting date. The cumulative effect of re-measuring such instruments to fair value at adoption is accounted for as an adjustment to the beginning balance of retained earnings. SFAS No. 159 will be effective for the Company's fiscal year beginning April 29, 2007, and is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2006, Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements," was issued by the Securities and Exchange Commission ("SEC"). SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. There have been two widely-recognized methods for quantifying the effects of financial statement misstatements, the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements. The use of this method can cause the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach," since it requires quantification of errors under both the iron curtain and the roll-over methods. SAB No. 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used, or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment, including how and when the errors arose. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The Company applied the provisions of SAB No. 108 using the cumulative effect transition method in connection with the preparation of its annual financial statements for the year ending April 28, 2007.

The following table summarizes the effects (up to April 30, 2006) of applying the guidance in SAB No. 108 (in thousands of dollars):

	Period in Which the Misstatement Originated [1]			
	Cumulative Prior to May 2, 2004	Fiscal Year Ended April 30, 2005	Fiscal Year Ended April 29, 2006	Adjustment Recorded as of April 30, 2006
Accrued property taxes [2]	$(1,123)	$ (86)	$ (575)	$(1,784)
Deferred tax assets [2, 3, 4]	(865)	(528)	(372)	(1,765)
Foreign currency translation adjustment [3]	139	37	64	240
Retained earnings [5]	$(1,849)	$(577)	$ (883)	$(3,309)

1) The Company quantified these errors under the rollover method and concluded that they were immaterial – individually and in the aggregate.
2) Historically, the Company was not correctly matching the recording of property tax expense with the period covered by the property tax invoice from the governing authority. As a result, the Company's accrued property taxes were understated by $1.8 million (cumulatively) in years prior to fiscal 2007. The Company recorded an increase in accrued property taxes of $1.8 million and an increase in deferred tax assets of $0.6 million as of April 30, 2006 with a corresponding reduction in retained earnings of $1.2 million.
3) The Company determined that unpaid interest expense related to Handleman UK should be treated as a non-deductible item for tax purposes (due to the thin capitalization rules in the UK), as opposed to its historical treatment as a future tax deduction. Accordingly, the Company recorded a reduction of $2.4 million in deferred tax assets and $0.2 million in foreign currency translation adjustment as of April 30, 2006 with a corresponding reduction in retained earnings of $2.2 million.
4) Deferred tax assets were overstated by a total of $1.8 million, net. As discussed in (2) above, the property tax issue resulted in a related deferred tax asset understatement of $0.6 million and the UK interest expense discussed in (3) above resulted in a related deferred tax asset overstatement of $2.4 million.
5) Represents the net overstatement of net income for the indicated periods resulting from the aforementioned misstatements and the net reduction to retained earnings recorded as of April 30, 2006 to record the initial application of SAB No. 108.

In June 2006, FIN No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," was issued by the FASB. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest (that will be classified in the Company's financial statements as interest expense, consistent with the Company's current accounting policy) and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for the Company's fiscal year beginning April 29, 2007. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of FIN No. 48 and estimates that the cumulative effect to be recognized as a decrease to beginning retained earnings upon adoption will be less than $1.5 million.

In June 2006, Emerging Issues Task Force ("EITF") No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)," was issued by the FASB. This EITF applies to any government-assessed value-added tax that is imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. EITF No. 06-3 requires disclosure of a company's policy for presenting these taxes, whether on a gross or net basis. The gross basis includes taxes in revenues and costs; the net basis excludes the taxes from revenue. The Company adopted the provisions of EITF No. 06-3 as of April 28, 2007, as required. As a result, the Company included its accounting policy for value-added taxes in Note 1 of Notes to Consolidated Financial Statements included herein.

2. Acquisitions

Crave Entertainment Group, Inc.

On November 22, 2005, the Company acquired the stock of privately-owned Crave Entertainment Group, Inc. Crave is a distributor of video game software, including Crave-branded exclusively distributed video game software, and accessories to major retailers throughout the United States. This acquisition expanded the Company's customer base, broadened its product lines and provided growth opportunities for both organizations through cross-selling customers, services and products. This acquisition has been recorded in accordance with the provisions of SFAS No. 141, "Business Combinations," and the operating results of Crave have been included in the Company's consolidated financial statements since the date of acquisition.

The purchase price for the acquisition of Crave totaled $123,459,000 that consisted of: (i) a $58,900,000 promissory note (which was paid on November 28, 2005) that was subject to certain adjustments based upon Crave's working capital and net assets, and subject to increase to reimburse Crave's shareholders for increased taxes they might have incurred as a result of electing to treat the transaction as an asset purchase for tax purposes; (ii) $5,000,000 paid into an escrow account to be distributed to the Crave shareholders 24 months after the closing date, subject to indemnification claims; (iii) approximately $5,2000,000 representing an advance to Crave to repay term, subordinated and affiliate indebtedness; (iv) an advance of $2,900,000 delivered to Crave at closing to pay fees and expenses, and amounts payable to employee option holders; and (v) an advance of $49,055,000 on November 22, 2005 to repay Crave's revolving line of credit. In addition, the Company incurred $2,404,000 of commission and legal and accounting fees related to the Crave acquisition, which have been capitalized to goodwill. Handleman Company financed this acquisition through borrowings against its revolving line of credit.

The following table summarizes the fair values of the Crave assets acquired and liabilities assumed at the date of acquisition (in thousands of dollars):

Current assets	$ 91,488
Property and equipment, net	935
Intangible assets	
Goodwill	26,629
Trademark	5,700
Customer relationships	21,800
Non-compete agreements	2,170
Software development costs/license advances	3,940
Other assets	150
Total assets acquired	152,812
Total liabilities assumed	(29,353)
Total net assets acquired	$123,459

The Company obtained a third-party valuation of certain intangible assets acquired from Crave.

The trademark and customer relationships will be amortized, for book and tax purposes, over a period of 15 years and 20 years, respectively, while the non-compete agreements will be amortized, for book and tax purposes, over a three-year period. The entire amount of goodwill related to this acquisition is deductible for tax purposes over a 15-year period.

The Company has the following contingent liabilities related to the acquisition of Crave: (i) up to $21,000,000 in earn out payments that are payable based upon Crave's adjusted earnings before interest, taxes depreciation and amortization ("EBITDA") for the calendar years 2005, 2006 and 2007, as those figures are calculated for each of such years; and (ii) up to $2,000,000 to be paid on or about January 2, 2008, if three certain Crave employees remain with that entity through December 31, 2007. In the third quarter of fiscal 2007, one of the three previously mentioned Crave employees departed, thereby reducing the $2,000,000 contingent liability to $1,500,000. The Company is accruing this liability over 25 months with the related expense included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations. An adjustment in the third quarter of this year, in the amount of $260,000, was recorded to reflect the reduction in this contingent liability. It should be noted that no earn out payments were achieved for calendar years 2005 and 2006, and the Company does not expect any earn out payments to be achieved by Crave for calendar 2007.

The following table provides proforma financial information for the results of operations assuming the Crave acquisition had been completed as of May 2, 2004 (amounts in thousands of dollars except per share data):

	Fiscal Year Ended		Fiscal Year Ended	
	April 29, 2006 As Reported	April 29, 2006 Proforma	April 30, 2005 As Reported	April 30, 2005 Proforma
Revenues	$1,312,404	$1,456,551	$1,260,585	$1,475,489
Operating income	$ 15,447	$ 20,209	$ 50,839	$ 62,166
Net income	$ 13,568	$ 14,273	$ 34,196	$ 38,735
Earnings per share				
- Basic	$ 0.65	$ 0.69	$ 1.52	$ 1.72
- Diluted	$ 0.65	$ 0.68	$ 1.51	$ 1.72

REPS LLC

On June 24, 2005, the Company acquired all of the operating assets and certain liabilities of REPS LLC. REPS provides in-store merchandising for home entertainment and consumer product brand owners at mass merchant, warehouse club and specialty retailers in the United States. The in-store merchandising structure of REPS is similar to the Company's in-store merchandising structure, thus providing the opportunity to consolidate certain functions and generate cost savings and synergies. This acquisition has been recorded in accordance with the provisions of SFAS No. 141 and the operating results of REPS have been included in the Company's consolidated financial statements since the date of acquisition.

The purchase price for the assets of REPS totaled $20,816,000, of which $18,750,000 was paid at closing. A promissory note in the amount of $1,000,000 was payable on June 24, 2006 subject to any indemnification claims, of which there were none. A second promissory note in the amount of $250,000 and the remaining $459,000 of the purchase price was payable within 151 business days from the date of acquisition subject to finalization of working capital amounts. In February 2006, the Company made a payment in the amount of $448,000 (including $10,000 of interest) representing the payment of the second promissory note along with a payment representing a portion of the remaining unpaid purchase price based upon working capital adjustments. In addition, the Company incurred $357,000 of legal and accounting fees related to the REPS acquisition, which have been capitalized to goodwill. The Company has obtained a third-party valuation of certain intangible assets acquired from REPS.

The following table summarizes the fair values of the REPS assets acquired and liabilities assumed at the date of acquisition (in thousands of dollars):

Current assets	$ 4,212
Property and equipment, net	227
Intangible assets	
Goodwill	6,903
Trademark	2,200
Customer relationships	6,300
Non-compete agreements	1,800
Other assets	10
Total assets acquired	21,652
Total current liabilities assumed	(836)
Total net assets acquired	$ 20,816

The trademark and customer relationships will be amortized, for book and tax purposes, over a period of 15 years, while the non-compete agreements will be amortized, for book and tax purposes, over a four-year period. The entire amount of goodwill related to this acquisition is deductible for tax purposes over a 15-year period.

3. Discontinued Operations

In the second quarter of fiscal 2004, the Company sold its Anchor Bay Entertainment subsidiary companies. In accordance with SFAS No. 144, the financial results of these subsidiary companies were reported separately as discontinued operations in the Company's Consolidated Statements of Operations for all periods presented, since the operations and cash flows of these companies were eliminated from the ongoing operations of the Company. The Company does not have any continuing involvement in the operations of these companies after the disposal transaction. During fiscal 2006, under the provisions of SFAS No. 144, the Company recorded pre-tax impairment charges of $1,938,000 ($1,250,000 after tax or $0.06 per diluted share), related to the sale of Anchor Bay. Of these charges, $563,000 was recorded in the second quarter of fiscal 2006 and represented final settlement of certain royalty audit claims with a particular Anchor Bay Entertainment licensor. The remaining $1,375,000 was recorded in the fourth quarter of fiscal 2006 and represented final settlement of adjustments to the sale proceeds in accordance with the sale agreement. During fiscal 2005, the Company recorded pre-tax impairment charges of $1,078,000 ($687,000 after tax or $0.03 per diluted share), related to the sale. Of these charges, $758,000 was recorded in the second quarter of fiscal 2005 and represented the Company's best estimate of amounts it expected to pay to settle certain royalty audit claims with the aforementioned licensor. The remaining $320,000 was recorded in the fourth quarter of fiscal 2005 and represented expenses associated with the termination of a royalty agreement with another licensor. These charges are reported separately as discontinued operations in the Company's Consolidated Statements of Operations for all periods presented.

The table below summarizes revenues and pre-tax loss included in income from operations of discontinued subsidiary companies (in thousands of dollars):

	2007	2006	2005
Revenues	$ --	$ --	$ --
Pre-tax loss on disposal	--	(1,938)	(1,078)

4. Concentration of Credit Risk

The table below sets forth percentage contribution to revenues from continuing operations for the Company's two largest customers:

	Fiscal Years Ended		
	April 28, 2007	April 29, 2006	April 30, 2005
Wal-Mart Stores, Inc.	70%	74%	74%
Kmart Corporation	7	9	15
Total percentage of revenues from continuing operations	77%	83%	89%
Total percentage of accounts receivable balance	81%	82%	92%

Approximately 94%, 99% and 100% of the combined revenues from the Company's two largest customers are included in the category management and distribution operations segment for the fiscal years ended April 28, 2007, April 29, 2006 and April 30, 2005, respectively.

The discontinuance of, or a significant unfavorable change in, the relationship with either of the Company's two largest customers would have a materially adverse effect upon the Company's future revenues and earnings.

During the fourth quarter of fiscal 2005, the Company announced a change in its business relationship with Kmart. Effective during the first quarter of fiscal 2006, Handleman Company continued to provide category management and distribution to approximately 1,070 Kmart stores, whereas another supplier began to provide music to Kmart's remaining stores (approximately 400). In addition, Kmart assumed responsibility for the performance of in-store servicing in all of its stores. During the second quarter of fiscal 2007, Handleman reacquired the in-store servicing for 737 of Kmart's highest volume stores.

The Company incurred costs in the fourth quarter of fiscal 2005 in connection with this change in its business relationship with Kmart. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," one-time termination benefit costs communicated to employees prior to April 30, 2005 were recorded in the fourth quarter of 2005 in the amount of $464,000 and were included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations. The Company incurred additional costs related to termination benefits in the first quarter of fiscal 2006 of approximately $324,000.

5. Goodwill and Intangible Assets

Goodwill

The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company performs an annual impairment test for goodwill and other intangible assets with indefinite lives in the fourth quarter of each fiscal year or as business conditions warrant a review. The goodwill test for impairment is conducted on a reporting unit level, whereby the carrying value of each reporting unit, including goodwill, is compared to its fair value. Fair value is estimated using the present value of free cash flows method. The Company recorded no goodwill impairment for the fiscal years ended April 28, 2007 or April 29, 2006.

Goodwill represents the excess of consideration paid over the estimated fair values of net assets of businesses acquired. Goodwill included in the Consolidated Balance Sheets as of April 28, 2007 and April 29, 2006 was $36,938,000, which was net of amortization of $1,224,000 at each of these balance sheet dates. The category management and distribution operations reporting segment had goodwill related to the UK and the REPS reporting units of $3,406,000 (which was net of amortization of $1,224,000) and $6,903,000, respectively, at each of these balance sheet dates, while the video game operations reporting segment had the remaining $26,629,000 of goodwill.

Intangible Assets

The intangible assets relate to the acquisitions of Crave and REPS, and represent all of the intangible assets of the Company. The Company performs annual impairment analyses, or as business conditions warrant a review, comparing the carrying value of its intangible assets with the future economic benefit of these assets. Based on such analyses, the Company adjusts, as necessary, the value of its intangible assets.

The Company, principally in its video game operations business segment, incurs software development costs, which include payments made to independent software developers under development agreements, and license advances paid to intellectual property right holders for use of their trademarks or copyrights. Software development costs are recorded in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." These costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility is evaluated on a product-by-product basis. For products where proven game engine technology exists, this may occur early in the development cycle. Payments prior to technological feasibility, or amounts otherwise related to software development which are not capitalized, are charged immediately to research and development expense. Commencing upon product release, capitalized software development costs and license advances are amortized based upon the ratio of current revenues to total projected revenues, generally over a period of 18 months. The Company performs periodic analyses comparing the carrying value of its software development costs and license advances with the expected sales performance of the specific products for which the costs relate. Significant management judgments and estimates are utilized in the ongoing assessment of the recoverability of capitalized costs. Based on such analyses, the Company adjusts, when necessary, the value of its software development costs and license advances.

On a monthly basis, management evaluates software development agreements to determine if balances were in a prepaid or payable status when, due to sales volume, the Company has fully expensed advances made to developers and additional royalties are owed. Royalties payable to developers and licensors are classified as accrued royalties and included in "Accrued and other liabilities" in the Company's Consolidated Balance Sheets. Accrued royalties as of April 28, 2007 and April 29, 2006 totaled $482,000 and $1,831,000, respectively.

The following information relates to intangible assets subject to amortization as of April 28, 2007 and April 29, 2006 (in thousands of dollars):

Amortized Intangible Assets	April 28, 2007 Gross Carrying Amount	April 28, 2007 Accumulated Amortization	April 29, 2006 Gross Carrying Amount	April 29, 2006 Accumulated Amortization
Trademark	$ 7,900	$ 2,182	$ 7,900	$ 474
Customer relationships	28,100	7,547	28,100	1,547
Non-compete agreements	3,970	1,849	3,970	676
Software development costs/license advances	18,785	10,744	9,484	3,419
Total	$58,755	$22,322	$49,454	$ 6,116

Amortized Intangible Assets	April 28, 2007 Net Amount	April 28, 2007 Weighted Average Amortization Period	April 29, 2006 Net Amount	April 29, 2006 Weighted Average Amortization Amount
Trademark	$ 5,718	180 mos.	$ 7,426	180 mos.
Customer relationships	20,553	227 mos.	26,553	227 mos.
Non-compete agreements	2,121	41 mos.	3,294	41 mos.
Software development costs/license advances	8,041	17 mos.	6,065	17 mos.
Total	$36,433	141 mos.	$43,338	165 mos.

The Company's aggregate amortization expense for fiscal 2007 and fiscal 2006 totaled $16,206,000 and $6,116,000, respectively. The Company estimates future aggregate amortization expense as follows (in thousands of dollars):

Fiscal Years	Amounts
2008	$13,053
2009	7,985
2010	3,737
2011	2,771
2012	2,083
Thereafter	6,804
Total	$36,433

6. Property and Equipment

Property and equipment consists of the following (in thousands of dollars):

	2007	2006
Land	$ 640	$ 640
Buildings and improvements	13,245	13,256
Display fixtures	28,821	29,470
Computer hardware and software	66,111	62,632
Equipment, furniture and other	56,863	35,964
	165,680	141,962
Less accumulated depreciation	100,552	87,863
Total property and equipment, net	$ 65,128	$ 54,099

Property and equipment is recorded at cost. Upon retirement or disposal, the asset cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in results of operations for the period. Repair costs are charged to expense as incurred.

In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes internal labor costs associated with developing computer software. Such costs are depreciated over the expected life of the software, generally three to seven years.

The Company includes depreciation expense in "Selling, general and administrative expenses" in its Consolidated Statements of Operations. Depreciation is computed primarily using the straight-line method based on the following useful lives:

Buildings and improvements	Lesser of the lease term or the useful life
Leasehold improvements	Lesser of the lease term or the useful life
Display fixtures	2-5 years
Computer hardware and software	3-7 years
Equipment, furniture and other	3-10 years

7. Debt

As of April 30, 2007, the Company entered into two credit agreements that constitute a $250,000,000 multi-tranche credit facility. See Note 15 of Notes to Consolidated Financial Statements for additional information related to these agreements. Absent a new multi-year credit facility, the Company would have violated the covenants under the 2007 Credit Agreement discussed below.

On October 27, 2006, Handleman Company and certain borrowing subsidiaries entered into a second amendment ("2006 Credit Agreement") to the amended and restated credit agreement dated November 22, 2005 ("2005 Credit Agreement"). The 2006 Credit Agreement reduced the Company's line of credit to $225,000,000 from $250,000,000, which was available under the 2005 Credit Agreement, and converted the unsecured 2005 Credit Agreement to a secured obligation with a first priority security interest in all of the Company's real and personal assets. In addition, the Company's obligation to meet its debt service coverage ratio and the leverage ratio covenants was deferred until February 26, 2007.

The 2006 Credit Agreement limited the Company's borrowings to the lesser of (i) the facility commitment amount of $225,000,000, or (ii) an amount equal to the borrowing base, consisting of 85% of eligible accounts receivable; 50% of eligible inventory and 100% of cash, less $15,000,000. Pursuant to the 2006 Credit Agreement, the Company could have elected to pay interest under a variety of formulae tied to either prime plus 1.25% or LIBOR plus 2.25%. The 2006 Credit Agreement facility fee was increased to 0.50%.

On February 26, 2007, Handleman Company and certain borrowing subsidiaries entered into a third amendment ("2007 Credit Agreement") to its amended and restated credit agreement dated November 22, 2005. The 2007 Credit Agreement extended the waiver of the Company's obligation to meet its debt service coverage ratio and leverage ratio until April 30, 2007 and restricted the Company from declaring or making any dividend payments or repurchasing any of its common stock. The 2007 Credit Agreement also limited the Company's borrowings to the lesser of (i) the facility commitment amount of $225,000,000, or (ii) an amount equal to the borrowing base, consisting of 85% of eligible accounts receivable, 34% of eligible inventory and the lesser of $8,000,000 or 75% of the appraised fair market value of the Company's owned real property, less $40,000,000. Pursuant to the 2007 Credit Agreement, the Company may elect to pay interest under a variety of formulae tied to either prime plus 1.25% or LIBOR plus 2.25%.

Without having obtained the 2006 or 2007 Credit Agreements, the Company would have violated one or more of the covenants, as defined in the 2005 Credit Agreement. As a result, the Company's $106,897,000 in borrowings outstanding at April 28, 2007 under the 2007 Credit Agreement were all classified as current. The Company had borrowings of $87,560,000 against its line of credit at April 29, 2006, of which $3,960,000 was classified as current and $83,600,000 was classified as non-current. As of April 28, 2007, the most favorable interest rate the Company could borrow under was 6.06%. The weighted average amount of borrowings outstanding under the credit agreements were $113,801,000 and $74,002,000 for the years ended April 28, 2007 and April 29, 2006, respectively. The weighted average interest rates under the credit agreements were 6.88% for the year ended April 28, 2007 and 5.96% for the year ended April 29, 2006.

Interest expense for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 was $7,984,000, $4,808,000 and $555,000, respectively.

Total interest paid for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 was $7,706,000, $4,505,000 and $556,000, respectively.

Investment income for the fiscal years ended April 28, 2007, April 29, 2006 and April 30, 2005 was $2,040,000, $6,736,000 and $3,012,000, respectively. Investment income in fiscal 2007 and fiscal 2006 included investment gains of $428,000 and $936,000, respectively, related to the Company's Supplemental Executive Retirement Plan ("SERP").

8. Derivatives and Market Risk

Derivative Financial Instruments

In the normal course of business, Handleman Company is exposed to market risk associated with changes in interest rates and foreign currency exchange rates. To manage a portion of these inherent risks, the Company may purchase certain types of derivative financial instruments, from time to time, based on management's judgment of the trade-off between risk, opportunity and cost. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Interest Rate Swaps

In order to reduce variable interest rate exposure on borrowings, on February 7, 2006, the Company entered into an interest rate swap agreement for a notional amount of $75,000,000. On February 16, 2007, the Company sold this swap agreement. The interest rate was fixed at 4.9675%, plus a charge that varied based on the ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization), as defined in the Company's revolving credit agreement.

The interest rate swap was accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and was an effective cash flow hedge on related debt. The hedge had no ineffectiveness during the fiscal years ended April 28, 2007 or April 29, 2006. The fair value of the swap agreement as of February 16, 2007, the date of the sale, and April 29, 2006 was $101,000 and $285,000, respectively. Net year-over-year changes in the fair value of the swap was recorded, net of taxes, in "Accumulated other comprehensive income" in the Company's Consolidated Balance Sheets. The Company recorded a gain of $101,000 related to the sale of the agreement, which was amortized through April 28, 2007, the expected remaining term of the borrowings.

Currency Forward Contracts

The Company's business is primarily denominated in U.S. dollars. Consequently, the Company does not currently have significant exposure relating to currency exchange risk, and thus has not entered into any contracts to hedge this risk.

9. Pension Plan

The Company has two qualified defined benefit pension plans ("pension plans") that cover substantially all full-time U.S. and Canadian employees. In addition, the Company has two nonqualified defined benefit plans, U.S. and Canadian SERPs, which cover select employees.

During the first quarter of fiscal 2007, the Company's Board of Directors approved amendments to freeze the Company's U.S. pension plan and the U.S. SERP. Accordingly, during the first quarter of fiscal 2007, the Company recorded non-cash curtailment charges of $680,000 and $384,000 related to the Company's U.S. pension plan and U.S. SERP, respectively. These charges were calculated in accordance with SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Terminations Benefits," using actuarial assumptions as of July 29, 2006. SFAS No. 88 requires curtailment accounting if an event eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. In the event of a curtailment, losses are recognized for the unrecognized prior service cost associated with years of service no longer expected to be rendered.

During the third quarter of fiscal 2007, the Company paid $1,737,000 in lump sum payments to certain non-executive active employees from the U.S. SERP Rabbi Trust. In accordance with SFAS No. 88, a settlement loss of $215,000 was recorded during the third quarter of fiscal 2007.

During the fourth quarter of fiscal 2007, the Company paid $2,465,000 in lump sum payments to terminated employees from the U.S. SERP Rabbi Trust. In accordance with SFAS No. 88, a settlement loss of $92,000 was recorded during the fourth quarter of fiscal 2007.

During fiscal 2007, the Company was required to perform a re-measurement of its Canadian pension plan. This re-measurement was calculated in accordance with SFAS No. 88.

The Company adopted SFAS No. 158 as of April 28, 2007. The Statement requires an entity to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur. Unrecognized prior service costs and net actuarial gains or losses are recognized as a component of "Accumulated other comprehensive income." Minimum pension liabilities and the corresponding intangible assets are eliminated upon adoption. The following table summarizes the effect of the initial adoption of SFAS No. 158 (in thousands of dollars):

	Prior to SFAS No. 158 Adjustment	SFAS No. 158 Adjustment	Post SFAS No. 158 Adjustment
Prepaid assets	$ 9,096	$ (6,113)	$ 2,983
Accrued liabilities	(4,682)	(1,551)	(6,233)
Intangible assets	214	(214)	–
Accumulated other comprehensive loss (pre-tax)	38	8,128	8,166

The amounts in "Accumulated other comprehensive income" that are expected to be recognized as components of net expense/(income) during the next year are as follows (in thousands of dollars):

	Pension Plans	SERPs
Amortization of unrecognized prior service costs	$ –	$ 17
Amortization of unrecognized losses (gains) and other	80	12

The following information, for all periods presented, combines U.S. and Canadian pension plans and U.S. and Canadian SERPs. The measurement date of the Company's pension plans coincide with the Company's fiscal year end.

Obligations and Funded Status

The projected benefit obligation, fair value of plan assets and funded status at April 28, 2007 and April 29, 2006 for the two defined benefit pension plans and SERPs are as follows (in thousands of dollars):

	Pension Plans		SERPs	
	2007	2006	2007	2006
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$56,666	$ 59,047	$ 9,385	$ 11,657
Service cost	1,808	2,053	440	462
Interest cost	3,358	3,245	515	522
Actuarial loss (gain)	3,191	(5,999)	(49)	(2,859)
Settlements	--	--	(4,202)	--
Curtailments	(3,499)	--	(786)	--
Benefits paid	(1,806)	(1,680)	(465)	(397)
Projected benefit obligation at end of year	$59,718	$ 56,666	$ 4,838	$ 9,385
Change in plan assets:				
Fair value of plan assets at beginning of year	$56,909	$ 46,797	$ --	$ --
Actual return on plan assets	5,770	6,390	--	--
Company contributions	433	5,402	4,667	397
Settlements	--	--	(4,202)	--
Benefits paid	(1,806)	(1,680)	(465)	(397)
Fair value of plan assets at end of year	$61,306	$ 56,909	$ --	$ --
Funded status at end of year	$ 1,588	$ 243	$ (4,838)	$ (9,385)
Unrecognized net loss from past experience different from that assumed	--	9,498	--	1,514
Unrecognized prior service cost	--	731	--	665
Prepaid (accrued) benefit cost	$ 1,588	$ 10,472	$ (4,838)	$ (7,206)

Amounts recognized in the Company's Consolidated Balance Sheets at April 28, 2007 and April 29, 2006 are as follows (in thousands of dollars):

	Pension Plans		SERPs	
	2007	2006	2007	2006
Prepaid asset, non-current	$ 2,983	$10,472	$ --	$ --
Accrued liability, current	(485)	--	(485)	(52)
Accrued liability, non-current	(910)	--	(4,353)	(8,115)
Intangible assets	--	--	--	576
Net asset (liability)	1,588	10,472	(4,838)	(7,591)
Accumulated other comprehensive income	--	--	--	385
Net amount recognized	$ 1,588	$10,472	$(4,838)	$(7,206)

The accumulated benefit obligation for the two defined benefit pension plans was $56,151,000 and $49,049,000 at April 28, 2007 and April 29, 2006, respectively. The accumulated benefit obligation for the SERPs was $4,770,000 and $8,167,000 at April 28, 2007 and April 29, 2006, respectively.

The amounts recognized in "Accumulated other comprehensive income" at April 28, 2007, are as follows (in thousands of dollars):

	Pension Plans	SERPs
Unrecognized prior service costs	$ 0	$ 214
Unrecognized losses	7,599	353
Total recognized in accumulated other comprehensive income	$7,599	$ 567

Component of net periodic benefit cost are as follows (in thousands of dollars):

	Pension Plans			SERPs		
	2007	2006	2005	2007	2006	2005
Service cost	$1,808	$2,053	$1,818	$ 440	$ 462	$ 572
Interest cost	3,358	3,245	3,060	515	522	590
Expected return on plan Assets	(4,386)	(3,896)	(3,038)	--	--	--
Amortization of unrecognized prior service cost, actuarial gain and other	259	2,280	1,650	87	(131)	520
Settlements	--	--	--	307	--	--
Curtailments	680	--	--	384	--	--
Net periodic benefit cost	$1,719	$3,682	$3,490	$1,733	$ 853	$ 1,682

Assumptions

Weighted average assumptions used to determine the actuarial present value of the projected benefit obligation at April 28, 2007 and April 29, 2006 are as follows:

	Pension Plans		SERPs	
	2007	2006	2007	2006
Discount rate	5.97%	6.25%	5.61%	6.15%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

U.S. pension and U.S. SERP curtailment and U.S. SERP settlement events occurred during the year, which required the net periodic benefit cost to be calculated for a portion of the year using the following discount rate assumptions:

	July 29, 2006 Curtailment		December 31, 2006	April 28, 2007
	Pension	SERP	SERP Settlement	SERP Settlement
Discount rate	6.21%	6.13%	5.76%	5.61%

Plan Assets

The Company's two defined benefit pension plans weighted-average asset allocations at April 28, 2007 and April 29, 2006 by asset category, are as follows:

Asset Category	Pension Plans 2007	Pension Plans 2006
Equity securities	63.12%	62.93%
Debt securities	35.45	34.14
Other	1.43	2.93
Total	100.00%	100.00%

Pension plan assets are invested in various mutual funds and individual securities, which are overseen by three independent investment advisers. The Pension Trust held no shares of Handleman Company common stock at April 28, 2007 and April 29, 2006.

The Company's strategy for pension plan assets is to provide for growth of capital with a moderate level of volatility by investing in assets per the target allocation (range of 0% - 5% cash, 45% - 65% equity, 30% - 50% fixed income and 0% - 10% REITs). The assets are reallocated periodically within the target allocations, under the advisement of a certified investment advisor.

The expected long-term rate of return on assets was 8.00% for fiscal 2007 and fiscal 2006. The basis used to determine the overall expected long-term rate of return on assets was the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 11% over the long-term, while cash and fixed income are expected to return between 4% and 6%.

Cash Flows

The Company expects to contribute $485,000 to its U.S. SERP plan in fiscal 2008 to fund a settlement to certain employees occurring in the first quarter of fiscal 2008. The Company also expects to contribute $485,000 (in U.S. dollars) to its Canadian pension plan in fiscal 2008. The Company does not expect to contribute to either its U.S. pension plan or Canadian SERP plan in fiscal 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

	Pension Benefits	SERPs
2008	$1,783	$ 485
2009	1,996	79
2010	2,164	248
2011	2,384	193
2012	2,735	2,758
2013 – 2017	16,794	355

10. Stock-Based Compensation

Effective April 30, 2006, the Company adopted the provisions of SFAS No. 123(R) using the modified prospective transition method, and accordingly, prior period amounts have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation in accordance with SFAS No. 123, beginning May 4, 2003.

Upon the adoption of SFAS No. 123, the Company selected the prospective transition method, as defined in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment to SFAS No. 123. Under the prospective method, all stock-based awards issued after May 3, 2003 were accounted for utilizing the fair value provisions of SFAS No. 123 and expensed over the vesting period. The following table illustrates the effect on net income and income per share if the fair value recognition provisions of SFAS No. 123 had been applied to all stock-based awards for fiscal years 2006 and 2005 (in thousands of dollars except per share data):

		2006	2005
Net income		$13,568	$34,196
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		3,660	3,059
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(4,426)	(5,061)
Proforma net income		$12,802	$32,194
Net income per share:			
Reported	-- basic	$0.65	$1.52
	-- diluted	0.65	1.51
Proforma	-- basic	0.62	1.43
	-- diluted	0.61	1.43

The Company is authorized to grant stock options, performance shares, performance units and restricted stock under three plans. The Company's 2004 Stock Plan was approved by the Company's shareholders during fiscal 2005. The Company's 2001 Stock Option and Incentive Plan was approved during fiscal 2002. The Company's 1998 Stock Option and Incentive Plan continues in effect for outstanding awards under that plan.

The maximum number of shares of stock that may be issued under the 2004 Stock Plan is 750,000 shares. During fiscal 2007, the Company granted 363,820 shares under this plan. After deducting stock options, performance shares and restricted stock issued or granted under this plan since adoption in September 2004, 260,414 shares of the Company's stock are available for use under this plan as of April 28, 2007.

The maximum number of shares of stock that may be issued under the 2001 Stock Option and Incentive Plan is 1,600,000 shares. During fiscal 2007, the Company granted 112,900 shares under this plan. After deducting stock options, performance shares and restricted stock issued or granted under this plan since adoption in September 2001, there are 98,856 shares of the Company's stock available for use under this plan as of April 28, 2007.

The Company's 1998 Stock Option and Incentive Plan continues in effect for outstanding awards under this plan; however, no additional shares will be issued out of this plan.

The Company recorded compensation expense for various stock-based compensation awards issued pursuant to the plans described herein in the amounts of $3,897,000, $5,703,000 and $4,670,000 for the fiscal years 2007, 2006 and 2005, respectively. The Company did not record a cumulative effect of change in accounting principle upon adoption of SFAS No. 123(R), since its pre-adoption actual forfeiture experience approximated its expected future forfeiture estimates. Related income tax benefits of $1,400,000, $2,043,000 and $1,611,000 were recorded during fiscal years 2007, 2006 and 2005, respectively.

Fair Value Estimation Methodology and Assumptions

The Company's use of the Black-Scholes option pricing model requires management to make various assumptions including the risk-free interest rate, expected term, expected volatility and dividend yield. Expected volatilities are based on the historical volatility of the Company's stock. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. The risk-free rate for periods during the contractual life of stock-based compensation awards is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected life of the award. Dividend yield assumptions are based on historical patterns and future expectations.

Prior to the adoption of SFAS No. 123(R), the Company used the Black-Scholes option pricing model to determine the fair value of its equity based stock option awards and issuances under its Employee Stock Purchase Plan ("ESPP"). All other awards were based on the intrinsic value of the underlying stock. The weighted average assumptions used to estimate the fair value for stock options granted and ESPP shares issued during fiscal years 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Expected life (in years)	5.0	0.5	4.8
Risk-free interest rate	4.83%	3.82%	3.89%
Expected volatility	35.03%	16.89%	39.07%
Expected dividend yield	3.89%	1.73%	1.26%

The weighted average estimated fair values of stock options granted and ESPP shares issued during fiscal years 2007, 2006 and 2005 were $2.28, $3.77 and $8.02, respectively.

Stock Options

Information with respect to options outstanding under the previous and current stock plans, which have various terms (not exceeding 10 years) and vesting periods (not exceeding three years) as approved by the Compensation Committee of the Board of Directors for the years ended April 30, 2005, April 29, 2006 and April 28, 2007, is set forth below. Options were granted during such years at no less than fair market value at the date of grant.

	Number of Shares	Weighted Average Price
Balance as of May 1, 2004	710,734	$14.39
Granted	291,100	$22.47
Terminated	(82,354)	$17.20
Exercised	(218,644)	$13.86
Balance as of April 30, 2005	700,836	$17.55
Granted	--	--
Terminated	(11,901)	$20.18
Exercised	(12,209)	$11.83
Balance as of April 29, 2006	676,726	$17.61
Granted	125,000	$ 8.03
Terminated	(71,700)	$13.81
Exercised	--	--
Balance as of April 28, 2007	730,026	$16.29
Exercisable as of April 28, 2007	561,446	$16.95

During the second quarter of fiscal 2007, the Company terminated the 25,000 shares granted during the first quarter of fiscal 2007, which related to the departure of a key Company executive.

The following relates to the Company's outstanding and exercisable stock options as of April 28, 2007:

	Total Options Outstanding			Currently Exercisable Options		
Exercise Price Range	Number Of Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	Number of Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life
$ 8.33 - $12.99	237,059	$10.27	84 months	137,059	$11.69	63 months
$13.00 - $16.99	263,601	$16.33	64 months	263,601	$16.33	64 months
$17.00 - $22.95	229,366	$22.47	86 months	160,786	$22.47	86 months
Total	730,026			561,446		

The weighted average grant date fair values of stock options vested during fiscal years 2007, 2006 and 2005 were $7.52, $6.59 and $6.26, respectively.

As of April 28, 2007, unrecognized compensation cost related to non-vested stock options totaled $0.3 million. This unrecognized compensation cost is expected to be recognized over a weighted average period of 1.9 years.

Performance Shares

The Company grants performance shares to certain employees as authorized within its stock plans. The performance shares expected to be used are based upon achieving "free cash flow" objectives, as defined, and vest over a three-year period. Expense recorded for performance shares is recognized over the vesting period and is based upon the probability of meeting the Company's performance target, and is adjusted periodically, as required.

In fiscal years 2007, 2006 and 2005, the Company granted 207,720, 160,400 and 228,000 performance shares, net of forfeitures in the year of grant, of its common stock, respectively, under the plans. The performance shares issued in fiscal years 2007, 2006 and 2005 will be distributed to the participants if certain fixed performance criteria are satisfied by May 2, 2009, May 3, 2008 and April 28, 2007, respectively.

Information related to performance shares for fiscal years ended April 30, 2005, April 29, 2006 and April 28, 2007 is as follows:

	Estimated Number of Shares to be Awarded	Weighted-Average Grant Date Fair Value	Maximum Number of Shares Available
Balance as of May 1, 2004	773,325	$13.64	899,175
Granted	274,600	$22.47	411,600
Terminated	(93,550)	$17.94	(140,325)
Adjustment of estimate	97,575	$17.49	--
Distribution [a]	(259,350)	$12.30	(259,350)
Balance as of April 30, 2005	792,600	$16.88	911,100
Granted	167,200	$16.61	250,800
Terminated	(20,900)	$19.21	(31,350)
Adjustment of estimate	(2,550)	$16.93	--
Distribution [b]	(234,300)	$11.16	(234,300)
Balance as of April 29, 2006	702,050	$18.66	896,250
Granted	247,820	$ 7.08	371,730
Terminated	(102,300)	$14.84	(153,450)
Adjustment of estimate	--	--	--
Distribution [c]	(313,650)	$16.93	(313,650)
Balance as of April 28, 2007	533,920	$15.03	800,880

(a) Performance shares granted in fiscal 2002, which vested on May 1, 2004.

(b) Performance shares granted in fiscal 2003, which vested on April 30, 2005.

(c) Performance shares granted in fiscal 2004, which vested on April 29, 2006.

During the second quarter of fiscal 2007, the Company terminated 21,500 shares granted during the first quarter of fiscal 2007, related to the departure of a key Company executive.

As of April 28, 2007, unrecognized compensation cost related to non-vested performance shares totaled $1.6 million. This unrecognized compensation cost is expected to be recognized over a weighted average period of 1.6 years.

The weighted average estimated fair values of performance share awards granted during fiscal years 2007, 2006 and 2005 were $7.08, $16.61 and $22.47, respectively.

Performance Units

Beginning in fiscal 2006, the Company granted performance units to certain employees as authorized within its stock plans. The performance units are payable in cash based upon achieving "free cash flow" objectives as defined and measured against pre-determined benchmarks. As of April 28, 2007 and April 29, 2006, approximately $1.4 million and $0.6 million, respectively, were recorded as non-current liabilities in the Company's Consolidated Balance Sheets. Performance units vest over a three-year period and compensation expense associated with these performance units is adjusted to market value at each reporting date over the vesting period.

In fiscal 2007, the Company granted 259,320 performance units, net of forfeitures in the year of grant, under the plans. The performance units issued in fiscal year 2007 will be distributed to the participants if certain fixed performance criteria are satisfied by May 2, 2009.

Information related to performance units for the fiscal year ended April 29, 2006 and April 28, 2007 is as follows:

	Estimated Number of Shares to be Awarded	Weighted-Average Grant Date Fair Value	Maximum Number of Shares Available
Balance as of April 30, 2005	--	$ --	--
Granted	236,600	$16.61	354,900
Terminated	(10,400)	$16.61	(15,600)
Balance as of April 29, 2006	226,200	$16.61	339,300
Granted	307,020	$ 7.03	460,530
Terminated	(83,400)	$11.02	(125,100)
Balance as of April 28, 2007	449,820	$11.11	674,730

During the second quarter of fiscal 2007, the Company terminated 21,500 shares granted during the first quarter of fiscal 2007, related to the departure of a key Company executive.

As of April 28, 2007, unrecognized compensation cost related to performance units totaled $1.5 million. This unrecognized compensation cost is expected to be recognized over a weighted average period of 1.7 years.

The weighted average estimated fair values of performance unit awards granted during fiscal years 2007 and 2006 were $7.03 and $16.61, respectively.

Restricted Stock

The Company grants restricted stock to certain employees and directors, as authorized within its stock plans. Restricted stock is expensed over the vesting period, which varies by grant.

Restricted stock issued for the fiscal years ended April 29, 2006 and April 28, 2007 is as follows:

	Number of Shares to be Awarded	Weighted-Average Grant Date Fair Value
Balance as of April 29, 2006	65,637	$17.76
Granted	103,900	$ 7.78
Terminated	(32,500)	$ 8.44
Vested	(35,547)	$20.21
Balance as of April 28, 2007	101,490	$ 9.67

Restricted stock granted during fiscal 2007, net of forfeitures in the year of grant, was 74,900 shares with a weighted-average grant date fair value of $8.06. As of April 28, 2007, unrecognized compensation cost related to restricted stock totaled $0.4 million. This unrecognized compensation cost is expected to be recognized over a weighted average period of 1.1 years.

Employee Stock Purchase Plan

In fiscal 2002, the Company's shareholders approved the adoption of the Handleman Company 2001 ESPP. The ESPP provides employees the right to purchase common stock of the Company, through payroll deductions, at a price equal to 85% of the lesser of the fair market value of the stock on (a) the first day of an offering period, or (b) the last day of the period. Under the terms of the ESPP, eligible employees may elect to have up to 10% of their regular base earnings withheld to purchase Company stock, with a maximum not to exceed $25,000 for each calendar year. The Company has reserved 700,000 shares of common stock for issuance under the ESPP. As of April 28, 2007, the Company had $52,000 of employee withholdings, included in "Accrued and other liabilities" in the Consolidated Balance Sheets, to be used to purchase Company stock. Through April 28, 2007, 103,271 shares have been issued to employees under the ESPP since its inception.

11. Commitments and Contingencies

Lease Commitments

The Company, in the normal course of business, enters into non-cancelable operating leases primarily related to buildings and other equipment that expire in various years. Future minimum payments related to these operating leases and commitments are as follows (in thousands of dollars):

Fiscal Years	Amounts
2008	$ 8,338
2009	8,996
2010	8,263
2011	5,521
2012	4,229
Thereafter	14,738
Total	$50,085

Rental expense from continuing operations from operating leases was $9,206,000, $7,677,000 and $8,856,000 in fiscal years 2007, 2006 and 2005, respectively.

Contingencies

The Company has the following contingent liabilities related to its acquisition of Crave Entertainment Group during fiscal 2006: (i) up to $21,000,000 in earn out payments that are payable based upon Crave's adjusted EBITDA for the calendar years 2005, 2006, and 2007, as those figures are calculated for each of such years; and (ii) up to $2,000,000 to be paid on or about January 2, 2008, if three certain Crave employees remain with that entity through December 31, 2007. In the third quarter of fiscal 2007, one of the three previously mentioned Crave employees departed, thereby reducing the $2,000,000 contingent liability to $1,500,000. The Company is accruing this liability over 25 months with the related expense included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations. An adjustment in the third quarter of this year, in the amount of $260,000, was recorded to reflect the reduction in this contingent liability. No earn out payments were achieved by Crave for calendar years 2005 and 2006, and the Company does not expect any earn out payments to be achieved by Crave for calendar 2007.

During fiscal 2006, the Company recorded investment income of approximately $4,300,000 related to a gain on the sale of an investment in PRN, a company that provides in-store media networks. Under the terms of the sale agreement, the Company anticipates receiving additional proceeds of $957,000 during the first quarter of fiscal 2008 and may receive an additional $400,000 through September 2009, subject to general and tax indemnification claims.

Guarantees

FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees and clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing those guarantees. The Company guarantees certain liabilities for wholly-owned subsidiary companies, which are included in the consolidated financial statements of the Company. The Company does not have any significant guarantees of unconsolidated affiliates or third party debt requiring disclosure under the provisions of FIN No. 45.

During fiscal 2007, the Company hired a certain executive officer and granted the executive officer 100,000 stock options, with an option price determined by the Handleman stock price at the close of business on the executive's first day of work, that vest in equal amounts over the next three years and 20,000 shares of restricted stock vesting in equal amounts over the next two years. Handleman also guaranteed this executive minimum bonuses of $300,000 and $150,000 for fiscal years 2007 and 2008, respectively, and entitlement to receive a cash bonus based on the closing price of 100,000 shares of Handleman stock on the executive's second anniversary with the Company and a cash bonus based on the closing price of 50,000 shares of Handleman stock on the executive's third anniversary with the Company.

The Company had approximately $3,361,000 in letters of credit associated with the requirement to fund certain expenditures related to workers compensation benefits as of April 28, 2007.

The Company has tax indemnification agreements with Anchor Bay Entertainment and Madacy Entertainment as a result of the sale of those business units in fiscal 2004 and fiscal 2003, respectively. Under the terms of the agreements, the Company may be responsible for any tax liabilities identified subsequent to the sale of those companies.

Litigation

The Company is not currently involved in any legal proceedings that are material or for which it does not believe it has adequate reserves. Any other legal proceedings in which the Company is involved are routine legal matters that are incidental to the business and the ultimate outcome of which is not expected to be material to future results of consolidated operations, financial position and cash flows. The Company establishes reserves for all claims and legal proceedings based on its best estimate of the amounts it expects to pay.

12. Segment Information

The Company has determined, using the management approach that it operates in two business segments: category management and distribution operations, which primarily provides music products to select mass merchants; and video game operations, which represents Crave Entertainment Group's distribution of video game hardware, software and accessories to major retailers. During fiscal 2005, prior to the acquisition of Crave in fiscal 2006, the Company operated in only one operating segment, category management and distribution operations.

The accounting policies of the segments are the same as those described in Note 1, "Accounting Policies." Segment data includes a charge allocating all corporate costs to the operating segments. The Company evaluates performance of its segments and allocates resources to them based on income before interest and income taxes ("segment income").

The tables below present information about reported segments for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 (in thousands of dollars):

	Category Management and Distribution Operations	Video Game Operations	Total
Fiscal 2007:			
Revenues, external customers	$1,104,794	$ 219,689	$1,324,483
Depreciation and amortization	17,186	7,171	24,357
Segment loss	(38,187)	(8,783)	(46,970)
Total segment assets	463,626	125,560	589,186
Capital expenditures	26,564	260	26,824
Fiscal 2006:			
Revenues, external customers	$1,226,887	$ 85,517	$1,312,404
Depreciation and amortization	18,149	1,496	19,645
Segment income (loss)	15,031	(834)	14,197
Total segment assets	494,440	111,015	605,455
Capital expenditures	10,074	313	10,387
Fiscal 2005:			
Revenues, external customers	$1,260,585	$ --	$1,260,585
Depreciation and amortization	17,636	--	17,636
Segment income	49,560	--	49,560
Total segment assets	483,073	--	483,073
Capital expenditures	17,008	--	17,008

A reconciliation of total segment revenues to consolidated revenues from continuing operations, total segment depreciation and amortization to consolidated depreciation and amortization, total segment income to consolidated income from continuing operations before income taxes, and total segment assets to consolidated assets as of and for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 is as follows (in thousands of dollars):

	2007	2006	2005
Revenues			
Total segment revenues	$1,324,483	$1,312,404	$1,260,585
Corporate revenues	--	--	--
Consolidated revenues from continuing operations	$1,324,483	$1,312,404	$1,260,585
Depreciation and Amortization			
Total segment	$ 24,357	$ 19,645	$ 17,636
Corporate	--	--	--
Consolidated	$ 24,357	$ 19,645	$ 17,636
Income Before Income Taxes			
Total segment income for reportable segments	$ (46,970)	$ 14,197	$ 49,560
Interest expense	(7,984)	(4,808)	(555)
Investment income	2,040	6,736	3,012
Unallocated corporate income	1,288	1,250	1,279
Consolidated (loss) income from continuing operations before income taxes	$ (51,626)	$ 17,375	$ 53,296
Assets			
Total segment assets	$ 589,186	$ 605,455	
Elimination of intercompany receivables and payables	(42,735)	(30,424)	
Consolidated assets	$ 546,451	$ 575,031	

Revenues from continuing operations and long-lived assets information by geographic area, which is based upon the country in which the legal subsidiary is domiciled, as of and for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 are as follows (in thousands of dollars):

	Revenues From Continuing Operations		
	2007	2006	2005
United States	$ 869,654	$ 848,652	$ 827,413
United Kingdom	322,633	318,173	294,393
Canada	132,120	145,473	138,198
Other foreign	76	106	581
	$1,324,483	$1,312,404	$1,260,585

	Long-Lived Assets	
	2007	2006
United States	$ 130,140	$ 153,403
United Kingdom	24,070	3,639
Canada	3,477	4,166
Other foreign	--	--
	$ 157,687	$ 161,208

13. Income Taxes

The domestic and foreign components of income (loss) from continuing operations before income taxes for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 are as follows (in thousands of dollars):

	2007	2006	2005
Domestic	$(27,277)	$ 8,459	$30,411
Foreign	(24,349)	8,916	22,885
Income (loss) from continuing operations before income taxes	$(51,626)	$17,375	$53,296

Provisions for income taxes related to income (loss) from continuing operations for the years ended April 28, 2007, April 29, 2006 and April 30, 2005 consist of the following (in thousands of dollars):

	2007	2006	2005
Currently payable:			
Federal	$ (5,908)	$ 3,942	$ 7,777
Foreign	883	2,702	4,582
State and other	(451)	(1,477)	1,045
	(5,476)	5,167	13,404
Deferred, net:			
Federal	1,736	(3,714)	908
Foreign	6,064	108	3,476
State and other	(522)	996	625
	7,278	(2,610)	5,009
	$ 1,802	$ 2,557	$18,413

The following table provides a reconciliation of the Company's resulting income tax from the federal statutory income tax (in thousands of dollars):

	2007	2006	2005
Federal statutory income tax	$(18,069)	$ 6,081	$18,661
State and local income taxes	(2,088)	(312)	1,095
Effect of foreign operations	3,420	509	(688)
Effect of domestic subsidiary not consolidated for tax purposes	--	(1,005)	--
Net increase (decrease) in valuation allowance	16,493	(2,261)	--
Repatriation of foreign earnings	1,350	--	--
Adjustment to prior year's accruals	--	--	(1,207)
Research and development credit	(600)	--	--
Stock-based compensation	1,369	--	--
Other	(73)	(455)	552
Resulting income tax	$ 1,802	$ 2,557	$18,413

Items that gave rise to significant portions of the deferred tax accounts at April 28, 2007 and April 29, 2006 are as follows (in thousands of dollars):

	April 28, 2007		April 29, 2006	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowances	$ 3,504	$ 4,878	$ 4,889	$ 6,138
Carryover losses	9,989	--	7,874	--
Employee benefits – current	1,107	887	2,519	979
Employee benefits – non current	2,614	742	2,981	332
Property and equipment	70	5,529	178	8,735
Inventory	1,083	--	697	347
Foreign royalties and interest	3,487	--	--	--
Tax credit carryforwards	3,851	--	--	--
Capital loss carryforwards	332	--	485	--
Intangible property	1,710	--	749	--
Subsidiary investments	--	1,350	--	--
Other	47	412	503	532
	27,794	13,798	20,875	17,063
Valuation allowance	(18,209)	--	(1,716)	--
Net	$ 9,585	$13,798	$ 19,159	$ 17,063
Current	$ 3,249	$ 5,996	$ 8,175	$ 7,978
Non-current	6,336	7,802	10,984	9,085
Net	$ 9,585	$13,798	$ 19,159	$ 17,063

The Company has foreign net operating loss carryforwards of $25,000,000 and other deferred tax assets of $12,000,000 in the UK. The foreign net operating losses in the UK do not expire and can be carried forward indefinitely. The Company has state net operating loss carryforwards of $64,000,000 and these net operating losses expire between 2009 and 2022. Additionally, the Company has capital loss carryforwards of $1,000,000 that will expire in 2010. The Company has recorded full valuation allowances against all of these losses and deferred tax assets since it is more likely than not that the assets will not be realized or will expire prior to utilization.

The Company has foreign tax credit carryforwards of $3,800,000, which expire between 2011 and 2015. During fiscal 2007, the Company recorded a full valuation allowance against the foreign tax credits.

Total income taxes paid in fiscal years 2007, 2006 and 2005 were approximately $3,500,000, $5,900,000 and $14,600,000, respectively.

The Company has accrued $1,350,000 for withholding of foreign taxes on an approximately $27,000,000 of accumulated undistributed earnings of its foreign subsidiaries that are no longer considered by management to be permanently reinvested.

14. Quarterly Financial Summary (unaudited)
(in thousands of dollars except per share data)

Fiscal Year 2007	For the Three Months Ended July 29, 2006	October 28, 2006	January 31, 2007	April 28, 2007
Revenues	$240,406	$330,509	$485,025	$268,543
Gross profit	35,592	51,759	72,455	42,123
(Loss) income before income taxes	(22,399)	(8,173)	6,071	(27,125)
Net (loss) income *	(5,943)	(14,237)	4,229	(37,477)
(Loss) income per share:				
Net (loss) income -- basic	(0.30)	(0.70)	0.21	(1.85)
Net (loss) income -- diluted	(0.30)	(0.70)	0.21	(1.85)

Fiscal Year 2006		For the Three Months Ended July 30, 2005	October 29, 2005	January 31, 2006	April 29, 2006
Revenues		$240,402	$302,246	$485,021	$284,735
Gross profit		40,680	53,965	81,378	49,453
(Loss) income from continuing operations before income taxes **		(5,712)	10,326	21,145	(8,384)
(Loss) income from continuing operations		(3,648)	10,136	13,976	(5,646)
Loss from discontinued operations		--	(362)	--	(888)
Net (loss) income		(3,648)	9,774	13,976	(6,534)
(Loss) income per share:					
Continuing operations	--basic	(0.17)	0.48	0.69	(0.28)
Continuing operations	--diluted	(0.17)	0.48	0.68	(0.28)
Discontinued operations	--basic	--	(0.02)	--	(0.04)
Discontinued operations	--diluted	--	(0.02)	--	(0.04)
Net (loss) income	--basic	(0.17)	0.46	0.69	(0.32)
Net (loss) income	--diluted	(0.17)	0.46	0.68	(0.32)

*During the fourth quarter of fiscal 2007, the Company recorded an increase in income tax expense of $665 related to unpaid interest expense in the UK, which should have been treated as a permanent difference for tax purposes as opposed to its historical treatment as a temporary difference.

**During the fourth quarter of fiscal 2006, the Company recorded a reduction in revenues of $1,071 related to cancelled invoices issued to customers in prior periods. During the fourth quarter of fiscal 2006, the Company also recorded an increase in revenues of $626 related to a reversal of duplicate credit memos issued to a certain customer during a prior period of fiscal 2006 for product returns to Handleman Company.

15. Subsequent Events

Credit Agreements

On April 30, 2007, Handleman Company and certain of its subsidiaries entered into two credit agreements that constitute a $250,000,000 multi-tranche credit facility.

GE Capital Credit Agreement

Handleman Company and certain subsidiaries of Handleman Company, General Electric Corporation, as Administrative Agent, Agent and Lender; and GE Capital Markets, Inc. as Lead Arranger entered into a Credit Agreement dated April 30, 2007 ("GE Capital Credit Agreement"). Pursuant to this new five-year credit agreement, Handleman may borrow up to $110,000,000 in the aggregate for the purpose of refinancing certain indebtedness of Handleman and its subsidiaries and to provide (a) working capital financing for Handleman and its subsidiaries, (b) funds to repay certain existing indebtedness of Handleman and its subsidiaries, (c) funds for general corporate purposes of Handleman and its subsidiaries, and (d) funds for other purposes permitted by the GE Capital Agreement. Pursuant to the GE Capital Credit Agreement, Handleman has granted to General Electric Capital Corporation, as agent, a security interest in and lien upon all of the Company's existing and after-acquired personal and real property.

The material terms of the GE Capital Credit Agreement are as follows:

Amount	$110,000,000
Maturity	5 years
Interest Rate	Libor plus range of 150 to 200 basis points or prime rate plus 0 to 50 basis points based on the performance grid as stated in the GE Capital Credit Agreement
Unused Fee	.50%
Collateral	First priority security interest in all accounts receivable and inventory Second priority interest in all Term Priority Collateral
Covenant	Restrictions on distributions and dividends, acquisitions and investments, indebtedness, prepayments, liens and affiliate transactions, capital structure and business, guaranteed indebtedness and asset sales as stated in the GE Capital Credit Agreement

Silver Point Finance Credit and Guaranty Agreement

Handleman Company and certain Handleman subsidiaries, as Guarantors, certain lenders, Silver Point Finance, LLC ("Silver Point"), as administrative agent for the Lenders, in such capacity as Administrative Agent, as Collateral agent and as co-lead arranger entered into a Credit and Guaranty Agreement dated April 30, 2007. Pursuant to this new five-year agreement, Handleman may borrow up to $140,000,000 comprised of (a) $50,000,000 aggregate principal amount of Tranche A Term Loan ("Term Loan A"), (b) $40,000,000 aggregate principal amount of Tranche B Term Loan ("Term Loan B"), and (c) up to $50,000,000 aggregate principal amount of Revolving Commitments ("Revolving Facility"), the proceeds of which shall be used to (i) repay the existing indebtedness and the existing Intercompany Note, (ii) finance the working capital needs and general corporate purposes of Handleman and its subsidiaries, and (iii) pay fees and expenses associated with the loan transaction and refinancing. Handleman is securing the obligations by granting Silver Point, as the collateral agent, liens against substantially all of its assets, and where Handleman and certain of its subsidiaries guarantee the obligations by granting the liens.

The material terms of the Silver Point Finance Credit and Guaranty Agreement are as follows:

	Revolving Facility	Term Loan A	Term Loan B
Amount	$50,000,000	$50,000,000	$40,000,000
Maturity	5 years	5 years	5 years
Interest Rate	Libor plus 400 basis points or prime rate plus 300 basis points	Libor plus 400 basis points or prime rate plus 300 basis points	Libor plus 600 basis points or prime rate plus 500 basis points
Unused Fee	2.00%	--	--
Collateral	Second priority interest in all accounts receivable and inventory that secures the GE Facility on a first priority basis and second priority interest in the Term Priority Collateral Third priority security interest in all GE Collateral	Second priority interest in all accounts receivable and inventory that secures the GE Facility on a first priority basis and second priority interest in the Term Priority Collateral Third priority security interest in all GE Collateral	First priority interest in all tangible and intangible assets (including, without limitation, all owned real estate), except the GE Collateral Third priority security interest in all GE Collateral
Optional Prepayment Prepayment premium of 2% on or after 24 months but prior to 36 months; 1.0% prepayment premium on or after 36 months but prior to 48 months; 0% prepayment premium on or after 48 months			

Covenants to Credit Agreements

Pursuant to the GE Capital Credit Agreement and the Silver Point Finance Credit and Guaranty Agreement, Handleman must maintain a minimum excess availability, which is subject to increase, in order to borrow under these agreements. Also, if Handleman does not maintain other additional availability levels, as stated in these agreements, then the agreements require that Handleman achieve established EBITDA levels on a trailing twelve month basis prior to permitting borrowings under these agreements.

Termination of a Material Definitive Agreement

On April 30, 2007, Handleman Company and the relevant parties terminated the amended and restated credit agreement with LaSalle Bank Midwest National Association, as administrative agent, KeyBank National Association, as co-syndication agent, Comerica Bank, as a co-syndication agent, U.S. Bank N.A., as a co-syndication agent and National City Bank of the Midwest, as documentation agent dated November 22, 2005. The parties terminated this restated credit agreement as a result of Handleman Company repaying all amounts outstanding under such credit agreement and securing alternative financing as discussed above.

ASDA Music Supply Arrangement

On May 24, 2007, the Company announced that its subsidiary, Handleman UK Limited ("Handleman UK"), and United Kingdom retailer ASDA have decided not to continue their music supply arrangement. Under this arrangement, Handleman UK provided category management and distribution of music CD's and, to a limited extent, DVD's to ASDA stores. The decision not to continue the music supply arrangement was due to the inability of Handleman UK and ASDA to reach terms that were mutually beneficial. Sales to ASDA represented $268.0 million, or 20% of the Company's consolidated revenues during fiscal 2007. It should be noted that Handleman UK and ASDA will continue their business arrangement related to the distribution and servicing of greeting cards, which began in October 2006.

Handleman UK will continue to provide music category management and distribution services to ASDA through August 2007. A plan is currently being developed to ensure an orderly separation process. Management determined that events leading up to and resulting in this separation represented a "triggering event" during the fourth quarter of fiscal 2007. Accordingly, the Company recorded an inventory markdown in the amount of $9,000,000, representing the Company's best estimate of the adjustment necessary to mark inventory down to liquidation value. The amount was recorded in the fourth quarter of fiscal 2007 and is included in "Direct product costs" in the Company's Consolidated Statements of Operations. This estimate is subject to change as the Company continues to develop its plan for inventory liquidation and executes against the plan. Handleman UK will work with the music suppliers and its other customers in the UK, as well as other retailers, to sell off its remaining music inventory. In addition, the Company recorded an impairment charge of $734,000 related to fixed assets, since the carrying value of the asset group associated with the music category management and distribution activities exceeded its fair value. This impairment charge was recorded in the fourth quarter of fiscal 2007 in accordance with SFAS No. 144, and is included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations.

The Company estimates that additional one-time costs related to the termination of its music supply agreement will approximate $4,000,000. In accordance with SFAS No. 146, shut down costs associated with this termination will be recorded in fiscal 2008 as incurred. Additionally, the Company has certain statutory obligations to pay severance upon employee terminations. It is likely that the Company will transition certain employees to other UK activities. In accordance with SFAS No. 5, "Accounting for Contingencies," the payment of severance costs is probable, but is not estimatable at this time, since the Company's transition plan has not been developed. Therefore, no severance costs have been accrued during fiscal 2007.

Key Employee Retention Plan

On May 22, 2007, Handleman Company's Compensation Committee adopted Handleman Company's Key Employee Retention Plan ("KERP") for executive officers and certain other employees. Management identified 53 key employees for the KERP based on (i) a high risk of the employee terminating his/her employment relationship with Handleman; (ii) the employee being critical to Handleman's success; (iii) the employee's job performance rating of "good" or better; (iv) the difficulty for management to replace the knowledge, skills and abilities the employee provides Handleman; and (v) the impact suffered by Handleman as a result of the employee terminating his/her employment relationship with Handleman exceeding the cost of retaining the employee.

Management determined each employee's total KERP potential payout by taking a percentage, ranging from 20% to 75%, of the employee's base salary as of May 22, 2007. The key employees will receive 25% of the total payout if the employee is employed by Handleman up to and on December 15, 2007; and the remaining 75% of the total payout if the employee is employed by Handleman up to and on March 15, 2009. The cost associated with the KERP for full payouts to all key employees would total $3,440,000; this cost will be accrued over the vesting period.

Richmond, Virginia Facility

On May 4, 2007, the Company ceased distribution operations at its Richmond, Virginia automated distribution facility. In accordance with SFAS No. 146, the Company will record associated shut down costs during the first quarter of fiscal 2008. Additionally, the Company recorded related severance costs in the fourth quarter of 2007, the amount of which was immaterial. The Company plans to utilize the Richmond, Virginia fixed assets, including machinery and equipment, in its other U.S. distribution facility.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. As described below under "Management's Report on Internal Control Over Financial Reporting," the Company has reported a material weakness in the internal control over financial reporting as of April 28, 2007. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective due to the material weakness reported below.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

i. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an assessment of the effectiveness of its internal control over financial reporting as of April 28, 2007. The assessment was based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in the Company's internal control over financial reporting as of April 28, 2007:

The Company did not maintain effective controls over accounting for income taxes. Specifically, the Company's processes, procedures, resources and controls were not adequate to ensure the accounting for complex and/or non-routine tax matters, as recorded in the tax provision and related deferred tax asset and liability accounts, were accurate, reported in the proper period, and determined in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to tax expense, tax asset and liability accounts and related financial disclosures of the Company's fiscal 2007 annual and interim consolidated financial statements. Additionally, this control deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has concluded this control deficiency constitutes a material weakness.

Because of the material weakness described above, management has concluded that the Company's internal control over financial reporting was not effective as of April 28, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 28, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in internal control over financial reporting (as defined in Rule 13a-15(f) of the Act), that occurred during the fourth fiscal quarter ended April 28, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10, with the exception of the following, is contained in the Handleman Company definitive Proxy statement for its 2007 Annual Meeting of Shareholders, to be filed on or before August 27, 2007, and such information is incorporated herein by reference. All officers serve at the discretion of the Board of Directors.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name and Age		Office and Year First Elected or Appointed
Stephen Strome	62	(1) Chairman of the Board (2001) and Chief Executive Officer (1991)
Robert E. Kirby	50	(2) President and Chief Operating Officer (2006)
Thomas C. Braum, Jr.	52	(3) Executive Vice President (2006) and Chief Financial Officer (2001)
Mark J. Albrecht	49	(4) Senior Vice President Human Resources and Organizational Development (1999)
Ronnie W. Lund	44	(5) Senior Vice President Product Management & Logistics and Business Development (2005)
Khaled Haram	43	(6) Senior Vice President, Chief Information Officer (2006)
Donald M. Genotti	49	(7) Vice President and Corporate Controller (2001)

1. Stephen Strome was named Chairman of the Board in January 2001. Mr. Strome has served as Chief Executive Officer since May 1991. Prior to his appointment as Chairman, Mr. Strome served as President since March 1990.

2. Robert E. Kirby has served as President and Chief Operating Officer since joining the Company in October 2006. Prior to joining the Company, Mr. Kirby was President of Personal Products for Johnson & Johnson since 2004 and Vice President, Global Supply Chain since 2002.

3. Thomas C. Braum, Jr. was named Executive Vice President in October 2006. Mr. Braum has served as Chief Financial Officer since July 2001. Prior to his appointment as Executive Vice President, Mr. Braum served as Senior Vice President since July 2001 and Vice President since February 1992.

4. Mark J. Albrecht has served as Senior Vice President Human Resources and Organizational Development since joining the Company in May 1999.

5. Ronnie W. Lund was named Senior Vice President Product Management & Logistics and Business Processes in January 2005. Previously, Mr. Lund served as Group Vice President and Senior Vice President Product Management & Logistics since August 2002 and Vice President Merchandise Planning since May 1999.

6. Khaled Haram has served as Senior Vice President, Chief Information Officer since joining the Company in April 2006. Prior to joining the Company, Mr. Haram was Chief Executive Officer of Zalia Cosmetics since 2002 and held various positions with Estee Lauder from 1992 through 2002, most recently as Vice President for Global Information Systems.

7. Donald M. Genotti was named Vice President and Corporate Controller in July 2001. Previously, Mr. Genotti served as Assistant Corporate Controller since March 1997.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics ("Code") applicable to all directors, officers and employees of the Company including the Company's principal executive office, principal financial officer, principal accounting officer or persons performing similar functions. As noted earlier in Part I, Item 1, the Code, as well as any changes to or waivers from the Code, are available on the Company's website, www.handleman.com, and is intended to satisfy the Company's disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waivers from, a provision of the Company's Code.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Eugene A. Miller, Director, is the Company's Audit Committee Financial Expert, as defined under the rules promulgated by the Securities and Exchange Commission in furtherance of Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Miller is independent of Company's management as defined in the New York Stock Exchange listing standards. Other information regarding the Audit Committee is contained in the Handleman Company definitive Proxy Statement for its 2007 Annual Meeting of Shareholders, to be filed on or before August 27, 2007, and such information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

Information required by this item is contained in the Handleman Company definitive Proxy Statement for its 2007 Annual Meeting of Shareholders, to be filed on or before August 27, 2007, and such information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of April 28, 2007 with respect to compensation plans (including individual compensation arrangements) under which equity securities of Handleman Company are authorized for issuance, and are aggregated as follows:

Equity Compensation Plan Information			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in COLUMN A)
	COLUMN A	COLUMN B	COLUMN C
Equity compensation plans approved by security holders	1,263,946 (1)	$15.76	955,999
Equity compensation plans not approved by security holders	Not Applicable	Not Applicable	Not Applicable
Total	1,263,946 (1)	$15.76	955,999

(1) Column A includes rights to 207,720, 134,200 and 192,000 performance shares granted, net of forfeitures to date, in fiscal years 2007, 2006 and 2005, respectively, of Handleman Company common stock, which would be distributed to the participants if certain fixed performance criteria are satisfied by May 2, 2009, May 3, 2008 and April 28, 2007, respectively.

Other information required by this item is contained in the Handleman Company definitive Proxy Statement for its 2007 Annual Meeting of Shareholders, to be filed on or before August 27, 2007, and such information is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is contained the Handleman Company definitive Proxy Statement for its 2007 Annual Meeting of Shareholders, to be filed on or before August 27, 2007, and such information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is contained in the Handleman Company definitive Proxy Statement for its 2007 Annual Meeting of Shareholders, to be filed on or before August 27, 2007, and such information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. The following financial statements and supplementary data are filed as a part of this report under Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – As of April 28, 2007 and April 29, 2006

Consolidated Statements of Operations – For the Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

Consolidated Statements of Shareholders' Equity – For the Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

Consolidated Statements of Cash Flows – For the Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

II. Valuation and Qualifying Accounts and Reserves

All other schedules for Handleman Company have been omitted since the required information is not present, or not present in an amount sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. Exhibits as required by Item 601 of Regulation S-K.

(a) The following documents are filed as part of this Annual Report on the Form 10-K:

Exhibit Number	EXHIBIT	
3(a)	Handleman Company's Restated Articles of Incorporation dated June 30, 1989 (Exhibit A to Form 10-K for the year ended May 1, 1993).	*
3(b)	Handleman Company Bylaws adopted March 7, 1990, as amended through February 22, 2006 (Form 8-K dated February 22, 2006).	*
10(a)	1992 Performance Incentive Plan (Form S-8 dated March 5, 1993, File No. 33-59100).	*
10(b)	1998 Stock Option and Incentive Plan (Form S-8 dated December 21, 1998, File No. 333-69389).	*
10(c)	2001 Employee Stock Purchase Plan (Form S-8 dated November 1, 2001, File No. 333-72622).	*
10(d)	2001 Stock Option and Incentive Plan (Form S-8 dated November 1, 2001, File No. 333-72624).	*
10(e)	Amendment to Handleman Company 2001 Stock Option and Incentive Plan (Exhibit A to Form 10-K for the fiscal year ended May 1, 2004).	*
10(f)	Amendment to Handleman Company 1998 Stock Option and Incentive Plan (Exhibit B to Form 10-K for the fiscal year ended May 1, 2004).	*
10(g)	Amendment to Handleman Company 2001 Stock Option and Incentive Plan (Exhibit 10.1 to Form 10-Q for the quarter ended January 31, 2004).	*
10(h)	Amendment to Handleman Company 1998 and 2001 Stock Options and Incentive Plan (Exhibit 10.3 to Form 10-Q for the quarter ended October 30, 2004).	*
10(i)	2004 Stock Plan (Form S-8 dated November 15, 2004, File No. 333-120485).	*
10(j)	Handleman Company Fiscal Year 2005 Annual Management Incentive Plan (Form 8-K dated June 14, 2005).	*
10(k)	Fiscal Year 2005 Performance Share Awards Plan (Form 8-K dated June 14, 2005).	*
10(l)	Handleman Company's Fiscal Year 2006 Annual Management Incentive Plan (Form 8-K dated June 14, 2005).	*
10(m)	Fiscal Year 2006 Performance Awards Plan (Form 8-K dated June 14, 2005).	*
10(n)	Form of the Handleman Company Annual Management Incentive Plan Participant's Summary (Exhibit 10(n) to Form 10-K for the fiscal year ended April 30, 2005).	*

Exhibit Number	EXHIBIT	
10(o)	Form of Performance Share Grant Agreement (Fiscal 2003) (Exhibit 10(o) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(p)	Form of Performance Share Grant Agreement (Fiscal 2005) (Exhibit (10p) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(q)	Performance Share and Performance Unit Grant Agreement (Fiscal 2006) (Exhibit 10(q) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(r)	Handleman Company Restricted Stock Agreement Long Term Performance Incentive Grant (Exhibit 10(r) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(s)	Form of Handleman Company Key Employee Retention Program Agreement.	**
10(t)	Summary of Directors' Compensation (Exhibit 10(s) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(u)	Summary of Salary Continuation Death Benefits for Officers and Directors (Exhibit 10(t) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(v)	Handleman Company Supplemental Executive Retirement Plan (United States) (Exhibit 10(u) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(w)	First Amendment to the Handleman Company Supplemental Executive Retirement Plan (United States) (Exhibit 10(v) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(x)	Second Amendment to the Handleman Company Supplemental Executive Retirement Plan (United States) (Exhibit 10(w) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(y)	Third Amendment to the Handleman Company Supplemental Executive Retirement Plan (United States) (Exhibit 10(x) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(z)	Fourth Amendment to the Handleman Company Supplemental Executive Retirement Plan (United States) (Exhibit 10(y) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(aa)	Handleman Company Defined Contributions Supplemental Executive Retirement Plan (United States).	**
10(bb)	Advisory Agreement with David Handleman (Exhibit to Form 10-K for the fiscal year ended April 28, 1990).	*
10(cc)	Change of Control Agreement dated March 17, 1997 between Handleman Company and a certain executive officer (Exhibit A to Form 10-K for the fiscal year ended May 3, 1997).	*

Exhibit Number	EXHIBIT	
10(dd)	Change of Control Agreement dated August 8, 2004 between Handleman Company and a certain executive officer (Exhibit D to Form 10-K for the fiscal year ended May 1, 2004).	*
10(ee)	Form of Change of Control/Severance Agreement, generally for grade 14 and higher (Exhibit 10(dd) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(ff)	Form of Change of Control/Severance Agreement for Certain Executive Officers, generally for grade 13.	**
10(gg)	Amended and Restated Credit Agreement, dated as of November 22, 2005, among Handleman Company, the Banks named therein and LaSalle Bank Midwest National Association (as Agent) (Exhibit 10.1 to Form 8-K dated November 23, 2005).	*
10(hh)	Second Amendment to Amended and Restated Credit Agreement, dated as of October 21, 2006, among Handleman Company, the Banks named therein and LaSalle Bank Midwest National Association (Exhibit 10.1 to Form 8-K dated November 2, 2006).	*
10(ii)	Third Amendment to Amended and Restated Credit Agreement, dated as of February 26, 2007, among Handleman Company, the Banks named therein and LaSalle Bank Midwest National Association (Exhibit 10.1 to Form 8-K dated March 1, 2007).	*
10(jj)	Uncommitted Facility letter between Handleman UK Limited and certain bank dated November 24, 2003 (Exhibit 10(jj) to Form 10-K for the fiscal year ended April 30, 2005).	*
10(kk)	Change of Control Agreement dated September 6, 2005 between Handleman Company and a certain executive officer (Exhibit 10.1 to Form 10-Q for the quarter ended July 30, 2005).	*
10(ll)	Securities Purchase Agreement among Handleman Company and the Shareholders, Optionholders and Warrantholders of Crave Entertainment Group, Inc. dated October 18, 2005 (Exhibit 10.1 to Form 10-Q for the quarter ended October 29, 2005).	*
10(mm)	Amendment to Securities Purchase Agreement dated November 22, 2005 (Exhibit 10.2 to Form 10-Q for the quarter ended October 29, 2005).	*
10(nn)	$140,000,000 Senior Secured Credit and Guaranty Agreement dated April 30, 2007 among Handleman Company and certain of its subsidiaries as Guarantors, Handleman Entertainment Resources L.L.C. and certain other domestic subsidiaries of Handleman Company as Borrowers, various lenders, Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Co-Lead Arranger and General Electric Capital Corporation as Co-Lead Arranger (Exhibit 10.1 to Form 8-K dated May 1, 2007).	*
10(oo)	Credit Agreement dated April 30, 2007 among Handleman Company, as Parent Guarantor, and General Electric Capital Corporation, as Administrative Agent, Agent and Lender, and GE Capital Markets, Inc., as Lead Arranger (Exhibit 10.2 to Form 8-K dated May 1, 2007).	*

Exhibit Number	EXHIBIT	
14	Handleman Company Code of Business Conduct and Ethics.	**
21	Subsidiaries of the Registrant.	**
23	Consent of Independent Registered Public Accounting Firm.	**
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	**
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	**

* Indicates documents are incorporated herein by reference.
**Indicates documents are filed as part of this Annual Report on Form 10-K.

The following document is furnished as part of this Annual Report on Form 10-K:

Exhibit Number	EXHIBIT
32	Certifications Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished to the Securities Exchange Commission.

Note: Exhibits attached to this report will be furnished to requesting security holders upon payment of a reasonable fee to reimburse the Registrant for expenses incurred by Registrant in furnishing such Exhibits.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
YEARS ENDED APRIL 30, 2005, APRIL 29, 2006 AND APRIL 28, 2007
(in thousands of dollars)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
		Additions:			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Sales Returns	Deductions: Adjustments of, or Charge to, Reserve	Balance at End of Period
Year ended April 30, 2005:					
Accounts receivable, allowance for gross profit impact of estimated future returns	$ 8,508	$(207,495)	$ 257,249	$ 49,906	$ 8,356
Accounts receivable, allowance for doubtful accounts	$ 2,098	$ 2,010	$ 0	$ 1,655	$ 2,453
Inventory reserve	$ 4,636	$ 1,859	$ 0	$ 2,492	$ 4,003
Income tax valuation allowance	$ 2,953	$ 0	$ 0	$ 0	$ 2,953
Year ended April 29, 2006:					
Accounts receivable, allowance for gross profit impact of estimated future returns	$ 8,356	$(249,601)	$ 302,917	$ 52,102	$ 9,570
Accounts receivable, allowance for doubtful accounts	$ 2,453	$ 3,415	$ 0	$ 1,780	$ 4,088
Inventory reserve	$ 4,003	$ 6,649	$ 0	$ 4,265	$ 6,387
Income tax valuation allowance	$ 2,953	$ 1,231	$ 0	$ 2,468	$ 1,716
Year ended April 28, 2007:					
Accounts receivable, allowance for gross profit impact of estimated future returns	$ 9,570	$(262,188)	$ 310,745	$ 49,408	$ 8,719
Accounts receivable, allowance for doubtful accounts	$ 4,088	$ 4,438	$ 0	$ 4,448	$ 4,078
Inventory reserve	$ 6,387	$ 18,798	$ 0	$ 8,425	$ 16,760
Income tax valuation allowance	$ 1,716	$ 16,646	$ 0	$ 153	$ 18,209

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has dully caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANDLEMAN COMPANY

DATE: June 29, 2007

BY: 
Stephen Strome, Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, and in the capacities and on the dates indicated.



Thomas C. Braum, Jr., Executive Vice President and Chief Financial Officer (Principal Financial Officer)

June 29, 2007
DATE



Donald M. Genotti
Vice President, Corporate Controller (Principal Accounting Officer)

June 29, 2007
DATE



Elizabeth Chappell, Director

June 29, 2007
DATE



Eugene A. Miller, Director

June 29, 2007
DATE



P. Daniel Miller, Director

June 29, 2007
DATE



James B. Nicholson, Director

June 29, 2007
DATE



Irvin D. Reid, Director

June 29, 2007
DATE



Lloyd E. Reuss, Director

June 29, 2007
DATE



Ralph J. Szygenda, Director

June 29, 2007
DATE



Thomas S. Wilson, Director

June 29, 2007
DATE

Directors

Elizabeth A. Chappell [1, 2]
President and Chief Executive Officer
Detroit Economic Club

Eugene A. Miller [1, 3]
Retired Chairman of the Board
Comerica Incorporated and Comerica Bank

P. Daniel Miller [3]
Executive Vice President and President Furniture
Kimball International

James B. Nicholson [2, 3]
President and Chief Executive Officer
PVS Chemicals, Inc.

Dr. Irvin D. Reid [1, 3]
President
Wayne State University

Lloyd E. Reuss [2, 3]
Retired President
General Motors Corporation

Stephen Strome
Chairman of the Board and Chief Executive Officer
Handleman Company

Ralph J. Szygenda [1]
Group Vice President, Information Systems & Services
and Chief Information Officer
General Motors Corporation

Thomas S. Wilson [2]
President and Chief Executive Officer
Palace Sports and Entertainment, Inc.

1. Audit Committee
2. Compensation Committee
3. Corporate Governance and Nominating Committee

Form 10-K
A copy of the Form 10-K filed with the Securities and Exchange Commission for the year ended April 28, 2007 is available free of charge on our website, www.handleman.com. Written requests for the Form 10-K may be directed to Handleman Company, Investor Relations Department, 500 Kirts Boulevard, Troy, Michigan 48084.

CEO and CFO Certifications
The certifications by the Chief Executive Officer and the Chief Financial Officer of Handleman Company, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Handleman Company's 2007 Annual Report on Form 10-K. The annual CEO Certification of Handleman Company, pursuant to NYSE Corporate Governance Standards Section 303A.12(a), certified that the CEO was not aware of any violation by Handleman Company of the NYSE's Corporate Governance listing standards and was submitted to the NYSE on October 5, 2006.

Annual Meeting
The Annual Meeting of Shareholders will be held on September 5, 2007 at 2:00 p.m., Eastern Time, at the Somerset Inn, 2601 West Big Beaver Road, Troy, Michigan 48084.

Stock Transfer Agent and Registrar
BNY Mellon Shareholder Services
450 Washington Blvd. – 27th Floor
Jersey City, NJ 07310-1900

To communicate with BNY Mellon Shareholder Services about your common stock holdings by telephone, you may do so by calling:

U.S. Shareholders	(800) 851 – 1713	TDD for U.S. Hearing Impaired Shareholders	(800) 231 – 5469
Foreign Shareholders	(201) 680 – 6578	TDD for Foreign Hearing Impaired Shareholders	(201) 680 – 6610

To communicate with BNY Mellon Shareholder Services by e-mail, you can do so by contacting them at shrrelations@melloninvestor.com.

Shareholders can review their certificate history or make address changes on the BNY Mellon Shareholder Services website, www.melloninvestor.com/ISD.

NYSE: HDL www.handleman.com



Handleman Company

Handleman Company
500 Kirts Boulevard
Troy, Michigan 48084

Notice of 2007
Annual Meeting of Shareholders
and Proxy Statement



Handleman Company

Stephen Strome
Chairman and Chief Executive Officer
Handleman Company
500 Kirts Boulevard
Troy, MI 48084

August 3, 2007

Dear Shareholders:

It is my pleasure to invite you to Handleman Company's 2007 Annual Meeting of Shareholders. We will hold the meeting on Wednesday, September 5, 2007, at 2:00 p.m., Eastern Daylight Time, at the Somerset Inn, 2601 West Big Beaver, Troy, Michigan 48084. During the Annual Meeting we will discuss each item of business described in the enclosed Notice of Annual Meeting and Proxy Statement and give a report on Handleman Company's business operations. There will also be time devoted to respond to shareholder questions.

We hope you will be able to attend the Annual Meeting. Please vote your shares regardless of whether you plan to attend in person. We are pleased to offer multiple options for voting your shares. As detailed in the "Questions and Answers" section of the Proxy Statement (Appendix A) you can vote using any of the following methods: sign and date the proxy card or voting instruction card and return it in the prepaid envelope; vote by telephone or the Internet; or vote in person at the meeting.

Thank you for your continued support of Handleman Company.

Sincerely,

Stephen Strome
Chairman and Chief Executive Officer

TABLE OF CONTENTS

HANDLEMAN COMPANY
NOTICE OF THE 2007
ANNUAL MEETING OF SHAREHOLDERS
To Be Held September 5, 2007

The Annual Meeting of Shareholders of Handleman Company (the "Company") will be held on Wednesday, September 5, 2007 at 2:00 p.m. Eastern Daylight Time, at the Somerset Inn, 2601 West Big Beaver Road, Troy, Michigan 48084. The proposals to be voted on at the Annual Meeting are as follows:

1. The election of five Directors. Nominees are:

   Elizabeth A. Chappell
   Robert E. Kirby
   Adam D. Sexton
   Ralph J. Szygenda
   Thomas S. Wilson

2. To ratify the Handleman Company Board of Director's Audit Committee appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 3, 2008, and

3. To transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

The Board of Directors recommends a vote "FOR" its nominees for Directors and "FOR" the ratification of the Audit Committee's appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 3, 2008. The Board or proxy holders will use their discretion on other matters that may arise at the Annual Meeting.

The record date for determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment thereof, was July 9, 2007.

If you have any questions about the Annual Meeting, please contact:

Corporate Secretary
Handleman Company
500 Kirts Boulevard
Troy, MI 48084
248-362-4400

By Order of the Handleman Company Board of Directors

HANDLEMAN COMPANY

500 Kirts Boulevard
Troy, Michigan 48084

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

To Be Held September 5, 2007

GENERAL INFORMATION

The approximate mailing date for this Proxy Statement and the proxy is August 3, 2007. A copy of the Annual Report of the Company for the fiscal year ended April 28, 2007 accompanies this Notice.

It is important that your shares be represented at the meeting. We encourage you to read the Proxy Statement and vote your shares as soon as possible. The proxy is solicited by the Board of Directors of the Company. The shares represented by valid proxies in the enclosed form will be voted if received in time for the Annual Meeting. Expenses incurred in connection with the solicitation of proxies will be paid by the Company and may include requests by mail and personal contact by its directors, officers and employees. In addition, the Company has retained BNY Mellon Shareholder Services LLC, 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310 to aid in the solicitation of proxies from brokers, banks, other nominees and institutional holders at a fee not to exceed $5,000 plus out-of-pocket expenses. The Company will reimburse brokers or other nominees for their expenses in forwarding proxy materials to shareholders. Any person giving a proxy has the power to revoke it at any time before it is voted.

For additional information regarding voting your shares, see "Questions and Answers," which is attached as Appendix A.

VOTING SECURITIES

Only shareholders of record of $.01 par value common stock (the "Common Stock") at the close of business on July 9, 2007 are entitled to notice of, and to vote at, the meeting or at any adjournment or adjournments thereof, each share having one vote. As of July 9, 2007, the date of record, the Company had issued and outstanding 20,449,040 shares of Common Stock.

I. ELECTION OF DIRECTORS

The Board of Directors is divided into three classes. At each Annual Meeting, the term of one class expires. Directors in each class serve for three-year terms, or until the Director's retirement. Five Nominees for Director are to be elected by shareholders at the Annual Meeting. The class of Directors whose terms expire in 2009 includes three Directors. Two nominees for Director, Robert E. Kirby and Adam D. Sexton, are nominated for election for two-year terms, to be added to the class expiring in 2009. Three nominees for Director: Elizabeth A. Chappell, Ralph J. Szygenda, and Thomas S. Wilson are to be elected for three-year terms expiring in 2010.

Following each Director's name is (1) the year he or she was first elected a Director, if he or she is an incumbent, (2) his or her age as of the date of the Annual Meeting, and (3) an account of the Director's business experience.

Nominees for Terms to Expire at the 2009 Annual Meeting:

Robert E. Kirby Age 50

Mr. Kirby has served as President and Chief Operating Officer of the Company since October 2006. From May 2004 through October 2006, Mr. Kirby served as President, Personal Products Company – Consumer Products Companies of Johnson & Johnson. From April 2002 through May 2004, Mr. Kirby served as Vice President, Global Supply Chain – Consumer & Personal Care Group of Johnson & Johnson. From May 1999 to April 2002, Mr. Kirby served as Vice President, North America Operations – Consumer Products Companies. Prior to joining Johnson & Johnson Mr. Kirby was employed by Fort James Corporation and Kimberly-Clark Corporation where he held several positions of increasing responsibility. His last position with Fort James Corporation was Vice President and Chief Technical Officer/Research and Development. Mr. Kirby's last position at Kimberly-Clark was Vice President/Research and Development, Household Products. Mr. Kirby holds a BS degree in Chemical Engineering from the University of New Hampshire.

Adam D. Sexton Age 43

Mr. Sexton has over 15 years of experience in marketing and management in the music and technology industries. Mr. Sexton currently serves as Chief Marketing Officer of Groove Mobile, Inc., a world leader in over-the-air download music stores. Mr. Sexton joined Grove Mobile in 2004. Mr. Sexton held the position of Vice President, Marketing for the Entertainment Technology Group of Macrovision from 2000 to 2004. Macrovision develops and markets copy protection, digital rights management and electronic license management technologies for the enterprise software, consumer software, and home video and music markets. Prior to joining Macrovision Mr. Sexton was employed by Supertracks, Arista Records, EMI Records and BMG International where he held positions of varying responsibility. Mr. Sexton holds a BA degree in Government from Harvard College and an MBA in Marketing/Management from Columbia Business School.

Nominees for Terms to Expire at the 2010 Annual Meeting:

Elizabeth A. Chappell

Director since 1999
Age 49

Ms. Chappell has served as President and Chief Executive Officer of the Detroit Economic Club since April 2002. From January 2001 until April 2002, Ms. Chappell served as a business consultant in private practice. Ms. Chappell served as Executive Vice President - Corporate Communications and Investor Relations of Compuware Corporation from January 2000 to January 2001. Ms. Chappell was formerly President and Chief Executive Officer of The Chappell Group Inc., a consulting firm she founded in 1995 that specialized in strategic planning, organizational development, sales and marketing strategies and the design of customer centered processes. Prior to forming The Chappell Group, Ms. Chappell was employed by AT&T where she held several positions of varying responsibility. Her last position with AT&T was Global Service Vice President. Ms. Chappell holds a BA degree in Marketing from Michigan State University. Ms. Chappell also attended the Executive Management Program at the University of California, Berkeley. Ms. Chappell is also a director of American Axle and Manufacturing.

Ralph J. Szygenda

Director since 2003
Age 59

Mr. Szygenda has served as Group Vice President and Chief Information Officer of General Motors Corporation since January 2000. Mr. Szygenda joined General Motors Corporation in June 1996 as Vice President and Chief Information Officer. Mr. Szygenda is a member of GM's Automotive Strategy Board and is responsible for the Information Systems & Services organization. Accountable for the management of all information technology efforts within General Motors, he is directly responsible for developing and implementing GM's global digital business strategy. Before joining GM, Mr. Szygenda was vice president and chief information officer at Bell Atlantic Corporation, in Arlington, Virginia, a position he held since June 1993. His main initiatives involved reengineering Bell Atlantic's business processes and delivering information systems to meet the new electronic generation. Mr. Szygenda has been recognized for his business and technology leadership through awards that include *Industry Week's* 2001 Technology Leader of the Year, *Information Week's* 2002 Chief Information Officer of the Year and *CIO Magazine's* 20/20 Vision Award recognizing his contributions in driving the information age. In 2003, he was inducted in the *CRN* Computer Industry Hall of Fame; in 2005, he received the *Computerworld* Honors Program Leadership Award; in 2006, he received the *Automotive News* Industry All Star Award and, in 2007, he was inducted into the *CIO* Hall of Fame. Mr. Szygenda holds a BS degree in computer science from the University of Missouri-Rolla in 1970 and a master's degree in electrical engineering from the University of Texas in 1975. Mr. Szygenda also received an honorary professional degree and honorary doctorate degree in engineering from the University of Missouri-Rolla.

Thomas S. Wilson

Director since 2004
Age 57

Mr. Wilson has served as President and Chief Executive Officer of Palace Sports and Entertainment, Inc., ("PS&E") since 1993, overseeing the operations of the Detroit Pistons, Detroit Shock and Tampa Bay Lightning, and entertainment venues such as The Palace, DTE Energy Music Theatre and Meadow Brook Music Festival in Michigan and the St. Pete Times Forum in Florida. The Palace was designed largely around Mr. Wilson's input and he was responsible for developing the operational philosophies of the arena. Mr. Wilson's direction was instrumental in the renovation of DTE Energy Music Theatre ("DTE Theater"), and he remains actively involved in the operational phase and the ongoing improvement of the facility. The DTE Theatre has been named the nation's busiest, top-grossing or highest attended outdoor venue by *Amusement Business* in each of its 12 seasons under Mr. Wilson's guidance. In 1994, PS&E assumed management of Meadow Brook Music Festival on the grounds of Oakland University in Rochester, Michigan. It also purchased the Tampa Bay Lightning and the leasehold rights to its home arena, the St. Pete Times Forum in Tampa, Florida in 1999. During Mr. Wilson's tenure, the Pistons have become recognized as one of the best marketed teams and most highly valued teams in the NBA. Mr. Wilson holds a BA degree in Business Administration from Wayne State University.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ITS NOMINEES

CONTINUING DIRECTORS

Directors Whose Terms Expire at the 2008 Annual Meeting:

Eugene A. Miller

Director since 2002
Age 69

Mr. Miller served as Chairman of the Board of Comerica Incorporated and Comerica Bank from January 2002 through his retirement in October 2002. From June 1999 through December 2001, Mr. Miller served as Chairman, President and Chief Executive Officer of Comerica Incorporated and Comerica Bank. From June 1993 until June 1999, Mr. Miller served as Chairman and Chief Executive Officer of Comerica Incorporated and Comerica Bank. Mr. Miller's banking career began in 1955 with The Detroit Bank, forerunner of Comerica Bank. He rose to chairman, president and chief executive officer of Comerica Incorporated and Comerica Bank prior to the merger of Comerica Incorporated and Manufacturers National Corporation. Mr. Miller earned a bachelor of business administration degree with honors from the Detroit Institute of Technology. Mr. Miller is also a director of DTE Energy, Inc., TriMas Corporation and Amerisure Companies.

P. Daniel Miller

Director since 2005
Age 59

Mr. P. Daniel Miller has served as Executive Vice President of Kimball International and as President of Kimball International Furniture since August 2000. Mr. Miller's prior experience includes executive management positions, sales and marketing, manufacturing operations and multi-billion dollar branded sales and distribution strategies, both domestically and internationally, at International Knife and Saw, Overhead Door Corporation and Whirlpool Corporation. During Mr. Miller's tenure with Whirlpool Corporation, he served as President and CEO of the Latin American Appliance Group in Brazil, as well as holding senior marketing assignments worldwide. Mr. Miller is a graduate of the University of Evansville with a degree in Business Administration; he completed the Harvard University Advanced Management Program in 1991.

Irvin D. Reid

Director since 2002
Age 66

Dr. Reid has served as President of Wayne State University ("WSU") since November 1997. WSU is a national research university with urban teaching and service missions in metropolitan Detroit. WSU is among the nation's 21 largest universities and one of only 50 public research institutions nationwide that have achieved Carnegie I designation. WSU has the largest graduate/professional enrollment in Michigan and is among the top five in the country. WSU has the largest single-campus medical school in the nation. Previous to assuming the presidency of Wayne State University, Dr. Reid served for more than eight years as president of Montclair State University, the second largest higher education institution in the State of New Jersey. Over a 10-year period, he also served in a number of capacities at the University of Tennessee in Chattanooga including Dean of the School of Business Administration and John Stagmaier Professor of Economics and Business Administration; head of the Department of Marketing and Business Law; and Alan Lorberbaum Professor of Marketing. He has also served as associate professor at Howard University, senior specialist for the National Aeronautics and Space Administration (NASA), consultant to the U.S. Consumer Product Safety Commission, assistant professor at Drexel University, and lecturer at Philadelphia College of Art and St. Joseph's University, Philadelphia, PA. Dr. Reid holds graduate degrees in business and applied economics from the Wharton School of the University of Pennsylvania (M.A., Ph.D.). Dr. Reid also holds undergraduate and graduate degrees in psychology from Howard University (B.S., M.S.), as well as a certificate in higher education administration from the Institute for Educational Management at Harvard University. Dr. Reid is also a director of Mack-Cali Real Estate Investment Trust.

Directors Whose Terms Expire at the 2009 Annual Meeting:

James B. Nicholson

Director since 1991
Age 64

Mr. Nicholson has served as President, Chief Executive Officer and Director of PVS Chemicals, Inc. since 1979. PVS manufactures, markets and distributes chemicals for water treatment and industrial use. Operations include six manufacturing facilities and a highly diversified product distribution network. In addition to an extensive customer base in the United States, PVS has established itself in markets throughout the world, most notably in Belgium, Canada, Germany and Thailand. A 1965 graduate of Stanford University, Mr. Nicholson holds an undergraduate degree in Economics. He earned an MBA degree from the University of Chicago in 1967 and an MS degree in Economics from the London (England) School of Economics in 1968. Mr. Nicholson worked at the London, England branch of the First National Bank of Chicago from 1967 to 1970. From 1970 to 1972, he was manager of a Dublin, Ireland office of the same bank. In 1972, Mr. Nicholson joined PVS as a Vice President and assumed the additional duties of Treasurer in 1977. He became President of PVS in 1979 and has served as Chief Executive Officer since that date. Mr. Nicholson is a director of LaSalle Bank and the non-executive Chairman of the Board of LaSalle Bank Midwest N.A. Mr. Nicholson is also Chairman of the Board of Amerisure Companies.

Lloyd E. Reuss

Director since 1993
Age 70

Mr. Reuss served as General Motors Corporation's Executive Vice President of New Vehicles and Systems from April 1992 until January 1993. Mr. Reuss served as President of General Motors Corporation from August 1990 until April 1992. Mr. Reuss retired from GM in January 1993 after 36 years of service. In January 1993 he became a member of the GM Corporate Advisory Council. In May 1993, he was named the Executive Dean of the Center for Advanced Technologies at Focus: HOPE in Detroit, Michigan where he serves without compensation. In his capacity as Executive Dean, Mr. Reuss also serves as the Chairman of the Coalition for New Manufacturing Education and on the steering committee for the Focus: HOPE Capital Campaign. Mr. Reuss received a BSME degree from the University of Missouri in 1957. He is also a graduate of the Senior Executive Course at the Massachusetts Institute of Technology. In April 1992, Mr. Reuss received the Engineering Society of Detroit Foundation's prestigious Leadership Award and was honored for his significant contributions to the engineering profession and his outstanding leadership in the fields of science and engineering. In February 1995, Mr. Reuss received the Society of Automotive Engineer's Medal of Honor for his leadership in technical and educational activities. Mr. Reuss is also a director of International Speedway Corporation and U.S. Sugar Corporation.

Stephen Strome

Director since 1989
Age 62

Stephen Strome, Chairman and Chief Executive Officer of Handleman Company, assumed the role of Chairman of the Board in January 2001 and has served as a member of the Board of Directors since 1989. In 1990 Mr. Strome was elected President and in 1991 was named Chief Executive Officer. Prior to Mr. Strome's election as President, he served as Executive Vice President of the Company and President of the Video and Home Computer Software Division. Before joining Handleman Company in 1978, Mr. Strome was employed with Fruehauf Corporation from 1974 to 1978 and with Kmart Corporation from 1968 to 1974. Mr. Strome holds a BA degree from Hillsdale College and an MBA from Wayne State University. Mr. Strome serves as a member of the Executive Advisory Council of Wayne State University's School of Business Administration. He also serves as Chairman of the Board of Trustees of Detroit Public Television and as a member on the Executive Board of the National Conference for Community and Justice. Mr. Strome previously served as a director of AmerUs Group.

BOARD INFORMATION

Board Meetings:

During the fiscal year ended April 28, 2007, Handleman Company's Board of Directors (the "Board") held a total of eight meetings. During fiscal 2007, each Director of the Company attended at least 75% of the aggregate number of meetings of the Board and of all committees of the Board on which such Director served. The Annual Meeting of Shareholders is held in conjunction with a regularly scheduled Board meeting, and Directors are expected to attend. Seven of the nine Directors attended the September 6, 2006 Annual Meeting.

Handleman Company's independent Directors met without the Chief Executive Officer seven times during the fiscal year ended April 28, 2007.

Director Independence:

New York Stock Exchange (the "Exchange") independence standards for companies listed on the Exchange, including the Company, require a majority of the Board to be independent and every member of each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee to be independent from the Company. A director is considered independent only if the Board "affirmatively determines that the director has no material relationship with the listed company (directly or as a partner, shareholder or officer of an organization that has a relationship with the company)," in accordance with the listing standards of the Exchange. In connection with this standard, the Board has affirmatively determined that all of the Directors and nominees (other than Messrs. Strome and Kirby) are independent of the Company and its management under the standards set forth by the Exchange.

Board Committees:

Audit Committee: The Audit Committee is appointed by the Board of Directors of the Company to provide assistance to the Board of Directors in fulfilling its oversight responsibility relating to the Company's financial statements and financial reporting processes; the systems of internal accounting and financial controls; the internal audit function; the annual independent audit of the Company's financial statements; any financially-related legal compliance or ethics programs as established by the Board; and any other areas specified by the Board of potential significant financial risk to the Company.

All members of the Audit Committee are financially literate, as the Company's Board has interpreted such qualification in its business judgment. The Board of Directors has determined that Eugene A. Miller satisfies the standard for "audit committee financial expert" in compliance with the Sarbanes-Oxley Act of 2002 and has accounting or related financial management expertise as required by the New York Stock Exchange.

The functions of the Audit Committee are listed in the Audit Committee Charter, which is attached as Appendix C to this Proxy Statement. The Audit Committee Charter is also available on the Company's website, www.handleman.com, under Investor Relations/Corporate Governance.

The Audit Committee held seven meetings during the fiscal year ended April 28, 2007. *Members: Mr. Eugene A. Miller, Chairman, Ms. Elizabeth A. Chappell, Dr. Irvin D. Reid and Mr. Ralph J. Szygenda.*

Corporate Governance and Nominating Committee: The Corporate Governance and Nominating Committee considers the performance of incumbent Directors and makes recommendations to the Board for nominees for election as Directors. The Corporate Governance and Nominating Committee also considers nominees for Directors recommended by shareholders. Recommendations for the 2008 Annual Meeting of Shareholders should be submitted to the attention of the Chairman of the Corporate Governance and Nominating Committee at the Company's executive offices no later than April 4, 2008. The Board of Directors has adopted corporate governance guidelines recommended by the Committee. The Committee annually reviews and monitors the guidelines.

The guidelines establish corporate governance standards, outline the respective responsibilities of management and the Board and provide a process for evaluating the performance of the Board. A copy of the guidelines is attached as Appendix B to this Proxy Statement. The Board believes that it is important that the Company's shareholders and others are able to review its corporate governance practices. Accordingly, the Company publishes its Corporate Governance Guidelines and Code of Business Conduct and Ethics on the Company's website, www.handleman.com, under Investor Relations/Corporate Governance.

The functions of the Corporate Governance and Nominating Committee are listed in the Corporate Governance and Nominating Committee Charter, which is attached as Appendix D to this Proxy Statement.

The Corporate Governance and Nominating Committee Charter is also available on the Company's website, www.handleman.com, under Investor Relations/Corporate Governance.

The Corporate Governance and Nominating Committee held three meetings during the fiscal year ended April 28, 2007. *Members: Mr. Lloyd E. Reuss, Chairman, Mr. Eugene A. Miller, Mr. P. Daniel Miller, Mr. James B. Nicholson, and Dr. Irvin D. Reid.*

Corporate Governance and Nominating Committee Process for Identifying and Evaluating Nominees:

The Directors and the Corporate Governance and Nominating Committee (the "Committee") are responsible for recommending candidates for membership on the Board. In assessing potential new Directors, the Committee considers individuals from various disciplines and diverse professional backgrounds. The selection of qualified directors is complex and crucial to Handleman's long-term success. The Committee considers Board candidates based upon various criteria, such as their broad-based business skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, and personal integrity and judgment. In addition, Directors must have time available to devote to Board activities and to enhance their knowledge of Handleman Company and the industries in which Handleman operates. To assist in the identification and evaluation of qualified director candidates the Company has, on occasion, engaged the services of a search firm.

Compensation Committee: The duties of the Compensation Committee are: recommending to the Board of Directors the remuneration arrangements for senior management; recommending to the Board of Directors compensation plans in which officers are eligible to participate; recommending to the Board of Directors director compensation programs; and granting stock options, performance shares, performance units and restricted stock awards under the Company's Stock Plans. The functions of the Compensation Committee are listed in the Compensation Committee Charter. The Compensation Committee Charter is available on the Company's website, www.handleman.com, under Investor Relations/Corporate Governance.

The Compensation Committee held five meetings during the fiscal year ended April 28, 2007. *Members: Mr. James B. Nicholson, Chairman, Ms. Elizabeth A. Chappell, Mr. Lloyd E. Reuss and Mr. Thomas S. Wilson.*

Corporate Governance Documents:

The Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee Charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics are available in print to any shareholder or interested party who requests them by contacting the Corporate Secretary, Handleman Company, 500 Kirts Blvd., Troy, MI 48084.

Presiding Director:

The Board designates annually an independent, non-employee Director to serve as Presiding Director. Duties and responsibilities of the Presiding Director include:

- presiding over executive sessions of the independent Board members;
- advising the Chief Executive Officer of appropriate feedback from executive sessions, including any actions to be taken as well as any issues or concerns raised by the independent Directors;
- advising on the agenda for the Board meetings;
- meeting with senior officers, if deemed appropriate, to discuss the business and issues facing the Company;
- working with the Chairman of the Corporate Governance and Nominating Committee in the selection of the Committee Chairs; and
- meeting with shareholders, if appropriate, to discuss their concerns.

The Chairs of the Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee rotate annually in the position of Presiding Director. Effective April 29, 2007, the Presiding Director is *Mr. James B. Nicholson.*

Communications with the Board:

Shareholders may communicate with the Presiding Director or with the non-employee Directors as a group by sending a letter by regular or express mail addressed to the Corporate Secretary, Handleman Company, 500 Kirts Blvd., Troy, MI 48084, Attention: Presiding Director or Non-Employee Directors. All such non-frivolous correspondence sent to that address will be delivered to those Directors on a quarterly basis, unless management determines by individual case that it should be sent more promptly. All correspondence to Directors will be acknowledged by the Corporate Secretary and may also be forwarded within Handleman Company to the subject matter expert for attention and/or investigation if appropriate.

The process of communicating with the Presiding Director or with the non-employee Directors as a group, as outlined above, is not limited to shareholders and may be utilized by interested parties who wish to communicate with the Presiding Director or with the non-employee Directors as a group.

Director Education:

One of Handleman Company's core values is "Continuous Learning and Improvement." The Company encourages and supports this value throughout all levels of the organization. The Board members also believe continuous learning is important to ensure the ongoing effectiveness of the Board. Accordingly, the Board has established guidelines for ongoing continuing education for Directors. See guideline 36 of Handleman Company's Corporate Governance Guidelines attached as Appendix B.

Director In-House Education:

On October 23, 2006, a Director in-house education course was presented at the Handleman Company's corporate office by the National Association of Corporate Directors ("NACD"). The four hour session on "Board Leadership" covered:

- Duties and Responsibilities of All Board Members
- Sarbanes-Oxley
- The Current Environment of Directorship
- The Responsibilities of Directorship
- Board Structure and Leadership
- Relationship of Board to Management
- Creating and Sustaining Board Value
- Conducting Productive Board Meetings

Seven of the nine Directors attended the October 23, 2006 Director in-house education course.

Director October 2007 In-House Education:

The Company has scheduled a Director in-house education course to be presented at the Handleman Company's corporate office by NACD in October 2007, during which an Institutional Shareholder Services accredited education session will be conducted. It is expected that all Directors will attend.

Certain Relationships and Related Transactions:

There are no matters relating to certain relationships and related transactions that Handleman Company is required to disclose under applicable rules and regulations.

Section 16(a) Beneficial Ownership Reporting Compliance:

Federal securities law requires that Directors and Executive Officers of the Company must report to the Securities and Exchange Commission and the Company, within certain periods, the number of shares of the Corporation's equity securities they own and any changes in such ownership. Based upon information furnished by the Directors and Executive Officers, all required Section 16(a) filings for fiscal year 2007 have been made in a timely manner, except that one Form 4, covering one transaction, was filed late by Donald M. Genotti, an Executive Officer of the Company.

Compensation Committee Interlocks and Insider Participation:

No member of the Compensation Committee is a current or former officer or employee of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Handleman Company is a category manager and distributor of prerecorded music and console video game hardware, software, and accessories to leading retailers in the United States, United Kingdom and Canada. As a category manager, the Company manages a broad assortment of titles to optimize sales and inventory productivity in retail stores. In conducting its business activities, the Company encounters aggressive competition. In recent years, because of changes in the music industry, the Company dedicated considerable human resources to exploring new market opportunities and to ensuring long-term customer loyalty and commitments.

In this competitive and rapidly changing environment, it is critical to the Company's long-term success and profitability that its business is managed by energetic, experienced, and capable individuals with the talent, skills, and dedication to oversee the organization on a day-to-day basis coupled with the vision to anticipate and respond to future market developments. The Company must ensure that it has the appropriate level of executive talent within the organization and must continuously develop its leaders' capabilities and competencies.

The Company's key executive compensation objectives are to:

- attract first-class executive talent,
- retain key business leaders,
- reward past and future performance, and
- align the long-term interests of the Company's executive officers and shareholders.

The Company uses a variety of compensation elements to achieve these objectives, including base salary, annual incentive opportunities and long-term incentives (including performance shares, performance units, restricted stock awards and stock options, each of which is discussed in more detail below). Each element also provides a framework for governing the Company's overall employee compensation program.

Oversight of the Executive Compensation Program

The Company's Compensation Committee of the Board of Directors ("Committee") administers the executive compensation program. As reflected in its charter, the Committee has overall responsibility for setting the Chief Executive Officer's ("CEO") compensation and for approving, with the recommendation of the CEO, the executive officers' compensation packages including the Chief Financial Officer ("CFO"). The Committee determines the CEO's compensation based on its evaluation of the CEO's performance at the end of the fiscal year based on goals and objectives the Committee established at the beginning of that fiscal year. The Committee then determines, taking into consideration the recommendation of its compensation consultant, the CEO's compensation level, including base salary, annual incentive opportunity, long-term incentives and any other remuneration.

The Committee is also responsible for the oversight of the Company's retirement plans and health and welfare benefit plans. Additionally, the Committee administers the Company's various equity compensation plans, and exercises general oversight over the Company's compensation practices. A complete description of the Committee's responsibilities and functions is set forth in its charter, which can be found on the Company's website at www.handleman.com under Investor Relations/Corporate Governance.

To assist the Committee in performing its duties, the Board of Directors has authorized the Committee to retain an independent compensation consultant, which reports to the Committee Chairperson, to provide consultation on Committee duties and responsibilities. During fiscal 2007, the Consultant provided and/or performed the following services:

- provided independent competitive market data and recommendations related to executive officers, including the CEO, CFO, and other executive officers' compensation levels and incentive compensation design;
- reviewed and analyzed market data and made recommendations on compensation mix, incentive mix, and incentive compensation design;
- reviewed the Company's compensation levels, performance, and incentive compensation design compared to a peer group;
- provided information on executive compensation trends and implications for the Company's executive compensation program design; and
- monitored program effectiveness.

The Board of Directors granted the Committee the authority to determine the scope of the consultant's services and the Committee may terminate the consultant's engagement at any time. The consultant reports to the Committee Chairman. For additional information on the Committee's members and duties, see "Compensation Committee" on page eight of this proxy statement.

The Company's Executive Compensation Philosophy

The Committee establishes the principles that underlie the Company's executive compensation program and that guide the design and administration of specific plans, agreements, and arrangements for the executive officers implementing the program. These principles, as embodied in the executive compensation program, should motivate the executive officers to improve the Company's financial position, to be personally accountable for the performance of the business units, divisions, or functions for which they are responsible, and to make decisions about the Company's business that will deliver shareholder value.

The Company's compensation philosophy is comprised of six core principles. First, compensation reinforces the Company's business objectives and values. Handleman's objective is to generate long-term value for all of its stakeholders: shareholders, customers, vendors and employees. The Company creates value in the supply chain by leveraging core competencies to create customers for its customers. Leveraging core competencies will enable growth with existing and new customers and into adjacent product categories, channels, and markets. In order to accomplish this objective, Handleman's compensation practices must enable it to attract and retain top employees.

Second, Handleman's compensation is performance related. In accomplishing this objective, the Committee links a significant portion of an executive officer's total compensation to how the individual performs, how the individual's business unit, division or function performs, and how the Company performs. In doing this the Committee uses a variety of performance based compensation vehicles in the executive compensation program, which individually and collectively are designed to incorporate performance criteria that promote the Company's annual operating plan and long-term business strategy. The Committee also emphasizes the Company's performance relative to the organizations in the Company's peer group. Some of the long term performance criteria measure the Company's performance against that of a group of organizations in similar industries. However, given the nature of Handleman's business, there are relatively few peer companies that are direct business competitors. Therefore, the peer company list includes companies with whom the Company competes for labor as well as retail and consumer packaged goods companies. Handleman's consultant and executive management developed the list for the Committee's approval.

For fiscal 2007, the organizations comprising this peer group consisted of:

Performance Food Group Co.	Grainger Inc.	Nash Finch Co.
United Stationers Inc.	Borders Group Inc.	Alberto-Culver Co.
Warner Music Group Corp.	American Axle & Mfg. Holding	Gamestop Corp.
Scotts Miracle Gro Co.	Guitar Center Inc.	Pier 1 Imports Inc.
Herman Miller, Inc.	Source Interlink Cos. Inc.	PcConnections Inc.
Trans World Entertainment Corp.	Compuware Corp.	Navarre Corp.
Amcon Distributing Co.		

When the Company's performance is better than its established objectives for the relevant performance period, the Committee awards executive officers more than the initial target award (which is typically set at the median of the peer group). Conversely, when the Company's performance does not meet key objectives, the Committee grants incentive award payments, if any at all, that are less than the target level.

Third, incentive compensation should represent the majority of the total compensation opportunity. To achieve this objective, the proportion of an executive officer's total compensation that varies with individual, business unit, division, function, or corporate performance increases as the scope and level of the individual's business responsibilities increases. Accordingly, for fiscal 2007, approximately 66% of the total target direct compensation for the CEO (the sum of base salary, annual incentive compensation, and long-term incentive compensation) at the time of award was at risk against the achievement of both short- and long-term performance objectives. Generally, for fiscal 2007, the amount of the total target direct compensation at risk against the achievement of both short- and long-term performance objectives for the CFO and the other executive officers ranged from approximately 58% to 62% at target levels.

Fourth, compensation levels must be competitive. To assure that the Company's compensation is competitive with the wholesale/distribution industry and with the Company's direct competitors, each year the Committee reviews compensation survey data that the Consultant compiles and prepares. The Company uses this survey data to ensure that for each executive position the Committee's compensation actions are appropriate, reasonable and consistent with the Company's philosophy based on the various markets in which the Company competes for executive talent. This survey data consists of wholesale/distribution industry data, that includes some of the organizations in the Company's peer group as identified above, as well as more general compensation data that includes organizations similar in size and geographical location to the Company across a variety of industries.

In addition to the Company's peer group survey data, the Committee also uses data applicable to other relevant talent pools (such as consumer packaged goods, retail and brand management industry data and/or general industry or special market data) and selected other companies with which the Committee believes the Company competes for executive talent. This allows the Committee to more precisely tailor compensation packages to the demands of the market. Similarly, for some executive positions, the Company may require skills and/or experience from a more varied set of backgrounds.

Fifth, incentive compensation should balance short- and long-term performance. In selecting the specific elements of the Company's executive compensation program, the Committee creates a structure that balances achieving short-term or annual results as well as ensuring the Company's long-term viability and success. Therefore, to reinforce the importance of balancing these perspectives, the executive officers are regularly provided both short- and long-term incentives. Participation in the Company's long-term incentive program increases at higher levels of responsibility as executive officers in these leadership roles have the greatest influence on the Company's strategic direction and results over time.

Sixth, executive officers should have a stake in their decisions. The Committee believes that it is in the best interest of the Company and its shareholders for the executive officers to have a financial interest in the long-term results of their business decisions. Consequently, the Company provides its executive officers with various ways to become shareholders of the Company. These opportunities include annual grants of performance shares and performance units.

Total Compensation

The Committee targets the total direct compensation (base salary, annual incentive compensation, and long-term incentive compensation) of the executive officers, including the CEO and CFO, at the total direct compensation median for the organizations in the Company's peer group. The Committee generally believes that median performance merits median pay; thus, it establishes objectives for both absolute and relative Company performance, so that it can determine performance and pay objectively at the end of the performance period. The Committee determines the actual payout, whether above, below, or at the competitive median, by performance against these pre-established measures and objectives.

Periodically, the Committee reviews the Company's total executive compensation program, with the Consultant's input, in comparison to evolving market practices in the wholesale/distribution industry and other industries, external regulatory and other developments, the market for executive talent, and the Company's executive compensation philosophy. The review includes base salary, annual incentive opportunity, long-term incentive compensation, the cost to the Company of all perquisites and other personal benefits, and company-sponsored retirement plans.

The Committee also reviews each executive officer's total direct compensation under several termination scenarios including change-in-control of the Company, termination of employment by the Company, and resignation or retirement by the executive officer. The Company prepares, and the Committee reviews, tally sheets setting forth all of the listed scenarios. The Committee uses this information to position the total target direct compensation of the CEO and the other executive officers in the market range of the 50th percentile of the organizations in the Company's peer group when warranted by Company and individual performance.

Components of the Executive Compensation Program

The Company's executive compensation program is comprised of the following components:

- base salary;
- an annual incentive opportunity, which is paid in cash;
- long-term incentives (including equity-based awards; primarily performance shares, stock options and restricted stock; and cash-based awards, primarily performance units);
- a defined benefit pension plan (frozen as of November 1, 2006);
- a defined contribution retirement account;
- a defined benefit supplemental executive retirement plan (frozen as of November 1, 2006);
- a change-in-control plan; and
- other benefits.

Base Salary

Annually, the Committee reviews and determines the base salaries of the Company's CEO, the CFO, and other executive officers. The Committee has established and maintains base salary ranges for the Company's various executive positions that are within the market ranges indicated by the compensation survey and peer company data compiled and prepared by the Consultant. It is within the Committee's discretion to adjust the base salaries. For each individual, the Committee considers the scope of his or her responsibilities and experience, as well as the level of individual performance achieved by each executive, and balances these against competitive salary practices.

In determining each executive officer's base salary, the Committee also considers internal equity within the Company, both with respect to the other executive officers and to the Company's employees generally. Because of the Committee's emphasis on performance-based compensation, it will typically only make adjustments for executive officers' salaries to compensate for a significant deviation in an executive officer's pay when compared to the market compensation data or to recognize an individual for outstanding individual performance or increased responsibility. The Committee's practice is consistent with the Company's philosophy that compensation above competitive median levels for executive officers should result primarily from the variable portion of the compensation package.

The salaries the Company paid to the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO) during fiscal 2007 are shown in the Summary Compensation Table on page 21.

Annual Incentive Opportunity

Management Incentive Plan

As described above, at the beginning of each fiscal year, the Committee establishes an annual incentive opportunity for the CEO, the CFO, and the other executive officers of the Company. The Committee awards this annual incentive opportunity pursuant to the Company's Management Incentive Plan. This process is undertaken after the end of the prior fiscal year when the Company's financial results have been made available to the Board of Directors and the Board has approved the Company's annual operating plan for the current fiscal year. At that time, the Committee (i) sets the overall Company performance objectives for the year, (ii) sets individual performance measures for the year, and (iii) establishes a target bonus opportunity for each executive officer.

In addition, the Company pays annual incentive bonuses in late June or early July for the prior fiscal year's performance, based on the Committee's assessment of actual performance against the pre-established Company performance objectives and individual performance measures for the prior fiscal year. For fiscal 2007, the performance measures for annual incentive bonuses were based on net income and in the case of some executives, savings from the Company's "Growth Through Excellence initiative", ("GTE"), which is the Company's initiative to significantly reduce the cost of the business.

A more in-depth description of the Committee's decisions with respect to the annual incentive payment made to the executive officers for fiscal 2007 follows.

Setting Company performance objectives

The Committee, working with the CEO and the Consultant, set the Company's fiscal 2007 performance objective, which was achieving net income of $20.1 million. One-hundred percent of the annual incentive opportunity for the CEO and CFO was based on this objective. The Company's Chief Operating Officer ("COO"), who began his position in October 2006, also had the $20.1 million net income objective. The other named executive officers' objective was seventy-five percent based on the $20.1million net income objective with the remaining twenty-five percent being based on the overall cost savings target from the GTE initiative.

While the Committee had the discretion to reflect or exclude the impact of any specified developments that may have occurred during the year in determining whether the executives met their fiscal 2007 performance objective, there were no such developments that warranted the Committee making any modifications.

Setting a target annual incentive opportunity

The Committee established a target annual incentive opportunity for each executive officer that considers all factors that the Committee deems relevant, including, but not limited to, a review of the compensation paid by organizations in the Company's peer group and the desired mix of fixed and variable compensation elements as determined by the Committee for each executive.

For each of the performance objectives, the Committee used a formula to establish a payout range around the target annual incentive opportunity. The formula determined the percentage of the target incentive to be paid, based on a percentage of goal achievement, with a minimum below which no payment will be made.

The payout range established for fiscal 2007 for each executive officer was:

Result levels		**Threshold**	**Target**	**Maximum**	**Max Plus**
Pay % times bonus target		25%	100%	200%	300%*
					250%**
Position					
Chief Executive Officer	% payout	15%	60%	120%	180%
	$ payout	108	432	864	1,296
Chief Operating Officer	% payout	15%	60%	120%	180%
	$ payout	82.5	330	660	990
Chief Financial Officer	% payout	12.5%	50%	100%	150%
	$ payout	42.5	170	340	510
Senior Vice Presidents	% payout	10%	40%	80%	100%
SVP/CIO	$ payout	25.0	100	200	250
SVP PM&L		22.0	88.0	176	220
SVP HR & OD		22.0	88.0	176	220

* CEO, COO, CFO
**Other Executives

Measuring performance

At the end of fiscal 2007, the Committee reviewed the Company's actual performance against the established performance objectives. The consolidated net loss result for fiscal 2007 was $(53.4) million, which was below the required threshold to trigger a payment on this measure. For named executives who had a twenty-five percent personal objective related to the Growth Through Excellence initiative a $6.1 million cost savings was realized; therefore, one-hundred percent of the actual target was awarded for this component. The annual incentive for the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO) during fiscal 2007 are shown in the Summary Compensation Table on page 21. Additional information about the annual incentive opportunities is shown in the Grants of Plan-Based Awards Table on page 22.

Under the Management Incentive Plan, the Committee has the discretion to pay annual incentive payments for the executive officers in cash or restricted stock or a combination of these items. The Committee grants any restricted stock or restricted stock units under the Company's Long-Term Incentive Plan (see Stock Ownership Guidelines on page 20). The Committee also has discretion, in appropriate circumstances, to award a bonus that is lower than the amount calculated under the formula described above or no bonus at all. The Committee believes that the fiscal 2007 incentive bonus payments, while minimal, are consistent with the Company's strategy of rewarding its executive officers for the achievement of important and challenging business goals. In view of the Company's results for the year, the annual incentive bonus calculations resulted in reasonable performance-related bonus payments to the Company's executive officers.

COO and CIO incentives

The COO negotiated incentives as part of his employment offer from the Company. The COO received a negotiated guaranteed annual incentive of $300,000 at the end of fiscal 2007. He received a job offer compensation agreement that pays a cash bonus at specified anniversary dates. The COO will receive a cash bonus based on the closing price of 100,000 shares of Handleman stock on the second anniversary of his hire date and 50,000 shares on the third anniversary (October 2008 and 2009, respectively). This bonus is referred to as phantom stock in the Grants of Plan Based Awards Table on page 22. He received a signing bonus of $150,000 with $100,000 being paid in January 2007 and the remaining to be paid upon his establishment of his primary residence in Michigan. The COO also received 20,000 restricted shares of Handleman stock with one-half vesting on the first anniversary and one-half vesting on the second anniversary of employment. The COO received a stock grant of 100,000 options of Handleman stock that will vest 33% on each of the next 3 anniversary years.

The Company's Chief Information Officer ("CIO") also negotiated incentives as part of his employment offer from the Company. The CIO received a guaranteed annual incentive of $75,000 at the end of fiscal 2007. He received a job offer compensation agreement that pays a cash bonus at specified anniversary dates. The CIO received a cash bonus based on the closing price of 2,500 shares of Handleman stock in June 2007 and will receive a cash bonus in June 2008. He received a signing bonus of $50,000 with payments of $25,000 after 60 days of employment and $25,000 after 180 days of employment. The CIO received 10,000 restricted shares of Handleman stock with one-half vesting in June 2007 and one-half vesting in June 2008.

Long-Term Incentives

The Company's long-term incentive plan rewards the Company's executive officers for Company performance over a period of more than one fiscal year. Since fiscal 2004, the long-term incentive plan has consisted of four components: performance shares and performance unit awards pursuant to the Company's Long-Term Incentive Plan, stock options, and restricted stock. Historically, the Company used stock options and awards as the key components for the long-term incentive plan, but the Company replaced the stock options with performance units in fiscal 2006. As previously discussed, the Committee believes that long-term incentive compensation performs an essential role in retaining and motivating executive officers and that, by providing them with long-term incentives, their decisions affecting the operation of the business will be aimed at maximizing long-term shareholder value.

Each June, the Committee determines the overall amount of the long-term incentive award for each executive officer, including the CEO and CFO, and makes an annual grant of performance shares and performance units to each executive officer of the Company. These awards are made after the end of the fiscal year when the Committee has had an opportunity to evaluate the Company's operating results for the prior fiscal year and at the same time that the Company is making all of its compensation decisions for the current fiscal year.

In determining the size of individual long-term incentive awards, as well as the amount of total awards to the executive officers as a group, the Committee considers two factors: the target dollar value of the long-term incentive package and the package's potential dilutive effect.

In setting the dollar value of the long-term incentive package for each executive officer, the Committee considers survey data on total compensation packages and the value of long-term incentive awards at organizations in the Company's peer group as compiled and analyzed by the Consultant, as well as share usage and shareholder dilution, before arriving at a final award value.

The Committee initially established the general magnitude of the proposed awards based on the approach for valuing the size of awards described above. As an additional check, the Committee also compared the proposed awards as a percentage of the Company's outstanding shares against awards made by the organizations in the Company's peer group as a percentage of their outstanding shares. This comparison produced results that were comparable with the value-based analysis and confirmed the Committee's belief that the general magnitude of proposed awards was both reasonable and within the range necessary to be competitive.

The Committee, and the Company, have consistently made grants of long-term incentive awards in June of each year and has made such awards without regard to the release of the Company's financial results for the year or the release of any other material non-public information. On June 7, 2006, in fiscal 2007, the Committee met and approved the long-term incentive award for the executive officers, which consisted of performance shares and performance units. See the table on page 17 for details of performance share and performance unit grants made in fiscal 2007.

Performance Share Awards

Each year, the Committee grants performance share awards to the executive officers to link the achievement of free cash flow performance goals. The Company believes free cash flow performance drives total shareholder returns over an extended period. The performance share awards have a three-year performance period and are paid out in the form of shares of the Company's common stock upon achievement of pre-determined financial metrics. These awards are intended to provide a strong incentive for achieving specific performance goals over the performance period that advances shareholder value. These awards also encourage executive officer retention, as they are subject to forfeiture if the executive officer's employment terminates for any reason other than death, disability, or retirement before the end of the performance period.

The specific performance measure for the fiscal 2005 through fiscal 2007 performance period was free cash flow compared to the peer group of companies also used for executive compensation benchmarking purposes. The free cash flow result for the fiscal 2005 through fiscal 2007 performance period was determined to be at target which was the fiftieth percentile of the peer group; therefore, all participants were awarded with the targeted number of shares set at the beginning of the period.

In June 2006, the Committee granted performance share awards that will be payable at the end of fiscal 2009 if the Company achieves, on an overall basis for the three-year period from fiscal 2007 to fiscal 2009, specified objectives based on free cash flow compared to organizations in the Company's peer group. See table on this page for details.

The amount the Company recognized for financial reporting purposes for fiscal 2007 for the performance share awards granted to the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO) during fiscal 2007 are shown in the Summary Compensation Table on page 21. Additional information on these awards, including the potential number of shares of the Company's common stock payable at threshold, target, and maximum performance levels, are shown in the Grants of Plan-Based Awards Table on page 22.

Performance Units

As described above, performance units were introduced to the Company's long-term incentive plan in fiscal 2006, replacing the stock option portion of the plan. The Committee believed that performance units were preferable to stock options for the following reasons:

- They would tie a significant portion of compensation to the longer-term business results;
- They would provide increased liquidity for executives;
- They would enable the Company to provide both market-competitive total compensation and dilution levels; and
- They would provide a vehicle for executive officers to pay the attendant tax liability once the restrictions on the grants expired.

The first potential payment of performance units will occur at the end of fiscal 2008.

Achievement of the performance unit awards is based on the same performance goals and financial parameters as the performance shares (i.e., free cash flow compared to the organizations in the Company's peer group as calculated at the end of the three-year performance period). Performance share and performance unit awards made in fiscal 2007 to the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO) are summarized below:

Fiscal 2007 – Fiscal 2009 Performance share/unit grants

Performance level	**Threshold**	**Target**	**Maximum**
Result level (percentile)	30	50	70
Shares/units awarded vs. target (%)	50%	100%	150%
Position	**Performance shares/units**		
CEO	13,400/13,400	26,800/26,800	40,200/40,200
COO	20,000/20,000	40,000/40,000	60,000/60,000
CFO	7,000/7,000	14,000/14,000	21,000/21,000
SVPs	3,400/3,400	6,800/6,800	10,200/10,200

The amount recognized for financial reporting purposes during fiscal 2007 for the performance unit awards granted to the CEO, the CFO, and the three most highly compensated officers (other than the CEO and CFO) during fiscal 2007 are shown in the Summary Compensation Table on page 21. Additional information on these awards, including the potential number of shares of the Company's common stock payable at the threshold, target and maximum performance levels, and their full grant date fair values, are shown in the Grants of Plan-Based Awards Table on page 22.

Stock Options and Restricted Stock Awards

Although the Company has not generally granted stock options since fiscal 2005, stock options are a component of the Company's long-term incentive program. The COO negotiated stock options as part of his employment offer. A stock option rewards an executive officer only if the market value of the Company's common stock increases above the exercise price of the option and the individual remains employed with the Company for the period required for the option to vest. In addition, stock options link a portion of the executive officer's compensation to the interests of the Company's shareholders by providing an incentive to maximize shareholder value.

Each stock option permits the executive officer, generally for a period of 10 years, to purchase one share of the Company's common stock from the Company at the exercise price, which is the closing market price of the Company's common stock on the date of grant.

The amount the Company recognized for financial reporting purposes during fiscal 2007 for the stock options it granted to the COO during fiscal 2007 is shown in the Summary Compensation Table on page 21. Additional information on these awards, and their full grant date fair value, is shown in the Grants of Plan-Based Awards Table on page 22.

The Company does not generally consider restricted stock awards as a standard part of the long-term incentive plan for the listed executives. However, the COO negotiated a restricted stock award as part of his employment offer in fiscal 2007.

During the restriction periods, the executive officers holding restricted stock awards are entitled to vote the shares and to receive dividends on the shares if and when declared by the Board of Directors, in each case on the same basis as the Company's shareholders.

The amount the Company recognized for financial reporting purposes during fiscal 2007 for restricted stock awards granted to the COO and CIO during fiscal 2007 is shown in the Summary Compensation Table on page 21. Additional information on these awards and their full grant date fair value is shown in the Grants of Plan-Based Awards Table on page 22.

Defined Benefit Pension Plan

Executive officers participate in the Company's tax-qualified defined benefit pension plan on the same terms as the rest of the Company's salaried employees. Because the Internal Revenue Code limits the pension benefits (based on an annual compensation limit) that can be accrued under a tax-qualified defined benefit pension plan, the Company established a supplemental defined benefit pension plan for its executive officers to compensate these individuals for the reduction in their pension benefit resulting from this limitation. This supplemental plan is a restoration plan to provide comparable level retirement benefits to those provided to other employees.

At its May 17, 2006 meeting, the Committee accepted a management proposal to terminate both the defined benefit pension plan and the supplemental defined benefit executive retirement plan effective November 1, 2006. The supplemental plan present values are being cashed-out to all active and terminated participants before the end of fiscal 2008. The actuarial present value of the accumulated pension benefits of the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO) as of the end of fiscal 2007, as well as other information about the Company's defined benefit pension plans, are shown in the Pension Benefits Table on page 25.

Employment Agreements and Severance Agreements

Consistent with its compensation philosophy, in general, the Company does not enter into employment agreements and/or severance agreements with its executive officers. As a result, these officers serve at the will of the Board of Directors. The Company has, however, entered into agreements with the COO and CIO relative to their accepting employment with the Company as discussed on page 15 and page 16 under COO and CIO incentives.

This policy enables the Company to remove an executive officer prior to retirement whenever it is in the Company's best interest, with full discretion to determine a severance package for that individual (excluding vested benefits). When the Company removes an executive officer from his or her position, the Committee exercises its business judgment in approving an appropriate severance and general release arrangement for the individual in light of all relevant circumstances, including, but not limited to, his or her term of employment, past accomplishments, reasons for separation from the Company, and market practices. At the present time, the only exception to this policy is the severance provision contained in the individual employment agreement with Mr. Kirby, the COO. Handleman entered into a severance arrangement with Mr. Kirby pursuant to which Handleman will provide Mr. Kirby with one year's base salary plus a portion of his target bonus in the amount of $150,000 and will immediately vest Mr. Kirby's cash bonus based on the closing price of 100,000 shares of Handleman stock on Mr. Kirby's employment termination date (referred to as phantom stock in the Grants of Plan Based Awards Table on page 22), and will provide one year of COBRA coverage for his family, if Handleman terminates Mr. Kirby's employment for any other reason than cause during the first two years of his employment.

Change-in-Control

To ensure that the executive officers are focused on protecting shareholder value and to ensure that executive officers are motivated to successfully complete a transaction that involves a change in the ownership or control of the Company, Change-in-Control Agreements are provided that specify severance benefits to the executive officers (including the CEO and CFO). The Committee believes that it is in the best interests of the Company and its shareholders to offer such a plan to its executive officers. The Company competes for executive talent in a highly competitive market in which companies routinely offer similar benefits to senior employees. The potential severance benefit will be paid based on an involuntary termination without cause or a voluntary termination with good reason, following a Change-in-Control of the Company.

The Committee views the Change-in-Control benefit as reasonable and appropriate, and competitive for the executive officers (including the CEO and CFO), who may not be in a position to obtain comparable employment. The Committee determined, based on market information, that the accelerated vesting of all outstanding equity awards upon an involuntary termination without cause, or a voluntary termination with good reason, following a Change-in-Control of the Company, is a customary and reasonable component of an equity incentive program.

The amount of the estimated potential payments and benefits payable to the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO), assuming a Change-in-Control of the Company and a qualifying termination of employment as of the last day of fiscal 2007, are shown in the discussion of Potential Payments Upon a Change-in-Control on page 28.

Other Benefits

The Company maintains medical and dental insurance, accidental death insurance, and disability insurance programs for all of its employees, including the executive officers, as well as customary vacation, leave of absence, and other similar policies. Executive officers are eligible to participate in these programs on the same basis as the rest of the Company's salaried employees.

<u>Perquisites and Other Personal Benefits</u>

The Company awards other forms of compensation to some of the named executives officers in the form of perquisites or other personal benefits. Each of these individuals receives automobile, executive life insurance, financial counseling, and executive physical benefits. The CEO also has a country club benefit and a supplemental long-term disability benefit. The COO and CIO received relocation expense reimbursements pursuant to the Company's relocation policy.

Neither the CEO nor the other executive officers receive any additional cash compensation to reimburse them for any income tax liability that may arise and become due and payable as the result of their receipt of these items. Nor does the Company pay any additional cash compensation to the executive officers to reimburse them for any income taxes that become due and payable in connection with equity awards, including any taxes that become due as the result of the exercise or vesting of such awards.

The aggregate incremental cost to the Company of providing these personal benefits to the CEO, the CFO, and the three most highly-compensated executive officers (other than the CEO and CFO) during fiscal 2007 are shown in the Summary Compensation Table on page 21.

Stock Ownership Guidelines

The executive compensation program includes stock ownership guidelines for the executive officers. The Committee believes that this ownership policy encourages the executive officers to act like owners by encouraging them to acquire and maintain a meaningful stake in the Company and thereby promote the Company's objective of increasing shareholder value.

The Board of Directors, upon the Committee's recommendation, adopted stock ownership guidelines for the executive officers in fiscal 1997. The guidelines are designed to balance an individual executive officer's needs for portfolio diversification with maintaining management stock ownership at levels high enough to assure the Company's shareholders of management's commitment to value creation. Under these guidelines, executive officers are expected, over time, to acquire and hold shares of the Company's common stock equal in value to a multiple of their base salary, depending on their positions. Executive officers have five years to satisfy the guidelines, which are expressed as a specified number of shares. The Company's stock ownership guidelines for executive officers are as follows:

Position	Ownership Level
Chief Executive Officer	5 times base salary
Chief Operating Officer	2 times base salary
Chief Financial Officer	2 times base salary
Senior Vice Presidents	2 times base salary

The Committee reviews the guidelines periodically and monitors the executive officers' progress toward meeting their target ownerships levels. Shares held directly by the executive officer count toward satisfying the guidelines.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement headed Compensation Discussion and Analysis, and, on the basis of that review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Handleman Company's fiscal 2007 annual report on Form 10-K and in this proxy statement.

By the members of the Compensation Committee of the Board of Directors of Handleman Company:

James B. Nicholson, Chairman
Elizabeth A. Chappell
Lloyd E. Reuss
Thomas S. Wilson

Summary Compensation Table for the Fiscal Year Ended April 28, 2007

Name & Principal Position	Fiscal Year	Salary (1) ($)	Bonus (2) ($)	Stock Awards (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	Change in Pension Value (6) ($)	All Other Compensation (7) ($)	Total ($)
Stephen Strome Chairman and CEO	2007	713,269	--	508,954	79,949	--	609,580	58,798	1,970,550
Robert E. Kirby President and COO	2007	285,577	400,000	393,718	40,925	--	--	43,834	1,164,054
Thomas C. Braum, Jr. Executive Vice President and CFO	2007	329,230	--	199,587	19,977	--	136,091	19,820	704,705
Khaled Haram Senior Vice President and CIO	2007	250,000	125,000	112,994	--	--	--	419,636	907,630
Mark Albrecht Senior Vice President, Human Resources	2007	217,644	--	128,020	28,830	22,000	31,204	21,456	449,154

(1) Reflects salary earned in fiscal 2007. The base salary for each of the named officer is as follows: Stephen Strome, $720,000; Robert E. Kirby, $550,000; Thomas C. Braum, $340,000; Khaled Haram, $250,000; Mark Albrecht, $220,000.

(2) The amount reported for Mr. Kirby includes a cash sign-on bonus of $100,000 paid in fiscal 2007 plus a guaranteed bonus of $300,000 paid in July 2007. The amount reported for Khaled Haram includes a sign-on bonus of $50,000 paid in fiscal 2007 plus a guaranteed bonus of $75,000 paid in July 2007.

(3) Includes full grant date fair value of all stock-based awards (including performance shares, restricted stock and phantom stock). Grant date fair value is computed under FAS 123(R), applying same valuation model and assumptions as used for financial reporting purposes. Assumptions are disclosed in Handleman Company's Form 10K in footnote 10 on page 56 under Stock Based Compensation.

(4) The amounts reported for Messrs. Strome, Braum and Albrecht are based on option grants made in June 2003 and June 2004. The amount reported for Mr. Kirby is based on an option grant made in October 2006. The cost of the stock option grants is based on the grant date fair value determined under the provisions of Financial Accounting Standards Board Statement of Financial accounting Standards No. 123, Share Based Payment (FAS 123R). The grant-date fair value of the option is calculated using the Black-Scholes model. The June 2003 options have an exercise price of $16.93 and a grant-date fair value of $6.81. The assumptions used in the Black-Scholes model to calculate this grant-date fair value were; an expected life of 5 years, a volatility rate of 41.51%, a risk-free interest rate of 2.34 percent, and a dividend yield of zero percent. The June 2004 options have an exercise price of $22.46 and a grant-date fair value of $8.14. The assumptions used in the Black-Scholes model to calculate this grant-date fair value were; an expected life of 5 years, a volatility rate of 39.47%, a risk-free interest rate of 3.96 percent, and a dividend yield of 1.25 percent. The October 2006 options have an exercise price of $8.33 and a grant-date fair value of $2.39. The assumptions used in the Black-Scholes model to calculate this grant-date fair value were; an expected life of 6 years, a volatility rate of 36.25%, a risk-free interest rate of 4.79 percent, and a dividend yield of 3.84 percent.

(5) The value in this column reflects awards earned in fiscal year 2007 through the management incentive plan and were paid in July 2007.

(6) Includes annual change in the actuarial present value of accumulated pension and Supplemental Executive Retirement Plan (SERP) benefits in fiscal 2007. The aggregate change in the actuarial present value of the accumulated pension and SERP benefit is determined using the same amounts required to be disclosed under Item 402(h) (the Pension Benefits table) for the covered fiscal year.

(7) Refer to the All Other Compensation Table on page 26 for detail on other compensation.

Grants of Plan Based Awards During the Fiscal Year Ended April 28, 2007 (in thousands of dollars/shares)												
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name & Principal Position	Type of Grant	Grant Date	Thres-hold ($)	Target ($)	Max ($)	Thres-hold (#)	Target (#)	Max (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (7) ($/Sh)	Grant Date Fair Value of Equity Awards (at target) (8) ($)
Stephen Strome	Annual Incentive (1)		108.0	432.0	1,296.0							
Chairman and CEO	Performance Share (2)					13.4	26.8	40.2				183.3
	Performance Unit (3)		91.7	183.3	275.0							
Robert E. Kirby	Annual Incentive (1)		82.5	330.0	990.0							
President and COO	Performance Share (2)					20.0	40.0	60.0				273.6
	Performance Unit (3)		136.8	273.6	410.4							
	Restricted Stock (4)	10/23/06							20.0			166.6
	Phantom Stock (5)	10/23/06							150.0			1,249.5
	Stock Option (6)	10/23/06								100.0	$8.33	239.1
Thomas C. Braum, Jr.	Annual Incentive (1)		42.5	170.0	510.0							
EVP and CFO	Performance Share (2)					7.0	14.0	21.0				95.8
	Performance Unit (3)		47.9	95.8	143.6							
Khaled Haram	Annual Incentive (1)		25.0	100.0	250.0							
SVP and CIO	Performance Share (2)					3.4	6.8	10.2				46.5
	Performance Unit (3)		23.3	46.5	69.8							
Mark Albrecht	Annual Incentive (1)		22.0	88.0	220.0							
SVP, HR	Performance Share (2)					3.4	6.8	10.2				46.5
	Performance Unit (3)		23.3	46.5	69.8							

(1) The annual incentive is a cash award for performance and is paid in June/July following the performance year. See "Compensation Discussion and Analysis - Annual Incentive Opportunity" for a detailed description of the annual incentive. Actual fiscal 2007 performance year awards are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column (page 21). The plan provides for a minimum (threshold), target, maximum and "max plus" award (refer to the table under "Setting a Target Annual Incentive Opportunity" on page 14). The amounts shown above under maximum (under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards") is the potential "max plus" award.

(2) The performance share is a stock award for performance and is paid in June/July following the performance year. See "Compensation Discussion and Analysis - Long Term Incentives/Performance Share Awards" for a detailed description of the performance share. The plan provides for a minimum (threshold), target, and maximum award.

(3) The performance unit is a cash award for performance and is paid in June/July following the performance year. See "Compensation Discussion and Analysis - Long Term Incentives/Performance Units" for a detailed description of the performance unit. The plan provides for a minimum (threshold), target, and maximum award. Each performance unit is equal to the value of one share of Handleman Company stock. The amount shown above for Messrs. Strome, Braum, Haram, and Albrecht is valued based on the closing Handleman Company stock price on July 24, 2006, the date of grant. The amount shown for Mr. Kirby is valued based on the closing Handleman Company stock price on October 23, 2006, the date of his grant.

(4) Restricted stock grant upon joining Handleman Company. Fifty percent vests on October 23, 2007 and the remaining fifty percent vests on October 23, 2008.

(5) Phantom stock granted upon Mr. Kirby joining Handleman Company. Each share of phantom stock is equal to the economic equivalent of one share of Handleman Company stock. Mr. Kirby will receive a cash payment equal to the value 100,000 shares of Handleman Company common stock on October 23, 2008 and a cash payment equal to the value of 50,000 shares of Handleman Company common stock on October 23, 2009 only if he remains in the employ of Handleman Company on those dates.

(6) Stock options granted to Mr. Kirby on date of hire. The stock options vest thirty three and one-third percent per year, with the vesting dates of October 23, 2007, October 23, 2008 and October 23, 2009.

(7) Mr. Kirby's stock option exercise price is based on the October 23, 2006 grant date closing price of $8.33 per Handleman Company common share.

(8) The performance share value is based on the July 24, 2006 grant date closing price of $6.84 per Handleman Company common share. Mr. Kirby's restricted stock and phantom stock share values are based on the October 23, 2006 grant date closing price of $8.33 per Handleman Company common share. The grant-date fair value of Mr. Kirby's stock option grant is calculated using the Black-Scholes model. The options have an exercise price of $8.33 and a grant-date fair value of $2.39. The assumptions used in the Black-Scholes model to calculate this grant-date fair value were; an expected life of 6 years, a volatility rate of 36.25%, a risk-free interest rate of 4.78 percent and a dividend yield of 3.84 percent.

Outstanding Equity Awards as of Fiscal Year-End April 28, 2007

Name & Principal Position	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested (15)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (9)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested (15)
	(#)	(#)	(#)	($)		(#)	($)	(#)	($)
Stephen Strome Chairman and CEO	71,100 (1) 47,403 (2) 27,200 (3) 27,000 (4)			15.75 11.83 16.93 22.46	06/12/2011 06/03/2012 06/09/2013 06/07/2014			53,600 (10)	402,536
Robert E. Kirby President and COO	100,000			8.33	10/23/2016	20,000 (5) 150,000 (6)	150,200 1,126,500	40,000 (11)	300,400
Thomas C. Braum, Jr. EVP and CFO	3,667 (2) 4,600 (3) 10,000 (4)			11.83 16.93 22.46	06/03/2012 06/09/2013 06/07/2014			24,000 (12)	180,240
Khaled Haram SVP and CIO						10,000 (7) 5,000 (8)	75,100 37,550	6,800 (13)	51,068
Mark Albrecht SVP, HR	2,667 (3) 7,000 (4)			16.93 22.46	06/09/2013 06/07/2014			13,600 (14)	102,136

(1) Stock options were granted June 13, 2001 and vested thirty three and one-third percent per year over the three years after date of grant.

(2) Stock options were granted June 4, 2002 and vested thirty three and one-third percent per year over the three years after date of grant.

(3) Stock options were granted June 10, 2003 and vested thirty three and one-third percent per year over the three years after date of grant.

(4) Stock options were granted June 8, 2004 and vested thirty three and one-third percent per year over the three years after date of grant.

(5) Restricted stock granted on October 23, 2006. Fifty percent vests on October 23, 2007 and the remaining fifty percent vests on October 23, 2008.

(6) Phantom stock granted on October 23, 2006. Each share of phantom stock is equal to the economic equivalent of one share of Handleman Company stock. Mr. Kirby will receive a cash payment equal to the value 100,000 shares of Handleman Company common stock on October 23, 2008 and a cash payment equal to the value of 50,000 shares of Handleman Company common stock on October 23, 2009 only if he remains in the employ of Handleman Company on those dates.

(7) Restricted stock granted on April 10, 2006. Fifty percent vests on June 15, 2007 and the remaining fifty percent vests on June 15, 2008.

(8) Phantom stock granted on April 10, 2006. Each share of phantom stock is equal to the economic equivalent of one share of Handleman Company stock. Mr. Haram will receive a cash payment equal to the value 2,500 shares of Handleman Company common stock on June 15, 2007 and a cash payment equal to the value of 2,500 shares of Handleman Company common stock on June 15, 2008 only if he remains in the employ of Handleman Company on those dates.

(9) Number of shares that are subject to performance conditions. Number reported is based on achieving target.

(10) Includes 26,800 performance shares which vest at the end of the fiscal 2006 through fiscal 2008 performance period and 26,800 shares which vest at the end of the fiscal 2007 through fiscal 2009 performance period if performance goals are met.

(11) Includes 40,000 performance shares which vest at the end of the fiscal 2007 through fiscal 2009 performance period if performance goals are met.

(12) Includes 10,000 performance shares which vest at the end of the fiscal 2006 through fiscal 2008 performance period and 14,000 shares which vest at the end of the fiscal 2007 through fiscal 2009 performance period if performance goals are met.

(13) Includes 6,800 performance shares which vest at the end of the fiscal 2007 through fiscal 2009 performance period if performance goals are met.

(14) Includes 6,800 performance shares which vest at the end of the fiscal 2006 through fiscal 2008 performance period and 6,800 shares which vest at the end of the fiscal 2007 through fiscal 2009 performance period if performance goals are met.

(15) Computed market value by multiplying Handleman Company's common stock closing market price of $7.51 on 4/28/07 by the number of shares of restricted stock, phantom stock and performance shares.

Option Exercises and Stock Vested for the Fiscal Year Ended April 28, 2007

Name & Principal Position	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (1) (#)	Value Realized on Vesting (2) ($)
Stephen Strome Chairman and CEO	--	--	88,200	753,228
Robert E. Kirby President and COO	--	--	--	--
Thomas C. Braum, Jr. Executive Vice President and CFO	--	--	22,350	190,869
Khaled Haram Senior Vice President and CIO	--	--	--	--
Mark Albrecht Senior Vice President, Human Resources	--	--	12,900	110,166

(1) Represents the number of Long-Term Incentive Plan performance shares of Handleman Company common stock earned and paid in fiscal 2007 based on having met the maximum performance goal relating to free cash flow for the fiscal 2004 through fiscal 2006 performance period.

(2) The value realized was based on the closing stock price of Handleman Company common stock on April, 28, 2006 of $8.54 per share.

Pension Benefits for the Fiscal Year Ended April 28, 2007				
Name & Principal Position	Plan Name	Number of Years Credited Service (3) (#)	Present Value of Accumulated Benefit (4) ($)	Payments During Last Fiscal Year ($)
Stephen Strome Chairman and CEO	Pension Plan (1) SERP Plan (2)	29	992,516 3,416,201	--
Robert E. Kirby President and COO	--	--	--	--
Thomas C. Braum, Jr. Executive Vice President and CFO	Pension Plan (1) SERP Plan (2)	22	284,277 349,042	--
Khaled Haram Senior Vice President and CIO	--	--	--	--
Mark Albrecht Senior Vice President, Human Resources	Pension Plan (1) SERP Plan (2)	8	79,978 56,575	--

(1) As of November 1, 2006, the amounts accrued in the Pension Plan were frozen for all participants. The pension plan (the "plan") covered all employees of the Company who had reached the age of 21 and completed one year of service. The plan provided pension benefits, death benefits, and disability benefits for covered employees. For the fiscal year ended April 28, 2007, employees with five or more years of service were entitled to monthly pension benefits beginning at normal retirement age (65). The computation of benefits under the plan is based upon a formula which takes into consideration retirement age, years of service up to 30 years, average annual compensation during the highest five consecutive year period within the 10 years preceding retirement, and the average of the taxable wage base for Social Security purposes over the employee's career. The plan permits early retirement at ages 55-64 for employees with 10 or more years of service. A death benefit equal to a portion of the employee's accrued benefit is paid to the employee's spouse if the employee dies after becoming vested under the plan. An employee with 10 or more years of service whose employment with the Company terminates prior to his or her normal retirement date due to his or her permanent and total disability is entitled to receive a disability retirement benefit. The compensation covered by the plan includes all earnings from the Company as reported on the employee's W-2 form, for base pay plus overtime and bonus payments only, plus salary deferrals under the Company's 401(k) Salary Deferral Plan and certain other tax-favored Company benefit plans, up to a maximum of $220,000 for calendar year 2006.

(2) As of November 1, 2006, the amounts accrued in the Supplemental Executive Retirement Plan (the "SERP") were frozen for all participants. The SERP covered a select group of management employees of the Company. The SERP provided supplemental retirement income, and death and disability benefits. Covered employees with five or more years of service were entitled to monthly retirement income beginning at normal retirement age (65). The SERP permits early retirement at ages 55-64 for employees with 10 or more years of service. The computation of benefits under the SERP is based upon a formula that takes into consideration retirement age, years of service up to a maximum of 30 years, and average annual compensation during the highest five consecutive years within the 10 years preceding retirement. A death benefit equal to a portion of the employee's accrued benefit is paid to the employee's spouse if the employee dies after becoming vested under the SERP. An employee with 10 or more years of service whose employment by the Company terminates prior to his or her normal retirement date due to his or her total and permanent disability is entitled to receive a disability retirement benefit. The compensation covered by the SERP includes all earnings from the Company as reported on the employee's W-2 form, for base pay, overtime, and bonus payments, plus salary deferrals. No maximum applies to compensation covered under the SERP.

3) Number of years of credited service is computed as of the same pension plan measurement date used for financial reporting purposes with respect to the company's audited financial statements for last completed fiscal year.

4) Actuarial present value of accumulated benefit computed as of the same pension plan measurement data used for financial reporting purposes (under FAS 87) with respect to the company's audited financial statements for last completed fiscal year, using the plan's normal retirement age. Amounts are based on current compensation. Assumptions are disclosed in Handleman Company's Form 10K in footnote nine on page 52 under Pension Plan.

All Other Compensation for the Fiscal Year Ended April 28, 2007

Name & Principal Position	Perquisites & Other Personal Benefits ($)	Tax Reimbursements ($)	Discounted Securities Purchases ($)	Payments/ Accruals on Termination Plans ($)	Company Contributions to Defined Contribution Plans (6) ($)	Dividends/ Earnings on Stock/Option Awards ($)	Insurance Premiums (7) ($)	Other (8) ($)
Stephen Strome Chairman and CEO	36,751 (1)	--	--	--	12,973	--	9,074	--
Robert E. Kirby President and COO	7,300 (2)	--	--	--	10,769	--	669	25,096
Thomas C. Braum, Jr. EVP and CFO	9,990 (3)	--	--	--	8,588	--	1,242	--
Khaled Haram SVP and CIO	5,563 (4)	--	--	--	8,971	--	420	404,682
Mark Albrecht SVP, Human Resources	15,343 (5)	--	--	--	5,483	--	630	--

(1) Includes company car, financial consulting, club dues and annual physical benefits of $15,120, $6,366, $14,000, and $1,265, respectively.

(2) Includes company car and financial consulting benefits of $4,868 and $2,432, respectively.

(3) Includes company car benefits of $9,990.

(4) Includes company car and annual physical benefits of $3,738 and $1,825, respectively.

(5) Includes company car, financial consulting and annual physical benefits of $8,750, $5,093, and $1,500, respectively.

(6) Represents the amounts contributed to the named Executive Officers' 401(k) Salary Deferral Plan accounts for the Company matching of employee contributions.

(7) Represents the amounts paid on behalf of the named Executive Officers for certain life and long term disability insurance benefits.

(8) Includes payments to or on behalf of Messrs. Kirby and Haram for moving and housing costs. The amount reported for Mr. Haram also includes a sales assistance loss of $354,000.

Board Compensation

Officers of the Company who are Directors do not receive additional compensation for services as a Director. During fiscal 2007, non-employee Directors received an annual cash retainer of $25,000 payable in four quarterly installments of $6,250.

During fiscal 2007, each Director received meeting fees of $1,500 for each Board of Directors meeting attended. In addition, each member on a Committee was paid at the rate of $1,500 for each Committee meeting attended, with the exception of the Audit Committee Chairman who received Audit Committee meeting fees of $2,500 for each meeting attended and the Compensation Committee Chairman who received Compensation Committee meeting fees of $2,000 for each meeting attended. Non-committee member Directors who are requested in advance to participate in any Committee meeting are also paid the committee meeting fee. In addition, the Chief Executive Officer has the discretion to approve payments up to $500 to independent Directors for incremental services. During fiscal 2007, each Committee Chairman received an annual fee of $3,500. Directors are reimbursed for travel and other expenses related to attendance at Board and Committee meetings. In addition, during fiscal year 2007 the Presiding Director received an annual fee of $6,000.

The 2004 Stock Plan allows restricted stock grants to non-employee Directors. In September 2006, each non-employee Director received a 2,000 share grant of restricted Handleman Company stock. These shares vest in equal increments over three years. In addition, non-employee Directors receive a one-time stock grant of 500 shares when first joining the Board. This grant vests 100% three years from the date the Director first joins the Board.

Under resolutions of the Board of Directors presently in effect, if certain Corporate, Division or Subsidiary Officers should die while serving in such capacity, the Company will pay to the surviving spouse, or if there is no surviving spouse then to the decedent's estate, the equivalent of one year's salary (excluding bonuses) based upon the amount being received by the decedent at the time of his or her death, in 24 equal monthly installments commencing one month after death. In the event a Director should die while serving the Company in such position, the Company shall pay to the deceased's surviving spouse, or if there is no surviving spouse to the deceased's estate, the equivalent of one year's cash retainer plus any accrued but unpaid board and committee meeting fees that the deceased was entitled to receive for such services from the Company at the time of his or her death, such amount to be paid in a lump sum one month from the date of death. In addition, the deceased Director's outstanding restricted stock grants shall immediately vest.

The following table provides information on Handleman Company's director compensation for non-employee directors is fiscal 2007.

Director compensation during the Fiscal Year Ended April 28, 2007				
Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (4) ($)	Option Awards (6) ($)	Total ($)
Elizabeth A. Chappell	56,500	23,157	1,742	81,399
Eugene A. Miller (2), (3)	67,000	23,157	1,742	91,899
P. Daniel Miller (5)	39,000	19,938	--	58,938
James B. Nicholson (2)	56,000	23,157	1,742	80,899
Irvin D. Reid	51,000	23,157	1,742	75,899
Lloyd E. Reuss (2), (3)	60,000	23,157	1,742	84,899
Ralph J. Szygenda	48,000	23,157	1,742	72,899
Thomas S. Wilson (5)	44,500	27,696	--	72,196
Total	$422,000	$186,576	$10,452	$619,028

(1) Includes all fees paid in cash during the fiscal year ended April 28, 2007, including annual retainer fees, committee and chairman fees, and meeting fees.

(2) Amount includes the additional retainer for serving as a Board Committee Chairperson paid to Messrs. Eugene A. Miller, James B. Nicholson and Lloyd E. Reuss, each of whom served as a Committee Chairperson during fiscal 2007.

(3) Amount includes the additional retainer paid to Messrs. Eugene A. Miller and Lloyd E. Reuss during fiscal 2007 for serving as Presiding Director.

(4) Amounts include the aggregate fair value of shares of restricted stock granted in fiscal 2005 through fiscal 2007 recognized as compensation costs for financial reporting purposes for the fiscal year ended April 28, 2007. The grant date fair value for each share for the fiscal 2005 and fiscal 2006 grants of $21.40 and $14.54, respectively, were based on the average of the high and low price of Handleman Company stock on the date of grant. The grant date fair value for each share for the fiscal 2007 grant of $7.00 is based on the closing price of Handleman Company stock on the date of grant. At April 28, 2007 Ms. Elizabeth A. Chappell and Messrs. Eugene A. Miller, James B. Nicholson, Irvin D. Reid, Lloyd E. Reuss, Ralph J. Szygenda, and Thomas S. Wilson each held 4,001 restricted shares and Mr. P. Daniel Miller held 3,334 restricted shares.

(5) Stock award amounts include the aggregate fair value of one time 500 share grants to Thomas S. Wilson in fiscal 2005 and P. Daniel Miller in fiscal 2006, recognized as compensation costs for financial reporting purposes for the fiscal year ended April 28, 2007. The grant date fair value for each share for Mr. Wilson's fiscal 2005 grant and Mr. Miller's fiscal 2006 grant of $21.97 and $14.54, respectively, were based on the average of the high and low price of Handleman Company stock on the date of grant.

(6) The 2001 Stock Option and Incentive Plan allows stock option grants to non-employee Directors. In September 2003, options for 2,500 shares were awarded to non-employee Directors with three-year vesting. In September 2004, the annual non-employee Director stock option grant of 2,500 shares was replaced with the 2,000 share grant of restricted Handleman Company stock. The cost of the September 2003 stock option grant is based on the grant date fair value determined under the provisions of Financial Accounting Standards Board Statement of Financial accounting Standards No. 123, Share Based Payment (FAS 123R). The grant-date fair value of the option is calculated using the Black-Scholes model. The options have an exercise price of $15.54 and a grant-date fair value of $6.27. The assumptions used in the Black-Scholes model to calculate this grant-date fair value were; an expected life of 5 years, a volatility rate of 41.72%, a risk-free interest rate of 2.77 percent and a dividend yield of zero percent. Ms. Elizabeth A. Chappell, and Messrs. Eugene A. Miller, James B. Nicholson, Irvin D. Reid, Lloyd E. Reuss and Mr. Ralph J. Szygenda hold 11,500; 5,000; 10,000; 2,501; 8,168, and 2,500 shares, respectively, which they have the right to acquire within 60 days of July 9, 2007 (the Annual Shareholders' Meeting record date) pursuant to the Company's stock option plans (assuming, in certain instances that the stock price reaches certain levels).

POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL

The Company has entered into Change in Control Agreements (the "Agreements") with Stephen Strome, Robert E. Kirby, Thomas C. Braum, Jr., Khaled Haram, and Mark Albrecht in the event their employment is terminated as a result of, or in connection with, a change in control (as defined in the Agreements). The Agreements expire December 31, 2007 and are automatically renewed to December 31 of each subsequent year unless and until the Company or the named Executive Officer sends a written notice of termination to the other party by September 1st.

In the event of termination of employment or other specified changes in the employment relationship beginning 90 days before and ending two years after a change in control, the Agreements generally provide for payments of accrued salary and a prorata bonus for the Company's current fiscal year in an amount equal to (1) the average of the annual bonus accrued on behalf of the executive during the Company's three full fiscal years prior to the change in control, multiplied by (2) a fraction, the numerator of which is the number of days in the current fiscal year through the termination date and the denominator of which is 365; and a severance payment equal to the sum of base salary and the average of the annual bonus accrued during the three fiscal years prior to the termination date times 2.99 for Messrs Strome, Kirby, and Braum and accrued salary and bonus not paid, plus a severance payment equal to the sum of base salary and the average of the annual bonus accrued during the three fiscal years prior to the termination date times one for Messrs. Haram and Albrecht. The Agreements also entitle Messrs. Strome, Kirby, and Braum, to continue participation in the Company's life and health insurance benefits for three years following the termination date. Messrs. Haram and Albrecht's Agreements entitle them to continue participation in the Company's life and health insurance benefits for one year following the termination date.

Based on current salaries and prior bonuses, if Messrs. Strome, Kirby, Braum, Haram or Albrecht had terminated their employment as of April 28, 2007 under circumstances entitling them to severance pay as described above, they would have been entitled to receive lump sum cash payments of $2,438,285; $1,943,500; $1,174,820; $275,000 and $259,590, respectively. The cost of life and health insurance benefits following the termination date for Messrs. Strome, Kirby, Braum, Haram or Albrecht would be $47,200; $41,000; $41,000; $13,250 and $13,200, respectively.

In addition, all restrictions on any outstanding incentive awards (including restricted stock and rights to performance shares and performance units) granted to Messrs. Strome, Kirby, Braum, Haram and Albrecht under any incentive plan or arrangement shall lapse and such incentive award shall become 100% vested and all stock options and stock appreciation rights granted to Messrs. Strome, Kirby, Braum, Haram and Albrecht under any incentive plan or arrangement will become 100% vested and immediately exercisable.

AUDIT COMMITTEE REPORT

The Audit Committee of the Handleman Company Board of Directors is composed of four independent directors. The Audit Committee is governed by the Audit Committee Charter adopted by the Board of Directors. A copy of the Audit Committee Charter is attached as Appendix C to this proxy statement.

As set forth in the Audit Committee Charter, the Committee is appointed by the Board of Directors to, among other duties and responsibilities, provide assistance to the Board of Directors in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting processes; the systems of internal accounting and financial controls; the internal audit function; the annual independent audit of the Company's financial statements; the adequacy and effectiveness of the Company's financially-related legal, regulatory, and ethical compliance programs; and any other areas specified by the Board of Directors of potential significant financial risk to the Company. The Committee is also responsible for hiring, retaining and terminating the Company's independent registered public accounting firm. The Committee reports its activities to the Board of Directors on a regular basis.

Management has responsibility for the Company's financial statements and financial reporting processes, including the systems of internal accounting and financial controls. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon.

The Committee reviews the Company's financial statements and financial reporting processes on behalf of the Board of Directors. In fulfilling its responsibilities, the Committee has met and held discussions with management, the internal auditors, and the independent registered public accounting firm. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee has reviewed and discussed the audited consolidated financial statements for the fiscal year ended April 28, 2007, with management and the independent registered public accounting firm.

The Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended. In addition, the Committee has discussed with the independent registered public accounting firm their independence from the Company and its management, including the letter regarding its independence provided to the Committee as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

The Committee also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee also reviewed and discussed with the independent registered public accounting firm the fees paid to the independent registered public accounting firm.

The Company's Chief Executive Officer and Chief Financial Officer also reviewed with the Committee the certifications that each such officer will file with the Securities and Exchange Commission (SEC) pursuant to the requirements of Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations issued by the SEC pursuant thereto. Management also reviewed with the Committee the policies and procedures it has adopted to ensure the accuracy of such certifications.

By the members of the Audit Committee of the Board of Directors of Handleman Company:

Eugene A. Miller, Chairman
Elizabeth A. Chappell
Irvin D. Reid
Ralph J. Szygenda

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below reflects the number of shares beneficially owned by (1) each Director and Director Nominee of the Company; (2) each Executive Officer of the Company named in the Summary Compensation Table; (3) all Directors, Director Nominees and Executive Officers as a group; and (4) each person or group owning more than five percent of the outstanding shares of Handleman Company Common Stock. Unless otherwise noted, the information is stated as of July 9, 2007 and the beneficial owners exercise sole voting and/or investment power over their shares.

Name of Beneficial Owner	Shares Owned	Percent of Class
Stephen Strome	459,455 (a)	2.2%
Robert E. Kirby	21,646 (a)	*
Thomas C. Braum, Jr.	73,975 (a)	*
Khaled Haram	8,802 (a)	*
Mark J. Albrecht	33,794 (a)	*
Elizabeth A. Chappell	27,049 (b)	*
Eugene A. Miller	23,452 (b)	*
P. Daniel Miller	4,500	*
James B. Nicholson	25,214 (b)	*
Irvin D. Reid	13,452 (b)	*
Lloyd E. Reuss	24,482 (b)	*
Adam D. Sexton	–	
Ralph J. Szygenda	9,972 (b)	*
Thomas S. Wilson	6,500	*
All Directors, Director Nominees and Executive Officers as a Group (16 persons)	785,277 (c)	3.8%
Third Avenue Management LLC	3,163,062 (d)	15.5%
Century Management	1,878,054 (d)	9.2%
Franklin Advisory Services, LLC	1,820,000 (d)	8.9%
Dimensional Fund Advisors, Inc.	1,713,648 (d)	8.4%
Aegis Financial	1,423,100 (d)	7.0%
Donald Smith & Co., Inc.	1,360,800 (d)	6.7%
LSV Asset Management	1,170,582 (d)	5.7%

* Less than 1 % of the Company's outstanding shares of Common Stock.

(a) The number shown above as beneficially owned by Messrs. Stephen Strome, Thomas C. Braum, Jr., and Mark J. Albrecht includes 172,703; 18,267; and 9,667 shares, respectively, which they have the right to acquire within 60 days of July 9, 2007 pursuant to the Company's stock option plans (assuming, in certain instances, that the stock price reaches certain levels) and 2,680; 1,646; 2,343; 320 and 2,765 shares, respectively, which have been credited to each of Messrs. Stephen Strome, Robert E. Kirby, Thomas C. Braum, Jr., Khaled Haram and Mark J. Albrecht under the Company's 401(k) Plan.

(b) The number shown above as beneficially owned by Ms. Elizabeth A. Chappell, Mr. Eugene A. Miller, Mr. James B. Nicholson, Dr. Irvin D. Reid, Mr. Lloyd E. Reuss and Mr. Ralph J. Szygenda includes 11,500; 5,000; 10,000; 2,501; 8,168, and 2,500 shares, respectively, which they have the right to acquire within 60 days of July 9, 2007 pursuant to the Company's stock option plans (assuming, in certain instances that the stock price reaches certain levels).

(c) All Directors, Director nominees, and Executive Officers as a group (16 persons) beneficially owned 785,277 shares (3.8%) of the Company's outstanding Common Stock as of July 9, 2007, including shares that they have the right to acquire within 60 days of that date pursuant to the Company's stock option plans and shares that have been credited to them under the Company's 401(k) Plan.

(d) Based on information filed with the Securities and Exchange Commission, (1) Third Avenue Management LLC, 622 Third Avenue, 32nd Floor, New York, New York 10017-6715, owns 3,163,062 shares (15.5%) of the Company's outstanding Common Stock, (2) Century Management 805 Las Cimas Parkway, Suite 430, Austin, TX 78746-6860, owns 1,878,054 shares (9.2%) of the Company's outstanding Common Stock, (3) Franklin Advisory Services, LLC, One Parker Plaza, 9th Floor, Fort Lee, New Jersey 07024-2938, owns 1,820,000 shares (8.9%) of the Company's outstanding Common Stock, (4) Dimensional Fund Advisors, Inc., 1299 Ocean Avenue, 11th floor, Santa Monica, California 90401-1005, owns 1,713,648 shares (8.4%) of the Company's outstanding Common Stock, (5) Aegis Financial Corporation,1100 North Glebe Road, Suite 1040, Arlington, VA 22201-5793, owns 1,423,100 shares (7.0%) of the Company's outstanding Common Stock, (6) Donald Smith & Co., Inc., 152 West 57th Street, 22 Floor, New York, NY 10019-3310, owns 1,360,800 shares (6.7%) of the Company's outstanding Common Stock, and (7) LSV Asset Management, 1 North Wacker Drive, Suite 4000, Chicago, Illinois 60606-2828, owns 1,170,582 shares (5.7%) of the Company's outstanding Common Stock. Management does not know of any other person who, as of July 9, 2007, beneficially owned more than 5% of the Company's Common Stock.

II. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP served as the independent registered public accounting firm for the Company and has reported on the Company's consolidated financial statements for the fiscal years ended April 28, 2007 and April 29, 2006. For fiscal years 2007 and 2006, the Company's independent registered public accounting firm was appointed by the Audit Committee. The Board of Directors concurred with that selection in an advisory capacity.

The Sarbanes-Oxley Act requires that each corporation's audit committee be directly responsible for appointing the independent registered public accounting firm. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 3, 2008. The Board of Directors has concurred in an advisory capacity with that selection.

As a matter of good corporate governance, the Audit Committee has elected to submit its selection of the independent registered public accounting firm to the shareholders for ratification.

In the event the shareholders do not ratify this appointment, the Audit Committee will reconsider whether to engage PricewaterhouseCoopers LLP, but may ultimately determine to engage that firm or another audit firm without re-submitting the matter to the shareholders.

Even if the appointment is ratified by the shareholders, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

The Audit Committee considers PricewaterhouseCoopers LLP well qualified, with offices or affiliates in or near the Company's locations in the U.S. and other countries where the Company operates.

The lead and concurring partners of PricewaterhouseCoopers LLP assigned to audit the Company rotate off the engagement after five years, and may not recur on the engagement for five years.

Representatives from PricewaterhouseCoopers LLP will be present at the Annual Meeting of Shareholders and will be provided the opportunity to make a statement at the meeting if they desire, and will also be available to respond to appropriate questions.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MAY 3, 2008.

Independent Registered Public Accounting Firm Fees:

The following table presents fees for professional audit services performed by PricewaterhouseCoopers LLP for the audit of the Company's annual consolidated financial statements for fiscal years 2007 and 2006 and for the review of the Company's interim consolidated financial statements for each quarter in fiscal years 2007 and 2006 and for tax and all other services performed in fiscal years 2007 and 2006:

	Fiscal Year Ended April 28, 2007	Fiscal Year Ended April 29, 2006
Audit Fees (1)	$1,831,029	$1,250,850
Audit-Related Fees (2)	113,982	298,012
Tax Fees (3)	127,570	91,070
All Other Fees	15,965	2,500
Total	$2,088,546	$1,642,432

(1) Includes recurring audit of consolidated financial statements including statutory audits in accordance with the standards of the Public Company Accounting Oversight Board (United States); services related to SEC registration statements and financial reporting; and fees related to Sarbanes-Oxley Section 404.

(2) Audit services related to benefit/pension plans, assistance in financial due diligence related to mergers and acquisitions, review of impact of new accounting pronouncements and review of accounting impact of businesses sold.

(3) Includes tax return review and tax planning services.

(4) Workforce diagnostic tool subscription fee and services related to the new credit agreement.

The Audit Committee's current practice on approval of services performed by the independent registered public accounting firm is to pre-approve all audit services and permissible non-audit services to be provided, providing the opportunity to assess the impact of the service on the auditor's independence. In addition, the Audit Committee has delegated authority to grant certain pre-approvals to the Audit Committee Chairman. Pre-approvals granted by the Audit Committee Chairman are reported to the full Audit Committee at its next regularly scheduled meeting.

In fiscal 2007 all non-audit services were pre-approved by the Audit Committee.

The Audit Committee determined that the non-audit services provided (and the fees billed for such services) by PricewaterhouseCoopers LLP during fiscal 2007 and 2006 were compatible with maintaining their independence.

III. OTHER MATTERS

Other Proposals:

Neither the Company nor the members of its Board of Directors intend to bring before the Annual Meeting any matters other than those set forth in the Notice of Annual Meeting, and they have no present knowledge that any other matters will be presented for action at the meeting by others. However, if any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgment.

Shareholder Proposals for the 2008 Annual Meeting:

A shareholder proposal that is intended to be presented at the 2008 Annual Meeting of Shareholders must be received by the Company at its principal executive offices by April 4, 2008.

By Order of the Board of Directors,



Stephen Strome
Chairman and Chief Executive Officer

Dated: August 3, 2007

PLEASE VOTE. YOUR VOTE IS VERY IMPORTANT.
Promptly returning your proxy will help to reduce the cost of this solicitation.

(Page Intentionally Left Blank)

Appendix A

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Below are commonly asked questions relating to the purpose of a Proxy Statement and specific questions relating to Handleman Company's Annual Shareholders' Meeting. We hope the answers that follow provide you with the information you need to vote your shares.

1. **Q: What is a proxy?**

A: A proxy is another person that you legally designate to vote your shares. If you designate someone as your proxy in a written document that document is also called a proxy or proxy card.

2. **Q: What is a Proxy Statement?**

A: It is a document that SEC regulations require Handleman Company to give to you when we ask you to sign a proxy card to vote your shares at the Annual Meeting. The Proxy Statement summarizes the information you need to know to intelligently vote your shares.

3. **Q: Who can vote?**

A: You can vote at the Annual Meeting if you were a shareholder of record as of the close of business on July 9, 2007. If you own the Company's Common Stock, then you are entitled to one vote per share.

4. **Q: What is the quorum requirement of the Annual Meeting?**

A: A majority of the outstanding shares on July 9, 2007 constitutes a quorum for voting at the Annual Meeting. If you vote or attend the meeting, your shares will be part of the quorum. On the record date, 20,449,040 shares of Handleman Company's Common Stock were outstanding.

5. **Q: What am I voting on?**

A: You are voting on the:

(1) proposal to elect five nominees for Director: Robert E. Kirby and Adam D. Sexton for two-year terms expiring in 2009, and Elizabeth A. Chappell, Ralph J. Szygenda and Thomas S. Wilson for three-year terms expiring in 2010, and

(2) ratification of the appointment PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

6. **Q: What are the voting recommendations of the Board?**

A: The Board of Directors is soliciting the proxy and recommends a vote "**FOR**" each of its Nominees for Directors and **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

7. **Q: What if other matters are presented for determination at the Annual Meeting?**

A: Other than the proposal to elect five nominees for Director and the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, the Company does not expect any other matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the proxy holders (Eugene A. Miller, James B. Nicholson and Lloyd E. Reuss) will use their judgment in voting your shares on other matters that may arise at the meeting.

8. **Q: What vote is required to elect the Directors?**

A: The five individuals who receive the most votes, even if not a majority, will be elected.

9. **Q: What shares are covered by my proxy card?**

A: The shares covered by your proxy card represent shares of Handleman Company stock that you own either as a:

- shareholder of record; or
- participant in the Handleman stock fund within the Company's 401(k) Plan; or
- beneficial owner of shares held in street name.

10. **Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?**

A: If your shares are registered directly in your name with Handleman Company's transfer agent, BNY Mellon Shareholder Services, you are considered the "shareholder of record." The Proxy Statement, 2007 annual report and proxy card have been sent directly to you by Handleman Company c/o BNY Mellon Shareholder Services.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. The Proxy Statement and 2007 annual report have been forwarded to you by your broker, bank or nominee, which is considered the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

11. Q: How do I vote?

A: You may vote using any of the following methods:

- *proxy card or voting instruction card.* Be sure to sign and date the card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote **"FOR"** the election of Directors and **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm; or

- *by telephone or the Internet.* The telephone and Internet voting procedures established by Handleman Company for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that these instructions have been properly recorded. The availability of telephone and Internet voting for beneficial owners will depend on the voting process of your broker, bank or nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive; or

- *in person at the Annual Meeting.* All shareholders may vote in person at the Annual Meeting. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspector of election with your ballot when you vote at the meeting.

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12. Q: What is the effect of not voting?

A: It will depend on how your share ownership is registered. If you own shares as a shareholder of record and do not return a signed proxy card, your shares will not count toward the quorum and will not be voted.

If you are a beneficial owner and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. In the absence of your voting instructions, your broker may or may not vote your shares in its discretion depending on the proposals before the meeting.

Your broker may vote your shares in its discretion and your shares will count toward the quorum requirement on "routine matters." Regarding "non-routine matters," your broker may not be able to vote your shares in its discretion. The election of Directors and the ratification of the appointment of the independent registered public accounting firm are routine matters on which brokers are permitted to vote on behalf of their clients if no voting instructions are furnished.

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13. Q: What can I do if I change my mind after I vote my shares?

A: If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by one of the following actions:

- send written notice of revocation to the Office of the Corporate Secretary, Handleman Company, 500 Kirts Boulevard, Troy, MI 48084; or
- submit a new proxy by telephone, Internet or paper ballot, after the date of the revoked proxy; or
- attend the Annual Meeting and vote in person.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

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14. Q: How do participants in the Handleman Company 401(k) Plan vote their shares?

A: As a participant in the Handleman Company 401(k) Plan, you have the right to direct Fidelity Management Trust Company how to vote the shares of Handleman Company credited to your account.

You have been sent a Proxy Statement, 2007 annual report and proxy card from Handleman Company c/o BNY Mellon Shareholder Services. BNY Mellon Shareholder Services will transmit your voting instructions to Fidelity Management Trust Company who will vote the shares on your behalf.

The shares credited to your account will be voted as directed; if the proxy card is not received by August 31, 2007 the shares credited to your account will not be voted.

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15. Q: How do shareholders of record vote their shares if they are also participants in the Handleman Company 401(k) Plan?

A: Shareholders of record who also own shares in the Handleman Company 401(k) Plan and maintain the same registration for both accounts will receive one proxy card for their total shares. The Proxy Statement, 2007 annual report and proxy card have been sent directly to you by Handleman Company c/o BNY Mellon Shareholder Services.

For the shares credited to your 401(k) Plan account, BNY Mellon Shareholder Services will transmit your voting instructions to Fidelity Management Trust Company, who will vote the shares on your behalf. The shares will be voted as directed; if your proxy card is not received by August 31, 2007, the shares credited to your 401(k) Plan account will not be voted.

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16. Q: What does it mean if I get more than one proxy card?

A: It means your shares are in more than one account. You should vote the shares on all your proxy cards. If you are shareholder of record we encourage you to have all your shares registered in the same name and address.

To register all your shares in the same name or if you have other questions about your stock holdings please contact BNY Mellon Shareholder Services by telephone by calling:

U.S. Shareholders:	(800) 851-1713
TDD for U.S. Hearing Impaired Shareholders:	(800) 231-5469
Foreign Shareholders:	(201) 680-6578
TDD for Foreign Hearing Impaired Shareholders:	(201) 680-6610

If you wish to communicate with BNY Mellon Shareholder Services by e-mail you can do so by contacting them at shrrelations@melloninvestor.com. Shareholders can view their certificate history or make address changes on BNY Mellon Shareholder Services website www.melloninvestor.com/ISD

17. Q: Will there be a management presentation at the Annual Meeting?

A: Stephen Strome, Chairman and Chief Executive Officer, will report on the performance of the Company during fiscal 2007 and respond to appropriate questions from shareholders.

18. Q: Who can attend the Annual Meeting?

A: All shareholders of record as of the close of business on July 9, 2007 can attend. Seating at the Annual Meeting will be on a first arrival basis.

19. Q: What do I need to attend the Annual Meeting?

A: To attend the Annual Meeting, please follow these instructions:

- to enter the Annual Meeting, bring your proof of ownership and identification; or
- if a broker or other nominee holds your shares, bring proof of your ownership with you to the Annual Meeting.

20. Q: Can I bring a guest?

A: Shareholders can bring a guest. Seating availability will be on a first arrival basis.

21. **Q: Who will count the vote?**

A: A representative of BNY Mellon Shareholder Services will tabulate the votes and act as inspector of election at the Annual Meeting.

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22. **Q: How much did this proxy solicitation cost?**

A: The Company will solicit proxies by mail and will cover the expense of such solicitation. BNY Mellon Shareholder Services will help us solicit proxies for all brokers and nominees at a cost of $5,000 plus expenses. We may reimburse brokers or other nominees for reasonable expenses they incur in sending these proxy materials to you if you are a beneficial owner.

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23. **Q: How do I recommend someone to be a candidate for election as a Director at the 2008 Annual Meeting?**

A: You may recommend any person to be a Director by writing to the Corporate Secretary of the Company. The Company's By-laws require that shareholders send written notice no later than April 4, 2008, in order to recommend an individual for consideration as a Director at the 2008 Annual Meeting. In accordance with the Company's By-laws, the notice must set forth (a) as to each person whom the shareholder proposes to nominate for election (1) the name, age, business, address and residence address of such person, (2) the principal occupation or employment of such person, (3) the class and number of shares of the corporation that are beneficially owned by such person and (4) such person's written consent to being named in the Proxy Statement as a nominee and to serve as a Director if elected; and (b) as to the shareholder giving the notice (1) the name and address, as they appear on the corporation's books, of such shareholder and (2) the class and number of shares of the corporation that are beneficially owned by such shareholder.

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24. **Q: When are shareholder proposals due for the 2008 Annual Meeting?**

A: Shareholder proposals must be presented by April 4, 2008 to be included in the Company's proxy materials for the 2008 Annual Meeting.

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25. Q: Where can I find a copy of the Audit Committee Charter, Corporate Governance and Nominating Committee Charter, Compensation Committee Charter, Corporate Governance Guidelines and Code of Business Conduct and Ethics for Handleman Company?

A: A copy of the Corporate Governance Guidelines, Audit Committee Charter and Corporate Governance and Nominating Committee Charter are attached as Appendix B, C and D, respectively, to this Proxy Statement.

The Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee Charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics are also posted on the Company's web site, www.handleman.com, under Investor Relations/Corporate Governance.

The Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee Charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics are also available in print to any shareholder or interested party who requests them by contacting the Corporate Secretary, Handleman Company, 500 Kirts Blvd., Troy, MI 48084.

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26. Q: Can I access the Proxy Statement and 2007 annual report on the Internet instead of receiving paper copies?

A: This Proxy Statement and the 2007 annual report are located on Handleman Company's web site. Shareholders can access future Proxy Statements and annual reports on the Internet instead of receiving paper copies in the mail.

If you are a shareholder of record, you can choose this option by marking the appropriate box on your proxy card or by following the instructions if you vote by telephone or the Internet. If you choose to access future Proxy Statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the Internet address for those materials. Your choice will remain in effect until you advise Handleman Company otherwise.

If you are a beneficial owner, please refer to the information provided by your broker, bank or nominee for instructions on how to elect to access future Proxy Statements and annual reports on the Internet. Most beneficial owners who elect electronic access will receive an e-mail message next year containing the Internet address for access to the Proxy Statement and annual report.

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27. Q: How do I obtain more information about Handleman Company?

A: You may obtain additional information about Handleman Company in one of the following manners:

- contact the Vice President, Investor Relations, at 1-248-362-4400, Extension 211; or
- go to the website at www.handleman.com; or
- write to:
  Handleman Company
  Attention: Investor Relations
  500 Kirts Blvd.
  Troy, MI 48084

Appendix B

HANDLEMAN COMPANY
CORPORATE GOVERNANCE GUIDELINES

These Corporate Governance Guidelines, together with the Charters of the Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee, and the Code of Business Conduct and Ethics, provide the framework for the governance of Handleman Company.

The Guidelines, Committee Charters and Code of Business Conduct and Ethics are available on the Company's website, www.handleman.com.

Handleman Company's stakeholders' interests are best served through the perpetuation of a growing, financially sound business enterprise that is committed to sound operating principles and values. The Handleman Company Board of Directors ("Board") is responsible for determining that the Company is managed in such a way to ensure this result. This must be an active as opposed to passive responsibility. The Board has the responsibility to ensure that management is capably executing its responsibilities, and to regularly monitor the effectiveness of management policies and decisions, including the execution of its strategies.

In addition to fulfilling its obligations for increased shareholder value, the Board has responsibility to Handleman Company's customers, employees, suppliers and to the communities where it operates -- all of whom are essential to a successful business. These responsibilities are best served through the successful perpetuation of the business.

These guidelines and amendments require the Board of Directors' approval. The Board's Corporate Governance and Nominating Committee ("Committee") has been empowered by its charter to review and recommend Handleman's corporate governance practices and policies, which may include benchmarking Handleman's corporate governance practice against the best practices of other public companies and making recommendations to the Board to assure the Company's leadership in this area. In this regard, the Committee reviews guidelines or practices adopted by other leading public companies, surveys and trend information. The Committee will report its findings and recommendations for action by the Board.

1. **Selection of Chairman and CEO; Presiding Director:** Currently, the Chairman of the Board (Chairman) is the Chief Executive Officer (CEO) of Handleman Company. If the Board does not designate the Chairman of the Board as the CEO, then the President by virtue of his office is the CEO.

   The Board has no policy respecting the need to separate or combine the offices of Chairman and CEO. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company to make a determination each time it appoints the CEO.

   The Board will designate an independent Director to serve as Presiding Director. Duties and responsibilities of the Presiding Director include:

   a. Presiding over executive sessions of the independent Board members.
   b. Advising the CEO of appropriate feedback from the executive session including any actions to be taken, as well as any issues or concerns raised by the independent Directors.
   c. Advising on the agenda for the Board meetings.
   d. Meeting with senior officers, if deemed appropriate, to discuss the business and issues facing the Company.
   e. Working with the Chairman of the Corporate Governance and Nominating Committee in the selection of the Committee Chairs.
   f. Meeting with shareholders, if appropriate, to discuss their concerns.

   The Chairs of the Compensation Committee, Audit Committee and Corporate Governance and Nominating Committee rotate annually in the position of Presiding Director.

2. **Meeting Without CEO:** In those instances where the independent Directors meet without the Chairman and CEO, the Presiding Director will chair the meeting.

3. **Number of Committees:** The Board has the following committees: Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The Board has the authority to form a new committee or disband a current committee. It is the Board's policy that only independent Directors serve on the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

4. **Assignment and Rotation of Committee Members:** The Chairman of the Corporate Governance and Nominating Committee with the assistance of the Presiding Director recommends the appointment of members to the committees, the composition of which is discussed and ratified by the Board, taking into account the desires and suggestions of individual Directors. It is the belief of the Board that committee rotation is a desirable principle, but should not be mandated as a policy because there may be reasons that justify maintaining an individual Director's committee membership for longer or shorter periods, including the time it takes a Director to gain the substantive knowledge to become an active contributor.

5. **Committee Independence:** The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are to be comprised entirely of independent Directors.

6. **Committee Structure:** The Audit, Compensation, and Corporate Governance and Nominating Committees will adopt written charters that specify each Committee's responsibilities and duties.

7. **Frequency and Length of Committee Meetings:** The Chair of each committee, in consultation with its members, determines the frequency and length of the meetings of the committee.

8. **Committee Agenda:** The Chair of each committee, in consultation with the appropriate Officers, will develop the committee's agenda. At the beginning of the Board year (from annual shareholders meeting to annual shareholders meeting), each committee will establish a schedule of agenda subjects to be discussed during the year (to the extent these can be foreseen); the schedule for each committee will be furnished to all Directors. The Chair of each committee will distribute the agenda for each meeting to all Directors in advance and solicit suggestions for changes or additions.

9. **Selection of Agenda Items for Board Meetings:** At the beginning of the Board year, the Chairman will establish a schedule of agenda subjects to be discussed during the year (to the extent these can be foreseen). The Chairman will also establish the agenda for each Board meeting and distribute it to the Presiding Director in advance and solicit suggestions for changes or additions. Each Board member is free to suggest the inclusion of items on the agenda. The agenda will include reports from each committee that has held a meeting. At least one Board meeting each year will be a Board "retreat," the principal purpose of which will be a Board review of long-term strategic plans and the principal issues that Handleman Company will face in the future. The Board will have a minimum of six scheduled meetings per Board year and will be on call for additional meetings as needed.

10. **Board Materials:** The Chairman will distribute to the Board in writing information and data that are important to the Board's understanding of the business at least one week before the scheduled Board meeting (where practical). The Chairman will assure that the material submitted by Handleman Company Officers ("Officers") is concise yet comprehensive, and will make an ongoing effort to solicit suggestions from independent Directors on how to best meet their information needs. The Chairman, and/or the Company Chief Financial Officer will send the Directors interim financial and operational reports monthly.

11. **Retention of Consultants:** The Board has full authority to retain such financial, legal, or other consultants, as it deems appropriate. The necessary funds will be made available to pay for such services.

12. **Director Responsibilities:** Directors are expected to use their best efforts to attend all Board, and committee meetings on which such Director serves, and the Annual Shareholders' Meeting. Attendance by phone is acceptable if a Director cannot attend meetings due to travel problems, schedule conflicts or similar causes. Directors must, however, be present for the majority of the meetings in order to achieve a present attendance status and compensation for the meeting.

13. **Regular Attendance of Non-Directors at Board Meetings:** The Chairman and CEO will invite the appropriate Officers and Handleman Company employees to attend certain meetings when their presence is expected to significantly enhance the quality of Board decisions. Generally, attendance of non-Directors will take place when their expertise is required or where attendance is encouraged as noted in Item 15 (e.g., at the Board retreat).

14. **Executive Sessions of Independent Directors:** The independent Directors will meet in executive session during each scheduled Board meeting. The Presiding Director will preside over the executive session and will report to the Chairman and CEO on the nature of the discussion immediately following the Board meeting. If the Presiding Director is unavailable to preside over an executive session, the Director designated to follow in the rotation as Presiding Director shall serve as Presiding Director for that meeting.

15. **Board Access to Senior Management:** The Presiding Director will have complete access to the Company's Officers and counsel and will communicate issues brought up by management with the other outside Directors. It is assumed that the Presiding Director will use appropriate judgment to be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the Chairman and CEO under normal circumstances. Furthermore, the Board encourages the Chairman and CEO, from time to time, to bring executives into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas or (b) represent executives with future potential that the Chairman and CEO believes should be given exposure to the Board. The Board may retain outside counsel of its choice with respect to any issue relating to its activities. The Chairman and CEO will be advised on each such occasion of the law firm selected and the issues to be addressed by it on behalf of the Board.

16. **Board Compensation Review:** Only non-employee Directors receive payment for serving on the Board. The Compensation Committee is responsible for annually evaluating and recommending Director compensation programs, including retainers, fees and stock grants, for discussion and concurrence by the full Board. Given the conflict inherent with Directors setting their own pay levels, these recommendations will be based upon information in relation to other comparable U.S. companies and in consideration of the most current best practices provided by outside consultants and/or director compensation surveys.

17. **Size of the Board:** It is the opinion of the Board that the optimal size of the Board under normal circumstances is 6 to 10 members. This size permits both a diversity of skills and views available to contribute to the duties of the Board and its Committees as well as the coordination and participation of all Directors in Board deliberations. However, the Board would be willing to deviate from the optimal size of the Board to either a smaller size reflective of the financial and business status of the company or to a larger size in order to accommodate the availability of an outstanding candidate.

18. **Mix of Inside and Outside Directors:** The Board believes that, as a matter of policy, there should be a majority of independent Directors on the Handleman Board.

19. **Definition of Independent Director:** The Company has adopted the following definition of an independent Director: one who (a) is not and has not been employed by the Company or its subsidiaries in an executive capacity; (b) is not an advisor or consultant to the Company; (c) is not affiliated with a significant customer or supplier of the Company; (d) does not have a personal services contract or arrangement with the Company; (e) is not affiliated with a tax-exempt entity that receives significant contributions from the Company; and (f) is not a spouse, parent, sibling or child of a Board member or senior executive of the Company. The Board believes that all present outside Directors are independent. Compliance with the definition of independence is reviewed annually by the Corporate Governance and Nominating Committee.

    The Board will establish and maintain standards used to determine which directors are independent. These standards shall consider the definition of (i) an "independent director" as defined under the rules of the New York Stock Exchange, as may be amended from time to time (ii) a "Non-Employee Director", as defined in Rule 16b-3 promulgated under Section 16 of the Securities and Exchange Act of 1934, as amended, and (iii) an "outside director" under Regulation Section 1.162-27 promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended.

    In addition, in order to be deemed independent of management of the Company, a Board member cannot have engaged in any transaction or have been involved in any business relationship or otherwise that is described or set forth in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

    Each independent Director shall notify the Chairman and CEO and the Chairman of the Corporate Governance and Nominating Committee, as soon as practical, of any event, situation or condition that may affect the Board's evaluation of his or her independence.

20. **Stock Ownership of Outside Directors:** The Board requires that each outside Director own Handleman Company stock. The Board's policy is that each outside Director should, within five years of first election to the Board, own 5,500 shares of Handleman Company stock.

21. **Loans to Directors and Executive Officers:** It is the policy of the Company not to make any personal loans to its Directors and Officers.

22. **Former Chief Executive Officer's Board Membership:** The Board believes this is a matter to be decided in each individual instance. It is assumed that when the Chief Executive Officer resigns from that position, he/she should offer his/her resignation from the Board at the same time. Whether the individual continues to serve on the Board is a matter for discussion at that time with the new CEO and the Board.

23. **Board Membership Criteria:** The Corporate Governance and Nominating Committee is responsible for reviewing with the Board periodically the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should include issues of diversity, age, skills such as understanding of marketing, finance, regulation and public policy, international background, other time demands (including service on other boards), commitment to Handleman's shared values, etc. -- all in the context of an assessment of the perceived needs of the Company and the Board at that point in time.

    In order to optimize Directors' ability to represent the interest of the Company's shareholders and other constituencies, the Board has established a guideline whereby individuals nominated to serve as a Director of the Company can serve as a director on a maximum of five other public company boards. Directors should advise the Chairman and CEO and the Chairman of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another company's Board of Directors.

24. **Identifying New Director Candidates/Extending Invitations to Board:** The Board itself should be responsible, in fact as well as procedure, for soliciting input from shareholders or others, for identifying new members and for recommending them for election by the shareholders. The Board delegates the screening process involved to the Corporate Governance and Nominating Committee and the Presiding Director with direct input from the Chairman and CEO. The Corporate Governance and Nominating Committee is responsible for evaluating and recommending criteria for Board membership. The invitation to join the Board should be extended by the Chairman and CEO and the Chair of the Corporate Governance and Nominating Committee.

25. **Assessing the Board's Performance:** The Board commits to participate in a process of self-evaluation annually, led by the Corporate Governance and Nominating Committee. This will be discussed annually with the full Board. This assessment should be of the Board's contribution as a whole and should specifically review areas in which the Corporate Governance and Nominating Committee or the Chairman and CEO believes a better contribution could be made. Its purpose is to increase the effectiveness of the Board. The purpose of the evaluation will be to discover if there are changes to the Board's structure and operations, which will maximize the value that the Board provides to the Company.

26. **Directors Who Change Their Present Job Responsibility:** It is the sense of the Board that individual Directors who change in a substantial way the business responsibility they held when they were elected to the Board, or who develop a conflict as a Director of the Company with the person's position in, or role with, another entity should inform the Chairman and CEO and the Chair of the Corporate Governance and Nominating Committee of the change. In addition, they must volunteer to resign from the Board. It is not the sense of the Board that the Directors who retire from or change substantially the position they held when they became a Director should necessarily leave the Board. There should, however, be an opportunity of the Board via the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under these circumstances.

27. **Director Tenure:** The Board comprises three classes of Directors, with approximatly one-third of the Directors assigned to each class. The members of each class are elected for a term of three years. The Board does not believe that it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, in some cases term limits may disadvantage the Board because it risks losing the contribution of Directors who have been able to develop over a period of time increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. As an alternative to strict term limits, the Directors and Corporate Governance Committee, in conjunction with the Chairman and CEO, reviews each Director's continuation on the Board at the expiration of his or her term. This also allows each Director the opportunity to confirm his/her desire to continue as a member of the Board and to access whether the Board member is providing meaningful contributions to the Board based on the Handleman Company's direction and strategy.

28. **Retirement Age:** Directors will submit a written resignation to the Board not later than the annual meeting of shareholders that follows their seventy–second birthday. Directors may stand for reelection even though the Board's retirement policy would prevent them from completing a full three year term. The Corporate Governance and Nominating Committee will review the desirability of continued service by that Director in light of the needs of the Company at that time and make a recommendation to the Board. If continued service is requested, that Director will then annually submit a written resignation to be considered by the Board.

29. **Voting for Directors:** In an uncontested election, any nominee for Director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation following certification of the shareholder vote.

    The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board whether to accept it. The Board will act on the Committee' recommendation within 90 days following the shareholder meeting. Board action on the matter will require the approval of a majority of the independent Directors.

    The Company will disclose the Board's decision on a Form 8-K furnished to the Securities and Exchange Commission within four business days after its reaches the decision to reject the Director's resignation and the reasons why the Board rejected the Directors' resignation.

    Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance and Nominating Committee's deliberations regarding whether to accept or reject the resignation offer.

    If each member of the Corporate Governance and Nominating Committee receives a Majority Withheld Vote at the same election, then the independent Directors who do not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them.

30. **Formal Evaluation of the CEO:** At the beginning of each fiscal year, the CEO will set forth in writing to the Chair of the Compensation Committee the CEO's personal goals for the performance of his duties and responsibilities during such fiscal year. The independent Directors should make this evaluation annually, and it should be communicated to the CEO by the Chair of the Compensation Committee. The evaluation should be based on objective criteria, including comparison of the CEO's goals for the year against actual results, performance of the business, accomplishment of long-term strategic objectives, management development, and the like. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO.

31. **Succession Planning:** There will be an annual report by the CEO to the Board on succession planning. There should also be available, on a continuing basis, the CEO's recommendations as to a successor should the CEO be unexpectedly disabled.

32. **Management Development:** There will be an annual report to the Board by the Chairman and CEO on Handleman's program for management development. This report should be given to the Board at the same time as the succession planning report.

33. **Board Interaction with Institutional Investors, the Press, Customers, etc.**: The Board believes that, in general, it is optimal for the appropriate Officers to speak for the Company and to communicate such feedback to the Board. The Presiding Director and individual outside Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, including investors. It is expected that Board members would do this with the knowledge of the Chairman and CEO and absent unusual circumstances, only at the request of the Chairman and CEO.

    Shareholders wishing to communicate with the Presiding Director or with the non-employee Directors as a group may send a letter by regular or express mail addressed to: Secretary, Handleman Company, 500 Kirts Blvd., Troy, MI 48084, Attention: Presiding Director or Non-Employee Directors. All correspondence sent to that address will be delivered to those Directors on a quarterly basis, unless management determines by individual case that it should be sent more promptly. All correspondence to Directors will be acknowledged by the Secretary and may also be forwarded within Handleman Company to the subject matter expert for an investigation.

34. **Adherence to Code of Business Conduct and Ethics:** Each Director shall be familiar with and adhere to the Company's Code of Business Conduct and Ethics. The Directors shall annually acknowledge in writing that the Director has complied with the Code of Business Conduct and Ethics as it applies to the Director. If an actual or potential conflict arises for a Director, the Director shall promptly inform the Presiding Director and Chairman of the Audit Committee. If a significant conflict exists that cannot be resolved, the Director will submit a letter of resignation.

    Additionally, a Financial Integrity and Controls Hotline will be maintained for employees to report questionable accounting policies or practices, on an anonymous basis. Management will report all such reports directly to the Audit Committee.

35. **Board Orientation:** Each new Director will participate in an orientation program to be acquainted with the business, the financial position, compliance policies, and other policies relevant to Directors. In addition a "Director Information Book" is distributed to each Director that contains information on director compensation, indemnification, meeting schedules, Company SEC filings and corporate by-laws.

36. **Continuing Education for Directors:** One of Handleman Company's core values is continuous learning and improvement. The Company encourages and supports this value throughout all levels of the organization. Board members also believe continuous learning is important to ensure the Boards' ongoing effectiveness. The Board encourages each Director to participate in at least one continuing education program during each Board term. Annually, management will provide the Board a list of certified continuing education programs available during the calendar year.

37. **Transparency:** The Board believes that it is important that the Company's stakeholders and others are able to review its corporate governance practices. Accordingly, the Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics and Committee Charters will be published on the Company's website.

Appendix C

AUDIT COMMITTEE CHARTER
OF THE BOARD OF DIRECTORS OF HANDLEMAN COMPANY

This Charter sets forth the duties and responsibilities of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Handleman Company (the "Company").

Mission Statement:

The Audit Committee's mission is to assist the Board in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting processes; the systems of internal accounting and financial controls; the internal audit function; the annual independent audit of the Company's financial statements; the adequacy and effectiveness of the Company's financially-related legal, regulatory, and ethical compliance programs; and any other areas specified by the Board of potential significant financial risk to the Company.

Composition:

The Committee is established by the Board and will consist of three or more members, with the exact number being recommended by the Corporate Governance and Nominating Committee. All members must be independent of the management of the Company, and free of any relationship that would interfere with their exercise of independent judgment as a Committee member. Each of the members of the Committee will be (i) an "independent director" as defined under the rules of the New York Stock Exchange, as may be amended from time to time (ii) a "Non-Employee Director" as defined in Rule 16b-3 promulgated under Section 16 of the Securities and Exchange Act of 1934, as amended, and (iii) an "outside director" under Regulation Section 1.162-27 promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended.

In addition, in order to be deemed independent of management of the Company, unless the Board of Directors determines otherwise, a member of the Committee cannot have engaged in any transaction or have been involved in any business relationship or otherwise that is described or set forth in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

Each member shall also be financially literate as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after the member's appointment to the Audit Committee. At least one member must have accounting or related financial management expertise as the Board interprets such qualification in its business judgment.

Committee members may not simultaneously serve on audit committees of more than three public companies without Board determination and disclosure in the annual Proxy Statement that such service would not impair the ability of such member to serve on the Company's Audit Committee.

The Chairman of the Corporate Governance and Nominating Committee, with the assistance of the Presiding Director and Chairman of the Board, will recommend the annual appointment of the Committee members, as well as the Committee Chair. The Committee membership, including the Chair, will be determined by the entire Board of Directors.

The Committee Chair is responsible for reporting all activities and decisions of the Committee to the Board.

All members of the Committee serve at the discretion of the Board.

In the event a Director becomes disqualified from membership on the Audit Committee, such Director shall be removed as soon as practicable from service on the Audit Committee by the Board. In the event removal, resignation, retirement, death or other termination of a Director from service on the Audit Committee results in the Audit Committee comprising less than three members, the Board shall appoint a new qualified Director to the Audit Committee as soon as practicable.

Principal Functions:

The Committee provides assistance to the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the systems of internal control, the audit process, and the Company's process for monitoring compliance with laws and regulations and the Company's Code of Business Conduct and Ethics.

The Committee shall:

a. review with management and the independent registered public accounting firm the status of the annual audit prior to releasing the unaudited year-end earnings, as well as the audited financial statements to be included in the Company's annual report on Form 10-K;

b. review quarterly unaudited financial statements, including the related earnings press release and any financial information or earnings guidance provided to the analysts or ratings agencies along with the quarterly unaudited financial statements;

c. review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas of potential significance;

d. obtain assurance from the independent and internal auditors of the adequacy of the Company's accounting and financial controls;

e. review significant legal matters with the Company's legal counsel;

f. review management's monitoring of compliance with the Company's Code of Business Conduct and Ethics;

g. establish procedures for the receipt, treatment and retention of complaints regarding accounting, internal accounting controls or auditing matters;

h. appoint, approve compensation for, and oversee the work of the independent registered public accounting firm annually, including a review of the auditor's independence, performance and results of periodic audit and non-audit engagements;

i. review the budget, staffing, activities, performance, and results of examinations of the Internal Audit Department;

j. prepare a report annually that is in accordance with the applicable rules and regulations of the SEC for inclusion in the Company's annual Proxy Statement; and

k. report Committee activities to the Board on a periodic basis.

Duties and Responsibilities:

The principle duties and responsibilities of the Committee in carrying out its oversight responsibilities are set forth below. The duties and responsibilities are set forth as a guide with the understanding that the Committee may supplement them as appropriate and may establish policies and procedures from time to time that the Committee deems necessary or advisable in fulfilling its responsibilities.

A. Financial Reporting Process and Internal Control:

1. Review with management and the independent registered public accounting firm the status of the annual audit prior to releasing the unaudited year-end earnings; discuss matters required to be communicated to the Audit Committee in accordance with AICPA Statement on Auditing Standards (SAS) No. 61.

2. Review with management and the independent registered public accounting firm: the audited financial statements to be included in the Company's Annual Report on Form 10-K and disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations;" qualitative judgments of the independent registered public accounting firm about the appropriateness, not just the acceptability, of the Company's accounting principles, and the clarity of the financial statements; assurance from the independent registered public accounting firm that Section 10A of the Securities Exchange Act of 1934 has not been implicated; and major issues regarding auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements. After such review and discussions, recommend to the Board of Directors that the audited financial statements be included in the Form 10-K for such year to be filed with the Securities and Exchange Commission.

3. Review periodically with the independent registered public accounting firm their judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting, including such issues as the reasonableness of significant judgments and the clarity of the Company's financial disclosures and whether the choices of accounting principles and underlying estimates and other significant decisions made by management in preparing the financial statements are conservative, moderate or aggressive from the perspective of income, asset, revenue and liability recognition and whether those principles, estimates and disclosures are common practices or are minority practices.

4. Review with management and the independent registered public accounting firm quarterly unaudited financial statements, including the related earnings press release and any financial information or earnings guidance provided to the analysts or ratings agencies; discuss with the independent registered public accounting firm the results of their review performed in accordance with SAS No. 100 for unaudited financial statements. These discussions may be general, and the Committee will determine if it will discuss each earnings report or piece of earnings guidance in advance of its release. In addition, the Committee's focus may be on the types of information to be disclosed and the type of presentations to be made. The Committee may be represented by the Chair or a subcommittee to review the earnings announcements and other public disclosure documents.

5. Review disclosures made by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q with respect to the financial statements and (a) the adequacy and effectiveness of the Company's disclosure controls and procedures; (b) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting; (c) any fraud involving management or other employees who have a significant role in the Company's disclosure controls and procedures and internal controls; and (d) any change in internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. Review audit findings, including any significant issues, audit problems, scope limitations, disagreements with management, and/or suggestions for improvements provided to management by the independent registered public accounting firm and internal auditors, and obtain management's response to the suggestions from the independent and internal auditors.

7. Review and discuss with management and the independent registered public accounting firm management's assessment of the effectiveness of internal control over financial reporting and the basis therefore, as well as the independent registered public accounting firm's attestation of management's assessment, and its audit of the Company's internal control over financial reporting.

8. Review with management and the independent registered public accounting firm any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements; including (i) an analysis of the effect of alternative GAAP methods on the Company's financial statements; (ii) a description of any transactions as to which management obtained SAS No. 50 letters; (iii) any significant changes in the Company's selection or application of accounting principles or policies; (iv) any changes to the methods of application; and (v) any major issues as to the adequacy of the Company's internal controls.

9. Review with the Company's legal counsel: (i) any significant legal matters that could have a material impact on the Company's financial statements; (ii) legal compliance matters, including corporate securities trading policies and material notices to or inquiries received from government agencies; and (iii) reports or evidence of a material violation of securities laws or breaches of fiduciary duty.

10. Review management's monitoring of compliance with the Company's Code of Business Conduct and Ethics.

11. Review policies and procedures with respect to the CEO's and certain other officers' expense accounts, including their use of corporate assets.

12. Establish procedures for receiving, processing and retaining complaints or employee concerns about accounting, internal accounting controls, and auditing matters and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters; review with management and the independent registered public accounting firm any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company's financial statements or accounting policies.

13. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

14. Meet periodically with the independent registered public accounting firm, the director of internal audit and management in separate executive sessions to discuss any matters that the Audit Committee or these persons believe should be discussed privately with the Committee.

B. Auditing Functions:

1. Review the independence and performance of the independent registered public accounting firm annually. The independent registered public accounting firm reports directly to the Committee, and the Committee is directly responsible for the appointment, retention, termination, compensation, and oversight of the work of the independent registered public accounting firm, including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting. The Committee requires rotation of the lead and concurring audit partners in accordance with applicable requirements.

2. On an annual basis, review and discuss with the independent registered public accounting firm all significant relationships they have with the Company that could impair the auditors' independence and receive the written disclosures and letter from the independent registered public accounting firm required by Independence Standards Board No. 1 and the New York Stock Exchange listing standards.

3. Approve the engagement letters and the fees to be paid to the independent registered public accounting firm. Pre-approve all audit and non-audit services to be provided by the independent registered public accounting firm and consider the possible effect that these services could have on the independence of such auditors; provided that prohibited non-audit services shall include bookkeeping, information technology design, financial systems design, appraisal or valuation services, actuarial services, internal audit services, management or human resources functions, and legal services or other expert services unrelated to the audit. The Committee may delegate to one or more of its members pre-approval authority of non-audit services in accordance with applicable law and the Charter.

4. Review the arrangements, scope, staffing, timing, cost, and results of periodic audits and non-audit engagements conducted by the independent registered public accounting firm.

5. Review with management and the independent registered public accounting firm any management letter provided by the auditors and the Company's response to that letter.

6. Receive and review from the independent registered public accounting firm at least annually a report regarding the internal quality control procedures of the independent registered public accounting firm including any material issues raised within the preceding five years by any internal quality review or peer review of the firm, or by any inquiry or investigation by environmental or professional authorities, as well as describing the steps the firm has taken to deal with any reported problems.

7. Review and approve the annual and quarterly plans for internal audit, including staffing/ appointments, and major projects undertaken by internal audit outside of the plan.

8. Review the scope, status and results of examinations conducted by the Company's internal auditors.

9. Review the budget, program, changes in program, activities, strategies, organizational structure, and qualifications of the Internal Audit Department, as needed, it being understood that the Internal Audit Department functionally reports directly to the Committee. Evaluate whether the Internal Audit Department operation and structure permits unrestricted access by internal auditors to records, personnel, and physical properties relevant to the performance of its responsibilities and to top management, the Committee and the Board. Assess the appropriateness of the resources allocated to internal auditing. Evaluate the effectiveness of the internal audit function with the independent registered public accounting firm and compliance with the Institute of Internal Auditor's Standards for the Professional Practice of Internal Auditing.

10. Review the appointment, performance and replacement of the chief internal auditor. Decisions regarding hiring or termination of the chief internal auditor require endorsement by the Committee. The chairperson of the Committee will also be involved in performance evaluation and compensation decisions related to the chief internal auditor.

11. Set clear hiring policies for employees or former employees of the independent registered public accounting firm who participated in any capacity in the audit of the Company.

C. Reporting Requirements:

1. The Audit Committee shall prepare the report required by the Securities and Exchange Committee to be included in the Company's annual Proxy Statement. The Committee will also disclose in the Annual Report and Proxy Statement the Audit Committee's pre-approval policies and procedures and fees paid to the independent accountants in accordance with Securities and Exchange Commission regulations.

2. The Audit Committee shall review and reassess the adequacy of the Audit Committee Charter on an annual basis and any changes thereto shall be submitted to the Board for approval. The Audit Committee shall have the Charter published at least every third year in the Company's Proxy Statement in accordance with Securities and Exchange Commission regulations.

3. The Audit Committee shall assess its performance at least annually and report the results to the Board.

4. On an annual basis or upon changes to the composition of the Audit Committee, the Company must provide the New York Stock Exchange written confirmation regarding the:

   a. determination made by the Board regarding Audit Committee member independence;

   b. financial literacy of Audit Committee members;

   c. determination that at least one Audit Committee member has accounting or financial management expertise including the name of any designated Audit Committee financial expert under Securities and Exchange Commission regulation; and

d. review and reassessment of the adequacy of this Charter on an annual basis including describing and reporting to the shareholders the Committee's composition, responsibilities, and how they were discharged, and any other information required by rule, including approval of non-audit services.

D. Perform any other duties or responsibilities expressly delegated to the Committee by the Board including any duties or responsibilities as set forth in the Corporate Governance Guidelines.

E. While the Audit Committee has the duties and responsibilities set forth in this Charter, it is not the duty or responsibility of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are prepared in accordance with generally accepted accounting principles. These duties and responsibilities rest with management and the independent registered public accounting firm.

The duties and responsibilities set forth above are meant to serve as a guide, with the understanding that the Committee may diverge from the specific duties enumerated as necessary and appropriate given the circumstances.

Committee Authority:

The Committee shall undertake any other action or exercise such other powers, authority and responsibilities as necessary or appropriate to discharge its responsibilities and duties as set forth in this Charter or the Company's By-laws, or otherwise required by the Listing Rules of the New York Stock Exchange or other applicable laws, rules or regulations, or as shall otherwise be determined by the Board.

In discharging its responsibilities and duties, the Committee is empowered to investigate any matter brought to its attention that it determines to be within the scope of its authority with full access to all books, records, facilities, and personnel of the Company. The Committee has the power to retain outside counsel or other consultants or experts as the committee may deem appropriate in its sole discretion, and shall receive funding from the Company to engage such advisors, and have sole authority to approve related fees and retention terms.

The Committee may delegate authority to individuals or subcommittees when it deems appropriate.

Meetings:

The Audit Committee will meet quarterly and at such other times as may be deemed necessary or appropriate in the judgment of its Chairman to accomplish the Committee's responsibilities. In lieu of a meeting, the Committee may also act by unanimous written consent resolution. Committee meeting procedures include the following guidelines:

1. A majority of the Committee members will be deemed a quorum for the transaction of business. The Chairman may appoint one or more members of the Board to act at a meeting in place of an absent member or members, as long as each such member appointed is an independent director as defined by applicable New York Stock Exchange rules. Such appointed Director(s) may vote on any matter coming before the Audit Committee. For purposes of determining a quorum, the size of the Committee shall not be deemed increased by the appointment of any replacement member or members.

2. The action of a majority of those present at a meeting at which a quorum is present will represent an act of the Committee.

3. The CFO will be the management liaison to the Committee.

4. The Chairperson of the Audit Committee shall select the meeting dates after consultation with other members of the Committee.

5. The Committee Chairperson shall prepare and/or approve an agenda in advance of each meeting.

6. The agenda and all materials to be reviewed at the meetings will be provided to the Committee members as far in advance of the meeting as practicable.

7. If the Chairperson is not available for a meeting, the other members of the Committee may appoint a temporary Chairperson for such meeting.

8. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary.

9. All Directors shall be invited to all Audit Committee meetings.

10. The Chairperson of the Audit Committee may call a meeting of the full Board at the request of and for the purpose of meeting with the Company's independent registered public accounting firm and may call a meeting of the full Board to consider any other matters within the purview of the Audit Committee.

11. Minutes of any Audit Committee meetings shall be provided to all Directors following the Audit Committee meeting and shall be submitted for the next Board meeting, at which time the Chairperson of the Audit Committee will provide additional comments as appropriate.

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Appendix D

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER OF THE BOARD OF DIRECTORS OF HANDLEMAN COMPANY

This Charter sets forth the duties and responsibilities of the Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Handleman Company (the "Company").

Mission Statement

The Committee's mission is to ensure that the Board's corporate governance system operates effectively and fulfills the requirements of sound corporate governance practices. The Committee shall (i) identify individuals qualified to serve as Board members, consistent with criteria approved by the Board; (ii) recommend to the Board the Director nominees for election; (iii) develop and recommend to the Board corporate governance practices applicable to the Company; (iv) oversee the annual Board self evaluation process; and (v) annually evaluate the performance of the Committee.

Composition

The Board will establish the Committee that will consist of three or more members, with the exact number being determined by the Board. All members must be independent of the management of the Company, and free of any relationship that would interfere with their exercise of independent judgment as a Committee member. Each of the members of the Committee will be (i) an "independent" Director as defined under the rules of the New York Stock Exchange, as may be amended from time to time; (ii) a "Non-Employee Director" as defined in Rule 16b-3 promulgated under Section 16 of the Securities and Exchange Act of 1934, as amended; and (iii) an "outside" Director under Regulation Section 1.162-27 promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended.

In addition, in order to be deemed independent of management of the Company, a member of the Committee cannot have engaged in any transaction or have been involved in any business relationship or otherwise that is described or set forth in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

The Presiding Director, with the assistance of the Chairman of the Board, will recommend the annual appointment of the Committee Chair. The Chairman of the Corporate Governance and Nominating Committee, with the assistance of the Presiding Director and the Chairman of the Board, will recommend the annual appointment of the Committee members. The Committee membership, including the Chair, will be ratified by the Board.

The Committee Chair is responsible for reporting all activities and decisions of the Committee to the Board.

All members of the Committee serve at the discretion of the Board.

Principal Duties and Responsibilities

The Committee shall assist the Board of Directors as set forth below:

a. recommend to the Board the size, structure, and composition of the Board and its Committees;

b. develop director qualification standards and establish guidelines to qualify individuals to become Board members, subject to Board approval;

c. recommend to the Board whether incumbent directors should stand for re-election after considering the performance of the directors;

d. consider shareholder nominated candidates for election as Directors by reviewing their qualifications in accordance with the criteria recommended by the Committee and approved by the Board;

e. recommend to the Board the slate of Director nominees for election at the annual meeting of shareholders;

f. recommend performance criteria for the Board and oversee review of Board performance;

g. review best practices in corporate governance and recommend Board policies and practices, as appropriate;

h. review periodically the charter and composition of each Board committee and make recommendations to the Board for the adoption of or revisions to the committee charters, the creation of additional committees or the elimination of Board committees;

i. monitor the performance evaluation of each Board committee, receive comments from all directors, and report annually to the Board with an assessment of the Board's performance, to be discussed with the Board;

j. review any potential conflicts of interest between the Directors and Handleman Company;

k. report Committee activities to the Board on a periodic basis and conduct an annual performance evaluation of itself and report results to the Board;

l. report periodically to the Board on succession planning for the Chief Executive Officer and for the Board and its committees; and

m. review other matters that the Board delegates to the Committee.

The Committee may be assisted on projects from time to time by independent outside experts, consultants and various members of the Company's staff. Further, the Committee shall consult with the CEO and other members of senior management, as necessary.

Committee Authority

The Committee shall undertake any other action or exercise such other powers, authority and responsibilities as necessary or appropriate to discharge its responsibilities and duties as set forth in this Charter or the Company's By-laws, or otherwise required by the Listing Rules of the New York Stock Exchange or other applicable laws, rules or regulations, or as shall otherwise be determined by the Board.

In discharging its responsibilities and duties, the Committee is empowered to investigate any matter brought to its attention that it determines to be within the scope of its authority with full access to all books, records, facilities and personnel of the Company. The Committee has the power to retain outside counsel or other consultants or experts as the committee may deem appropriate in its sole discretion, and shall receive funding from the Company to engage such advisors, and have sole authority to approve related fees and retention terms.

The Committee may delegate authority to individuals or subcommittees when it deems appropriate.

Meetings

The Committee will meet at least two times per year and at such other times as may be deemed necessary or appropriate in the judgment of its Chairman to accomplish the Committee's responsibilities. In lieu of a meeting, the Committee may also act by written consent resolution. Committee meeting procedures include the following guidelines:

1. A majority of the Committee members will be deemed a quorum for the transaction of business. The Chairman may invite one or more members of the Board to act at a meeting in place of an absent member or members, as long as each such Director appointed is an independent director as defined by applicable New York Stock Exchange rules. Any such appointed Director who is not a member of the Committee may vote on any matter coming before the Corporate Governance and Nominating Committee. For purposes of determining a quorum, the size of the Committee shall not be deemed increased by the appointment of any replacement Director or Directors.

2. The action of a majority of those present at a meeting at which a quorum is present will represent an act of the Committee.

3. The Committee Secretary will keep minutes of all Committee meetings, which will be distributed to Board members.

4. The Chairman of the Board will be the management liaison to the Committee.

5. The Chairman of the Board will prepare a preliminary agenda to be reviewed with the Committee Chairman who will make the final decision regarding the agenda.

6. The agenda and all materials to be reviewed at the meetings will be provided to the Committee members as far in advance of the meeting as practicable.

7. The Committee Chair is responsible for reporting all activities and decisions of the Committee to the Board.

The Chairman of the Board should coordinate all mailings to the Committee members, to the extent practicable.

(Page Intentionally Left Blank)

The shares represented by this proxy will be voted in accordance with the specifications made herein. If no specifications are made, this proxy will be voted FOR the election of the nominees for Director listed below in Item 1 and FOR the ratification of the appointment of the independent registered public accounting firm listed below in Item 2.

Please Mark Here for Address Change or Comments ☐ SEE REVERSE SIDE

The Board of Directors recommends a vote FOR Item 1 and Item 2.

1. Election of Directors

Nominees:	FOR all nominees listed to the left (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees listed to the left
01 Elizabeth A. Chappell** 02 Robert E. Kirby* 03 Adam D. Sexton* 04 Ralph J. Szygenda** 05 Thomas S. Wilson**	☐	☐

*** Nominees for terms to expire at the 2009 Annual Meeting.**
**** Nominees for terms to expire at the 2010 Annual Meeting.**
(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

____

	FOR	AGAINST	ABSTAIN
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 3, 2008.	☐	☐	☐

3. To transact such other business as may properly come before the Annual Meeting of Shareholders and at any adjournment thereof.

Please disregard if you have previously provided your consent decision.

By checking the box to the right, I consent to future delivery of annual reports, proxy statements, prospectuses and other materials and shareholder communications electronically via the Internet at the website noted in the footnote below. ☐

Signature ______________________ **Signature** ______________________ **Dated** ______________, **2007**

The signature(s) of shareholder(s) should correspond exactly with the name(s) stenciled hereon. Joint owners should sign individually. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. Please date, sign and mail this proxy in the enclosed envelope.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the September 5, 2007 annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.proxyvoting.com/hdl Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	**OR**	**1-866-540-5760** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

FOOTNOTE

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.melloninvestor.com/isd where step-by-step instructions will prompt you through enrollment. I understand that costs normally associated with electronic delivery, such as usage and telephone charges as well as any costs I may incur in printing documents, will be my responsibility. I understand that the Company may no longer distribute printed materials to me for any future shareholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Mellon Investor Services LLC, Jersey City, NJ.

You can view the Annual Report and Proxy Statement on the internet at www.handleman.com Reference Investor Relations/Key Financials



Handleman Company

HANDLEMAN COMPANY
ANNUAL MEETING OF SHAREHOLDERS
September 5, 2007

PROXY SOLICITED BY THE BOARD OF DIRECTORS OF HANDLEMAN COMPANY

Eugene A. Miller, James B. Nicholson and Lloyd E. Reuss, and each of them, are hereby authorized to represent and vote the stock of the undersigned at the Annual Meeting of Shareholders to be held September 5, 2007, and at any adjournment thereof.

The undersigned hereby revokes any proxy or proxies heretofore given to vote such stock, and hereby ratifies and confirms all that said attorneys and proxies, or their substitutes, may do by virtue hereof. If only one attorney and proxy shall be present and acting, then that one shall have and may exercise all the powers of said attorneys and proxies.

The undersigned hereby acknowledges receipt of the Notice of said Annual Meeting of Shareholders, the Proxy Statement relating thereto and the Annual Report for 2007.

(Continued and to be signed on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

END